Exhibit 2.1

Dated 7 February 2008

(1) DISCOVER FINANCIAL SERVICES

(2) GOLDFISH BANK LIMITED

(3) DISCOVER BANK

(4) SCFC RECEIVABLES CORPORATION

– AND –

(5) BARCLAYS BANK PLC

AGREEMENT FOR THE SALE AND PURCHASE

OF THE GOLDFISH CREDIT CARD BUSINESS

REF: 36429-10090

AGREED FORM DOCUMENTS

Transitional Services Agreement

Novation Agreement

Securitisation Agreements

Certificate of Title

Insurance Novation Agreement

MAC Certificate

Directors Letters of Resignation

SCHEDULE 6 Signing Warranties Only		109

SCHEDULE 7 [SCHEDULE OMITTED]		110

SCHEDULE 8 Registered Intellectual Property		111

Target Companies Domain Names		112

SCHEDULE 9 [SCHEDULE OMITTED]		127

SCHEDULE 10 [SCHEDULE OMITTED]		128

SCHEDULE 11 [SCHEDULE OMITTED]		129

SCHEDULE 12 Completion Adjustment Part I: Preparation		130

SCHEDULE 13 Tax Covenant		145

1.	Construction and Interpretation	145

2.	Covenants	147

3.	Exclusions	148

4.	Conduct of claims	151

5.	Payment	152

6.	Recovery from third parties	153

7.	Overprovisions and Corresponding Reliefs	153

8.	Tax returns	155

9.	Buyer's Undertakings	157

10.	Transfer Pricing	158

11.	Section 338(h)(10) Election	159

SCHEDULE 14 [SCHEDULE OMITTED]		160

SCHEDULE 15 [SCHEDULE OMITTED]		161

SCHEDULE 16 [SCHEDULE OMITTED]		162

SCHEDULE 17 [SCHEDULE OMITTED]		163

THIS AGREEMENT (this “Agreement”) is made on 7 February, 2008

BETWEEN:

(1)	DISCOVER FINANCIAL SERVICES, a Delaware corporation whose principal place of business is at 2500 Lake Cook Road, Riverwoods, Illinois 60015, USA, (“DFS”);

(2)	GOLDFISH BANK LIMITED, a private limited liability company incorporated in England and Wales under registered number 06125763 whose registered office is at Hertsmere House, 2 Hertsmere Road, Canary Wharf, London E14 4AB, UK, (“GBL”);

(3)	DISCOVER BANK, a Delaware chartered bank whose principal place of business is at 502 E. Market Street, Greenwood, Delaware 19950, USA, (“DB”);

(4)

SCFC RECEIVABLES CORPORATION, a Delaware corporation whose registered place of business is at 17th Floor, Brandywine Building, 1000 West Street, City of Wilmington, County of New Castle, State of Delaware 19801, USA, (“SRC”); and

(5)	BARCLAYS BANK PLC, a company incorporated in England and Wales with registered number 01026167 whose registered office is at 1 Churchill Place, London E14 5HP, UK (the “Buyer”),

(together, the “parties”).

RECITAL:

The Sellers own the Shares and GBL owns and operates the GBL Business. The Sellers and GBL have agreed, respectively, to transfer the Shares and to transfer the GBL Business as a going concern to the Buyer and the Buyer has agreed to purchase the Shares and the GBL Business on and subject to the terms of this Agreement.

IT IS AGREED as follows:

1.	Definitions and Interpretation

Words and expressions used in this Agreement and its recitals shall, unless otherwise defined in this Agreement, have the meaning set out in Part I of Schedule 1. This Agreement shall be interpreted in accordance with the rules of interpretation set out in Part II of Schedule 1.

2.	Sale and Purchase of the GBL Business

2.1	On and subject to the terms of this Agreement:

(a)	GBL agrees to sell, or procure the sale of, free from all Encumbrances, and the Buyer agrees to purchase, the GBL Business which the parties agree consists only of the following assets (the “Assets”):

(i)	the Goodwill and the statutory and common law rights attaching to the GBL Owned IP, including (subject to Clause 14.9) the right to sue for damages and other remedies for infringement or misuse of the GBL Owned IP which may have occurred prior to the date of this Agreement;

(ii)	the benefit (subject to the burden) of the Cardholder Agreements;

(iii)	the Credit Card Accounts;

(iv)	the Receivables (if any) but excluding the Securitised Receivables;

(v)	by way of assignment, the legal title (if any) to the Securitised Receivables and the other Securitised Assets;

(vi)	the Records;

(vii)	the Copy Records;

(viii)	GBL's right, title and interest to Interchange following Cut-Off;

(ix)	GBL's right, title and interest in the Credit Cards;

(x)	Transferring Business Claims;

(xi)	subject to Clause 10, the benefit (subject to the burden) of the Contracts;

(xii)	GBL's right, title and interest in the BINs and ICAs;

(xiii)	the GBL Cash Balance;

(xiv)	GBL Owned IP; and

(xv)	GBL's right, title and interest in all other property, undertakings, rights and assets used materially for the purposes of the GBL Business,

other than, for the avoidance of doubt, the Excluded Assets and save as referred in Clause 2.1(a)(v), the beneficial interest in the Securitised Assets.

(b)	the Sellers each agree to sell, or procure the sale of, with full title guarantee, free from all Encumbrances and the Buyer agrees to purchase, the Shares set out opposite each Seller's name in Schedule 2, with all rights attached or accruing to them at Completion.

2.2	The Excluded Assets are the following assets of GBL:

(a)	all cash and cash equivalents in hand or at bank at the Cut-Off in excess of the GBL Cash Balance;

(b)	the statutory, financial, Tax, minute and other books and records of GBL other than the Records and the Copy Records;

(c)	the rights and obligations arising in relation to all and any of the Card Association Agreements;

(d)	any amounts repayable by or recoverable from any Tax Authority (including VAT) attributable to a period ending on or before the Completion Date;

(e)	all shareholders' equity, retained earnings of, and intercompany balances of any Sellers Group Company;

(f)	any Tax Assets of GBL;

(g)	the rights and obligations arising in relation to all and any of the Acquisition Agreements;

(h)	the rights and obligations arising in relation to all and any of the Insurance Contracts, including the benefit of any insurance policy covering, or of any insurance claim relating to, GBL (other than in respect of the insurance mediation business) or the Assets, in each case attributable to any matter or event occurring on or before Cut-Off;

(i)	the Charged-Off Accounts, Charged-Off Receivables, Charged-Off Cardholder Agreements and Charged-Off Records;

(j)	the rights and obligations arising in relation to any contract or arrangement to which GBL is a party that is not a Contract;

(k)	GBL Business Claims;

(l)	the Prospects Database (but without prejudice to the Sellers' obligation to transfer the Records and the Copy Records);

(m)	any bank accounts of GBL;

(n)	the MasterCard Shares and Visa Shares; and

(o)	any right, title and interest in the Name and the Modules and Documentation.

2.3	The sale and purchase of the GBL Business and the Shares shall take place on Completion with effect from the time immediately following the Cut-Off.

2.4	The GBL Business shall be sold as a going concern. Nothing in this Agreement or any Transaction Document shall operate to transfer any of the Excluded Assets or any of the Excluded Liabilities to the Buyer or to transfer any asset of a Target Company to a Sellers Group Company.

3.	Consideration

3.1	The consideration for the Shares and the GBL Business shall be the aggregate of the following:

(a)	the Asset Consideration, which shall be payable to GBL; and

(b)	the Share Consideration, which shall be payable to the Sellers in accordance with Schedule 2;

such aggregate sum being the "Purchase Price".

3.2	The parties agree that the Completion Adjustment will be calculated after Completion in accordance with Schedule 12.

3.3	The payment of the Purchase Price (other than the Assumed Liabilities element of the Asset Consideration) will be satisfied by the payment in cash on Completion by telegraphic transfer into the Sellers' Account of the Purchase Price in accordance with Clause 6.4.

3.4	The Completion Adjustment shall be paid in cash by telegraphic transfer in accordance with Schedule 12.

4.	Conditions

4.1	The sale and purchase of the GBL Business and the Shares pursuant to this Agreement are in all respects conditional upon the following occurring (together, the “Conditions”):

(a)	confirmation having been received in writing by the Buyer from the OFT that the OFT does not intend to seek undertakings from the parties to address competition concerns or to refer the transaction contemplated by this Agreement or any matters arising therefrom to the United Kingdom Competition Commission (the “OFT Condition”); and

(b)	receipt by the Sellers and/or the Buyer of the Morgan Stanley Consent, the AXA Consent, the Securitisation Consent, the Transfer Confirmations and the LV Consent (together the “Consents Condition”).

4.2	The Buyer will use reasonable endeavours to fulfil or procure the fulfilment of the OFT Condition promptly and in any event on or before the Long Stop Date. In furtherance of the endeavours of the Buyer the Sellers shall provide such information in respect of the Business and assistance as the Buyer may reasonably request.

4.3	The Buyer's obligations in respect of the OFT Condition shall include:

(a)	using reasonable endeavours to, within 3 Business Days of the date of this Agreement, make all filings or submissions which are necessary in order for the OFT Condition to be fulfilled;

(b)	promptly notifying the Sellers and the Sellers' Solicitors (and, if relevant, providing copies) of any material communication with the relevant regulators relating to the filings, subject to the Buyer's right to delete any confidential information from such notifications provided to the Sellers (but not, for the avoidance of doubt, from such notifications provided to the Sellers' Solicitors on the condition that such information is kept confidential);

(c)	communicating with and providing all information which is requested or required by any such regulator, and promptly providing the Sellers and the Sellers' Solicitor with copies of all such submissions, notifications, filings and other communications in the form submitted, subject to the Buyer's right to delete any confidential information from such submissions, notifications, filings and other communications provided to the Sellers (but not, for the avoidance of doubt, from such submissions, notifications, filings and other communications provided to the Sellers' Solicitors on the condition that such information is kept confidential);

(d)	without limiting (b) or (c) above, providing the Sellers and the Sellers' Solicitors with a proposed draft of all submissions, notifications, filings and other communications to any regulator at such time as will allow the Sellers or the Sellers' Solicitors a reasonable opportunity to provide comments on that draft, subject to the Buyer's right to delete any confidential information from such submissions, notifications, filings and other communications provided to the Sellers (but not, for the avoidance of doubt, from such submissions, notifications, filings and other communications provided to the Sellers' Solicitors on the condition that such information is kept confidential);

(e)	where permitted by the regulator, allowing persons nominated by the Sellers to attend meetings (and participate in material telephone or other conversations) with the regulator, and to make oral submissions in those circumstances, save where confidential information of the Buyer is expected to be disclosed or discussed; and

(f)	regularly reviewing with the Sellers and the Sellers' Solicitors the progress of any notification or filings.

4.4	Each of the Buyer and the Sellers shall use reasonable endeavours, and each of the Buyer and the Sellers shall provide all information in relation to the Buyer and the Sellers, respectively, as the other party may reasonably request, to fulfil or procure the fulfilment of the Consents Condition promptly and in any event on or before the Long Stop Date.

4.5	The Buyer only may waive the OFT Condition. The Buyer and Sellers may agree to waive, in whole or in part, the Consent Conditions.

4.6	Without prejudice to Clauses 4.2, 4.3 and 4.4, each party undertakes to keep the other party fully informed as to progress towards fulfilment of the Conditions.

4.7	If any of the Conditions is not fulfilled or, where permitted, waived on or before the Long Stop Date, either the Sellers or the Buyer may terminate this Agreement by notice in writing to the other parties (in accordance with Clause 20) and this Agreement shall terminate automatically effective upon receipt of such notice by the non-terminating parties and cease to have effect. Upon such termination, all obligations of the parties under this Agreement shall end except for the Surviving Clauses, provided that all rights and liabilities of the parties which have accrued before termination shall continue to exist.

4.8	If a Material Adverse Change occurs or is in existence immediately before Completion then the parties agree that:

(a)	subject to Clause 4.8(b) and Clause 4.8(c), Completion shall be delayed until the date which falls on the last Business Day of the month during which the Material Adverse Change has been cured;

(b)	if the Material Adverse Change is not cured within 10 Business Days or such other period as the Buyer and Sellers agree (the “Cure Period”) from the date that would otherwise have been the Completion Date, the Buyer may elect to complete or not to complete the sale and purchase of the Shares and the GBL Business and shall serve notice (in accordance with Clause 20) of its election on the Sellers within 2 Business Days of the expiration of the Cure Period; and

(c)	if the Buyer elects to complete the sale and purchase of the Shares and the GBL Business in accordance with Clause 4.8(b), the Sellers may, within 2 Business Days of receiving notice from the Buyers of such election, elect to terminate this Agreement but only if the Material Adverse Change occurred as a result of a breach of Warranty by the Sellers and such breach was not due to the wilful or reckless act or omission of the Sellers between the date of this Agreement and the Completion Date.

Between the date of this Agreement and Completion, each party shall promptly notify the other parties upon becoming aware that a Material Adverse Change has, or is reasonably likely to have, occurred. During a Cure Period, the Sellers shall provide the Buyer with such information as the Buyer reasonably requires in respect of such Material Adverse Change and the steps being taken to cure the Material Adverse Change. If the Buyer elects to complete the sale and purchase of the Shares and the GBL Business this shall be without prejudice of the right of the Buyer to bring a Claim against the Sellers including in respect of the event, circumstances or state of affairs giving rise to the Material Adverse Change.

4.9	If, at the Receivables Testing Time, the Receivables are less than £1,700,000,000 in aggregate, then the Buyer may elect to terminate the Agreement by serving notice on the Sellers prior to Completion.

4.10	If this Agreement is terminated pursuant to Clause 4.8 or Clause 4.9, then this Agreement shall terminate automatically effective upon receipt of notice by the non-terminating parties and cease to have effect. Upon such termination all obligations of the parties under this Agreement shall end except for the Surviving Clauses, provided that all rights and liabilities of the parties which have accrued before termination shall continue to exist.

5.	Pre-Completion Matters

5.1	During the period commencing on the date of this Agreement and ending at Completion, the parties shall comply with Schedule 3.

5.2	Pending Completion, the Buyer may nominate Barclays Group US, Inc or another member of the Buyer Group to replace the Buyer in respect of the purchase of the Shares of one or more Target Companies under this Agreement (each a “Substituted Buyer”), provided that:

(a)	the Sellers shall have no greater Liability to the Buyer under this Agreement as a result of any such replacement, nor will such replacement materially prejudice the production or attainment of any material consents, approvals or likewise in respect of the sale and purchase of the GBL Business or any Shares or Assets;

(b)	prior to such replacement, the Buyer provides the Sellers with a guarantee in respect of the obligations of the Substituted Buyer in a form to be agreed by the parties acting reasonably; and

(c)	at the date of such replacement, the Substituted Buyer will provide warranties in the form of Schedule 5.

Barclays Bank Plc shall act as agent for service for any Substituted Buyer under this Clause 5.2. In case the Buyer nominates a Substituted Buyer, references to “a party” or “the parties” or to “the Buyer” in this Agreement shall from the date of this Agreement be deemed to include references to the Substituted Buyer.

5.3	At least 5 Business Days prior to Completion, the Sellers shall provide to the Buyer a written good faith estimate of all intercompany balances between each (to the extent it has a balance) Seller Group Company (including for the avoidance of doubt GBL) and each Target Company at Completion (each an “Estimated Intercompany Balance”).

5.4	At least 2 days before Completion, the Sellers shall provide to the Buyer estimated statements of the net asset values for each Target Company and, in respect of GBL, the Assets and Assumed Liabilities, in each case as at the Cut-Off (the “Estimated Completion Statements”). The Estimated Completion Statements shall be prepared on a good faith basis and, save as set out in Part 2 to Schedule 12, be in the form of the Pro Forma Completion Statements and be produced in accordance with the principles set out in Part 2 of Schedule 12. The Sellers shall consult and share with the Buyer any information relevant to the preparation of the Estimated Completion Statements.

5.5	Prior to Completion, DFS shall procure that:

(a)	in respect of GBL, DB shall make a cash capital contribution in an amount that, together with the existing cash balances, is at least equal to the Provisional GBL Cash Balance;

(b)	in respect of GCS, if the Estimated GCS NAV is less than the Target GCS NAV, the relevant parent of GCS shall make a cash capital contribution in an amount such that the tangible net asset value of GCS at Completion (as calculated by reference to the Estimated Completion Statements) will be at least equal to the Target GCS NAV;

(c)	in respect of GPI, if the Estimated GPI NAV is less than the Target GPI NAV, the relevant parent of GPI shall make a cash capital contribution in an amount such that the tangible net asset value of GPI at Completion (as calculated by reference to the Estimated Completion Statements) will be at least equal to the Target GPI NAV; and

(d)	in respect of GCEI, if the Estimated GCEI NAV is less than the Target GCEI NAV, the relevant parent of GCEI shall make a cash capital contribution in an amount such that the tangible net asset value of GCEI at Completion (as calculated by reference to the Estimated Completion Statements) will be at least equal to the Target GCEI NAV.

5.6	The Buyer shall (and, following Completion, shall procure that the relevant Target Company shall) and the Sellers shall make the relevant payments set out in paragraph 2 of Part 3 of Schedule 12 and agree further that each such payment shall be treated for all tax purposes:

(a)	in the case of a payment made by or to a Target Company other than GCS, as a contribution to the capital of the relevant Target Company by its parent company, or as a distribution by the relevant Target Company to its parent company, as the case may be, (to the extent applicable, as an adjustment to amounts paid pursuant to Clause 5.5), in each case paid immediately prior to the transfer of the Shares of the Target Company upon Completion;

(b)	in the case of a payment made by GCS to DFS, or by DFS to GCS, as an adjustment to the amount of cash deemed transferred by GCS in the asset sale deemed to occur under Section 338(h)(10) of the Code; and

(c)	in the case of a payment made by GBL to, or made to GBL from, the purchaser of its assets, as an adjustment to the amount of cash transferred by GBL in the sale of Assets to the purchaser,

and none of the parties shall take any position inconsistent with the treatment described in (a), (b), or (c).

6.	Completion

6.1	Subject to the provisions of this Agreement, Completion shall take place on the Completion Date at the offices of the Sellers' Solicitors.

6.2	At Completion:

(a)	GBL will place the Buyer in effective control of the Assets or cause to be delivered or made available to the Buyer (or as directed by the Buyer):

(i)	the Records and the Copy Records; and

(ii)	all the other Assets which are capable of passing by delivery with the intent that title in such Assets will pass by and upon delivery.

(b)	the Sellers will deliver or cause to be delivered to the Buyer duly executed share transfers, share certificates endorsed in blank or stock powers into the name of the Buyer in respect of all the Shares and the relevant share certificates or equivalent documents in any applicable jurisdiction relating to the Shares in respect of which certificates were issued or are required by law to be issued (or in each case, lost share indemnities or affidavits of lost share certificates in the agreed form);

(c)	DFS will pay, or procure that each applicable Seller Group Company pays to the Buyer, an amount equal to the Estimated Intercompany Balance for such Seller Group Company to the extent that the Estimated Intercompany Balance reflects an amount owing from such Seller Group Company to one or more Target Companies (the Buyer thereby assumes the obligations of the relevant Seller Group Company in respect of the amount owing to the relevant Target Company);

(d)	the Sellers will deliver or cause to be delivered to the Buyer:

(i)	a copy of the Transitional Services Agreement duly executed by DFS;

(ii)	a copy of each the Securitisation Agreements duly executed by each of the parties thereto other than the Buyer;

(iii)	the duly signed (in self proving manner) Certificate of Title and original or copy (as available) title documents and deeds in the possession of the Sellers relating to the Properties, and where applicable, duly executed notices of termination with evidence of service in respect of the Category A Residential Leases and the Category B Residential Lease;

(iv)	a copy (certified by a duly appointed officer as true and correct) of a resolution of the board of directors of each Seller authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(v)	in respect of each Target Company, the certificate of incorporation, common seal (if it exists), share register or ledger and share certificate book (with any unissued share certificates) and all minute books and other statutory books (which shall be written up to but not including Completion) or such equivalent items in the relevant jurisdiction as are kept by the relevant Target Company or which the law of the jurisdiction of incorporation of the Target Company requires it to keep;

(vi)	where required by the Buyer, a power of attorney in respect of the exercise of voting rights of the GCSL Shares in the agreed form duly executed as a deed by the relevant Seller in favour of the Buyer;

(vii)	letters of resignation effective at Completion, in each case in the agreed form, duly executed by any or all directors, secretaries or officers of a Target Company in respect of their relevant position with that Target Company as may be requested prior to Completion by the Buyer;

(viii)	to the extent obtainable and using reasonable efforts (including the payment of all outstanding fees and expenses owing), a letter of resignation of the auditors of each Target Company;

(ix)	a certificate of an officer of DFS, in the agreed form, to the effect that no Material Adverse Change has occurred or is in existence at Completion. It being agreed that neither DFS nor the officer shall have any Liability or increase in Liability as a result of the provision of this certificate (without prejudice to the Buyer's right to bring a Claim in respect of the breach giving rise to the Material Adverse Change);

(x)	confirmation of termination of approved person status for GCSL employees with such status in respect of GBL; and

(e)	GBL will transfer the Provisional GBL Cash Balance to the Buyer.

6.3	At the Buyer's request, the Sellers shall ensure, at or prior to Completion with effect at Completion, the board of directors (or equivalent constitutional body) and, if required in the reasonable opinion of the Sellers, the shareholders of each Target Company, approve (either by vote at a meeting or written resolution, as authorised):

(a)	the registration of the Buyer as legal owner in respect of the Shares in such Target Company to which its purchase relates (subject to the production of properly stamped transfers);

(b)	appointment of persons (if any) nominated by the Buyer as directors and secretary and, to the extent reasonable, the auditors of such Target Company; and

(c)	acceptance of the resignations set out in Clause 6.2(d)(viii) and Clause 6.2(d) (ix) above.

6.4	At Completion, the Buyer will:

(a)	deliver or cause to be delivered a power of attorney issued by the Buyer authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(b)	pay the Purchase Price in accordance with Clause 3.3;

(c)	deliver or cause to be delivered to the Sellers the Securitisation Agreements, and the Transitional Services Agreement, each duly executed by the Buyer;

(d)	pay to DFS on behalf of each relevant Seller Group Company; or, at the direction of DFS to such relevant Seller Group Company an amount equal to the aggregate Estimated Intercompany Balances owing from the Target Companies to any Seller Group Company (the Buyer thereby becoming entitled to the relevant amounts owing from the Target Companies); provided, that in the case of any Estimated Intercompany Balance owing from GCS to any Seller Group Company, (i) the amount of such Estimated Intercompany Balance shall be paid to such Seller Group Company and (ii) such payment will be made by, and such Estimated Intercompany Balance will be transferred to, the purchaser of the GCS Shares.

(e)	provide DFS with details of the security policies and procedures in relation to the use and access of the Buyer's Other Systems to allow DFS to provide such details to its employees, authorised agents and subcontractors who require such information to use and access the Buyer's Other Systems in accordance with the Transitional Services Agreement.

6.5

From the date of this Agreement, the Buyer and the Sellers shall cooperate in good faith and use reasonable efforts to transfer, effective as at Cut-Off, the Bank Accounts to the Buyer. For the purposes of this Clause 6.5 only, reasonable efforts shall include developing a migration plan, introducing representatives of the Buyer to relevant representatives of the providers of the Bank Accounts, participating in consultations with those providers and the Buyer regarding the transfer in accordance with this Clause and agreeing and executing documentation (including in relation to mandates) necessary to effect or complete the transfer.

6.6	If, for any reason, the Sellers are unable to transfer the Bank Accounts to the Buyer as from Cut-Off or Cardholder Payments are unable to be routed directly to the Buyer as from Cut-Off (so far as it is practicable to do so), then the Buyer and GBL shall continue to comply with Clause 6.5 above and GBL shall, until such time as the Bank Accounts have been transferred:

(a)	comply with all reasonable written instructions of the Buyer in relation to the operation of the Bank Accounts, including pursuant to any applicable security protocol of the Buyer;

(b)	ensure that the Buyer and/or any Target Company (or any employee of the Buyer and/or any Target Company as the Buyer may reasonably determine (in accordance with the Buyer's applicable security protocols)) has access to all information regarding the Bank Accounts as may be reasonably requested in order for the Buyer to effectively control the Bank Accounts and comply with its obligations under this Clause 6.6;

(c)	notify the Buyer of the Daily Settlement Amount required to be paid on any particular Business Day by 1 p.m. (GMT) on that Business Day;

(d)	continue to make the normal CHAPS payment of the Daily Settlement Amounts directly to the relevant Card Association in accordance with its rules, provided that the Buyer shall ensure that GBL has sufficient cleared funds in the relevant Bank Account to pay the Daily Settlement Amount by 12 p.m. (GMT) each Business Day by making payment of sufficient cleared funds to the relevant Bank Account itself and/or by instructing GBL to transfer sufficient cleared funds from one Bank Account to the relevant Bank Account; and

(e)	subject to any obligations it may have under the Securitisation Agreements, hold such Cardholder Payments for the Buyer, and shall keep such Cardholder Payments separate from all other money belonging to GBL and shall promptly (and, in any event, by 2 p.m. (GMT)) on each Business Day pay all amounts it receives in respect of Cardholder Payments (less the amount of any returned direct debits or properly dishonoured cheque payments processed by or on behalf of GBL after Cut-Off) since the previous Business Day to the Buyer, except as instructed pursuant to Clause 6.6(d).

6.7	Following Completion, the Buyer shall, and shall procure that GCSL shall, provide all assistance reasonably requested by GBL for the purposes of Clause 6.6, including reasonable access to relevant employees of the Buyer and GCSL.

6.8	If either party is late in making a payment to the other under Clause 6.6, interest will (save where such late payment is caused by a failure in the banking system generally) be payable at the Interest Rate on the amount unpaid until payment.

6.9	The Tax Covenant will come into full force and effect at Completion.

7.	Warranties

7.1	DFS warrants and represents to the Buyer in the terms of the warranties set out in Schedule 4 (the “Warranties”) as at the date of this Agreement. Subject to Clause 7.2, the Warranties shall be deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the Completion Date.

7.2	The Warranties listed in Schedule 6 shall be given only on, and speak only to, the date expressly stated therein and on the basis of the facts and circumstances existing on such expressed date. For the purposes only of determining whether a Material Adverse Change has occurred, all of the Warranties set out in Schedule 6 shall be deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the Completion Date; provided, however, that, without prejudice to the obligation to notify the Buyer pursuant to Clause 4.8, the Sellers shall not have any Liability arising from (a) any breach of a Warranty listed in Schedule 6 occurring as a result of its repetition in accordance with this Clause 7.2, or (b) (without prejudice to Clause 4.9) the termination of this Agreement due to a Material Adverse Change arising from any breach referred to in (a) of this Clause 7.2.

7.3	The Buyer warrants and represents to the Sellers in terms of the warranties set out in Schedule 5 (the “Buyer Warranties”) as at the date of this Agreement. The Buyer Warranties shall be deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the Completion Date.

7.4	The Warranties and the Buyer Warranties will continue in full force and effect notwithstanding Completion.

7.5	Each of the Warranties and the Buyer Warranties will be construed separately and independently and (save where expressly provided to the contrary) will not be limited or restricted by reference to or inference from the terms of any other Warranties or Buyer Warranties respectively.

7.6	Subject to Clause 7.7, for the purposes of any Warranty which is expressed to be qualified by DFS's knowledge or awareness, DFS's knowledge or awareness shall be deemed to be:

(a)	the knowledge as at the date the relevant Warranty is given of the people identified in Part A of Schedule 14, including the knowledge that they would have had at the date the relevant Warranty is given if they had made due and careful enquiry in respect of such Warranty;

(b)	the actual knowledge (excluding any other type of knowledge) that each of the people identified in Part B of Schedule 14 had at the date the relevant Warranty is given; and

(c)	the knowledge as at the date the relevant Warranty is given of the people identified in Part C of Schedule 14, including the knowledge that they would have had at the date the relevant Warranty is given if they had made due and careful enquiry of the areas referred to in Part C (but will not require enquiry of third parties);

and DFS shall only be liable in respect of any breach of such Warranty on this basis. For the avoidance of doubt, but without prejudice to the Buyer's right to rely on the extent of DFS's knowledge set out in the previous sentence, no representation, warranty or undertaking is hereby made or implied that the people identified in Schedule 14 have actually made such due or careful enquiry.

7.7	Notwithstanding Clause 7.6, in respect of:

(a)	the Warranty in paragraph 11.9, DFS's knowledge or awareness shall only be the actual knowledge (excluding any other type of knowledge); and

(b)	each of the Warranties in paragraphs 11.3 and 19.9, DFS's knowledge shall be the actual knowledge having made due and careful enquiry only of information available from the employees or GCSL,

in each case of the relevant people identified in Schedule 14 as having knowledge of such Warranty.

7.8	Each Seller agrees and undertakes to the Buyer (for the Buyer itself and as agent for each individual and entity referred to in this Clause 7.8) that, except in the case of fraud, misfeasance or other wilful misconduct, it has no rights against and shall not make any claim against any present or former employee, director, agent or officer of any Target Company or any present or former employee of GBL (if any) on whom it may have relied before agreeing any term of or before entering into this Agreement or any other Transaction Document (including in relation to any information supplied or omitted to be supplied by any such person in connection with the Warranties, this Agreement or any other Transaction Document).

8.	Remedies and Limitations of Liability

8.1	The Buyer shall not be entitled to claim that any fact, matter or circumstance gives rise to a Warranty Claim if or to the extent that such fact, matter or circumstance:

(a)	has been Disclosed in this Agreement, the Disclosure Letter or the Data Room or

(b)	is, at the date of this Agreement, otherwise within the Actual Knowledge of the Buyer.

As regards information that is not included in the Data Room, the Disclosure Letter or this Agreement, the Actual Knowledge of the Buyer of such information will only limit the Liability of the Sellers in respect of a Warranty Claim if and to the extent:

(x)	the Actual Knowledge of the Buyer as at the date of this Agreement includes a reasonable understanding of (i) the specific facts, matters and/or circumstances, as a whole, (ii) that a breach of Warranty would result from such facts, matters and/or circumstances, and (iii) the extent of the associated Liability or affect on the Business (if any); and

(y)	in the case of individuals with a specific information category provided against their names in Schedule 16, the relevant information of which they have Actual Knowledge within such category.

8.2	The aggregate Liability of the Sellers (in whatever capacity) under this Agreement shall in no event exceed:

(a)	in respect of the Receivables Indemnity and all Receivables Claims, £129,000,000; and

(b)	in respect of all General Warranty Claims, £35,000,000.

8.3	Without prejudice to the Buyer's right to bring a Claim, DFS shall have no Liability in respect of any General Warranty Claim or Claim under the Tax Covenant, in each case arising from any single circumstance, unless the settled, admitted or judicially determined amount relating to the General Warranty Claim or Claim under the Tax Covenant (in each case excluding interest, costs and expenses) exceeds £100,000 (save that General Warranty Claims or Claims under the Tax Covenant relating to either a series of connected matters or the same circumstances shall be aggregated for this purpose).

8.4	Without prejudice to the Buyer's right to bring a Claim, DFS shall have no Liability for any General Warranty Claim unless the settled, admitted or judicially determined amount of all General Warranty Claims (excluding all interest, costs and expenses) exceed £1,000,000 in which case DFS shall be liable for the whole amount of the General Warranty Claims and not just the excess.

8.5	The Buyer has not entered into this Agreement in reliance upon any representation or promise other than those incorporated herein and acknowledges that it has not relied upon, and, other than as provided for in this Agreement, will make no claim hereafter in respect of, any such representation or promise or any budget, forecast, provision or other financial projections or forward looking statement supplied by or on behalf of the Sellers.

8.6	No party shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once for the same losses including, for the avoidance of doubt, to recover damages or obtain payment for the same loss under both an indemnity and for breach of a Warranty.

8.7	Except as set out in this Agreement:

(a)	the sole remedy for any Claim (excluding any Claim made pursuant to an indemnity under this Agreement or pursuant to the Tax Covenant) shall be an action for damages or any equitable remedy available, including injunctive relief and specific performance;

(b)	no party shall be entitled to recover damages in tort or to repudiate or rescind this Agreement (other than, in each case, for fraudulent misrepresentation).

8.8	DFS shall not be liable in respect of any Warranty Claim to the extent that the Liability arises from differences between the Buyer's and the Sellers' accounting policies or practices applicable to the Business.

8.9	The Warranties and any indemnities, covenants or undertakings given or made by any Seller in this Agreement shall be actionable only by the Buyer and its permitted successors and assigns and no other party shall be entitled to make any claim or to take any action whatsoever against any Seller under or arising out of or in connection with this Agreement.

8.10	(a) If any sum is paid to the Buyer or, at the discretion of DFS pursuant to Clause 14.12 to a Target Company, pursuant to a Claim, the amount of the Purchase Price paid by the Buyer shall, to the extent permitted by law, be deemed to be reduced by the amount of any such payment in each case in a manner which reflects the Asset or Shares to which such Claim relates;

provided, that, if any such payment would reduce the Purchase Price in respect of any such Asset or Shares to less than £1 the price of those particular Shares or Asset shall be reduced to £1 and, to the extent permitted by law:

(i)	if the Claim relates to an Asset, the balance shall adjust the price for the other Assets but not so as to reduce the price for any Asset to less than £1 and any remaining balance shall adjust the price for the GCSL Shares (but not so as to reduce the price for the GCSL shares to less than £1);

(ii)	if the Claim relates to the GCSL Shares, the balance shall adjust the price for the Assets provided that the price for any Asset shall not be reduced to less than £1;

(iii)	any remaining balance of any Claim relating to an Asset or the GCSL Shares after the application of paragraphs (i) and (ii) above shall adjust the price for the Shares (other than the GCSL Shares) as the Sellers and Buyer agree to be appropriate in the circumstances provided further that, if the Buyer and the Sellers do not agree, the balance shall adjust the price paid for the Shares (other than the GCSL Shares) pro-rata to the consideration apportionment in relation to the Shares (other than the GCSL Shares) set out in Schedule 2;

(iv)	if the Claim does not relate to any Asset or the GCSL Shares, the balance shall adjust the price for the Shares (other than the GCSL Shares) as the Sellers and Buyer agree to be appropriate in the circumstances provided further that, if the Buyer and Sellers do not agree, the balance shall adjust the price paid for the Shares (other than the GCSL Shares) pro-rata to the consideration apportionment in relation to the Shares (other than the GCSL Shares) set out in Schedule 2; and

(v)	any remaining balance of any Claim which does not relate to any Asset or the GCSL Shares after the application of paragraph (iv) above shall adjust the price of the Assets and GCSL Shares as the Sellers and the Buyer agree to be appropriate in the circumstances provided further that, if the Buyer and the Sellers do not agree, the balance shall adjust the price paid for the Assets and the GCSL Shares pro-rata to the consideration apportionment in relation to the Assets and the GCSL Shares;

(b)	Any reduction in Purchase Price made pursuant to this Clause 8.10 shall be after and, accordingly, shall take account of any previous reduction in the Purchase Price made pursuant to an earlier application of this Clause 8.10.

8.11	Nothing in this Agreement shall affect the application of the common law rules on mitigation in respect of any Claim and the parties agree that the common law rules on mitigation shall be deemed to apply to any Claim which is a claim pursuant to an indemnity or undertaking or covenant under this Agreement.

8.12	DFS shall not be under any Liability whatsoever in respect of any:

(a)	General Warranty Claim, unless the Buyer has served on DFS a written notice on or before the date first occurring 18 months after the Completion Date; or

(b)	Receivables Indemnity or Receivables Claim, unless the Buyer has served on DFS a written notice on or before the date first occurring 12 months after the Completion Date,

in each case, giving reasonable details of such Claim including, to the extent known and practicable, an estimate (on a without prejudice basis) of the amount or potential amount of the Liability of DFS in respect thereof.

8.13	Save for Claims provided for in Clause 9.6, within 80 days of any party becoming aware that they are entitled to make a Claim, that party shall forthwith notify the other parties of the circumstances giving rise to such entitlement. Any party's failure to give such notice in accordance with this Clause 8.13 shall not affect the rights of that party save and only to the extent that the party's failure to give notice increases any other party's Liability. Proceedings must be issued and served in respect of each such Claim within eight months of the date of such written notice, or in the case of a Claim relating to a contingent liability, eight months after that liability becomes an actual liability.

8.14	No party shall be liable in respect of any Claim which is capable of remedy and which the relevant party is using its reasonable endeavours to remedy except to the extent that the relevant breach remains unremedied after the expiry of 20 Business Days following receipt by that party of a written notice pursuant to Clause 8.13.

8.15	Without prejudice to a party's right to serve notice of or pursue a Claim in respect of any matter under this Agreement, where a party (the “Claimant”) seeks payment from another party (the “Defendant”) in relation to any Claim and the Claimant or any member of the Claimant's Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Claimant or any member of the Claimant's Group (in whole or in part) in respect of the liability or loss which is the subject of that Claim (a “Third Party Recovery”), the Claimant or relevant member of the Claimant's Group shall (i) promptly notify the Defendant of the fact and provide such information as the Defendant may reasonably require (ii) take all reasonable steps or proceedings as the Defendant may reasonably require to enforce such right and (iii) provided that the Defendant has made payment to the Claimant in respect of the Claim, pay to the Defendant as soon as practicable after receipt an amount equal to the lesser of the amount recovered from the third party (net of taxation and less any reasonable costs of recovery) and the amount of payment made to the Claimant.

8.16	No party shall be liable in respect of a Claim arising, or for any associated Liabilities increased, as a result of (i) the passing of any change in Applicable Law or (ii) (other than in respect of a PPI Claim, Default Claim or Interchange Claim), a change in practice in interpretation of Applicable Law which takes place after the date of this Agreement even if such change has retrospective effect.

8.17	No party shall be liable in respect of a Claim to the extent that it relates to a Liability which is contingent unless and until such contingent Liability becomes an actual Liability and is due and payable. This Clause 8.17 is without prejudice to the right of the parties to give notice of the Claim in accordance with Clause 8.12 (if applicable) and Clause 8.13, and consequently shall not operate to avoid a Claim made in respect of a Liability. To the extent a Liability remains contingent on the sixth anniversary of the Completion Date, the related Claim shall be deemed to be withdrawn.

8.18	No party shall be liable in respect of a Liability arising under this Agreement to the extent that such Liability is attributable to:

(i)	between the date of this Agreement and Completion (including both the date of this Agreement and the Completion Date), any voluntary act, omission, transaction or arrangement carried out at the written request of or with the written consent of the party making a Claim in connection to such Liability and for the purposes of this Clause 8.18 written requests and consents shall include requests or consents provided by email or in agreed notes from meetings of the Integration Committee; or

(ii)	following Completion (excluding the date of Completion), any voluntary act, omission, transaction or arrangement carried out by the party making a Claim in connection with such Liability,

if that party knew or ought reasonably to have known that such voluntary act, omission, transaction or arrangement could reasonably be expected to give rise to, or increase, any such Liability, except that this Clause 8.18 shall not apply to any voluntary act, omission, transaction or arrangement carried out by the Buyer or any Target Company after Completion in order to comply with or rectify any pre-Completion breach of (i) Applicable Law, (ii) a Cardholder Agreement or (iii) any other obligation of a Target Company or the GBL Business; provided, further, that, this Clause 8.18 shall not limit any Liability of DFS in respect of Clause 9.14 as a result of any step listed in (i), (ii) or (iii) of Clause 9.15 being any taken by or on behalf of the Buyer or, with respect to the period after Completion, any Target Company.

For the purposes of this Clause 8.18, the Sellers shall be treated as a single party.

8.19	No matter shall be the subject of a Claim to the extent that allowance, provision or reserve in respect of such matter shall have been included in the accounts in the Final Completion Statements or has been included in the accounts in calculating creditors or deducted in calculating debtors in the Final Completion Statements or shall have been otherwise included in the accounts in the Final Completion Statements or the Completion Adjustment.

8.20	No party shall be liable in respect of a Claim to the extent that it relates to a Liability which is attributable to the provision of Services (as defined in the Transitional Services Agreement).

8.21	The provisions of Clauses 8.11 to 8.19 inclusive shall not apply in respect of any Tax Claim (including for the avoidance of doubt any Claim for any Tax Liability arising under Clause 14.12).

8.22	Nothing in this Clause 8 shall exclude or limit any Liability in respect of fraud or fraudulent misrepresentation.

8.23	The exclusions set out in paragraph 3 of Schedule 13 to this Agreement will operate to limit or reduce the liability of DFS in respect of claims under the Tax Warranties and any other Warranty insofar as it relates to Tax.

8.24	Notwithstanding any other Clause, no Seller shall have any Liability in respect of a Receivables Claim unless and until the relevant Cardholder gives notice of a claim in writing within the time period set out in Clause 8.12 alleging any facts or circumstances which may give rise to a Receivables Claim, and provided further that the maximum Liability the Sellers shall have in respect of that Receivables Claim shall not exceed the amount claimed by such Cardholder.

8.25	The Sellers shall have no Liability under the Warranty in paragraph 9(b) of Schedule 4 in respect of:

(a)	the Loan Loss Provision, the provision for Rewards or the valuation of the Heritable Property; or

(b)	the fairness of any Sellers' Accounting Policy which has been Disclosed.

9.	Assumption and Exclusion of Liabilities

9.1	On the terms and subject to the conditions in this Agreement, the Buyer shall at Completion assume and shall thereafter pay, discharge and perform in accordance with their respective terms when due the following (but only the following) Liabilities and obligations of GBL (the “Assumed Liabilities”):

(a)	all duties and obligations under the Cardholder Agreements and related Loyalty Programmes, whether arising before or after Cut-Off;

(b)	any Liability of GBL in relation to claims by Cardholders pursuant to section 75 of the CCA which arise in connection with transactions occurring either before or after Cut-Off;

(c)	subject to the provisions of Clause 10 and the Novation Agreements, all duties and obligations of GBL under the Contracts arising after Cut-Off;

(d)	any charge-back with respect to a Credit Card transaction whether occurring before or after Cut-Off;

(e)	Credit Card Credit Balances; and

(f)	any other liability arising in respect of the Assets arising after Cut-Off.

Nothing in this Clause 9.1 or any Transaction Document shall operate to transfer any of the Excluded Assets or the Excluded Liabilities to the Buyer.

9.2	Subject to Clause 9.5, the Buyer shall indemnify and keep indemnified each Sellers Group Company from and against, and pay an amount equal to, any Assumed Liabilities incurred by a Sellers Group Company and any and all Liability incurred by such Sellers Group Company as a consequence of a failure by the Buyer to pay, discharge or perform properly the Assumed Liabilities in accordance with their terms.

9.3	DFS shall indemnify and keep indemnified the Buyer and each Target Company from and against, and pay an amount equal to, any Excluded Liabilities incurred by a Buyer Group Company or a Target Company and, where applicable, any and all Liability (other than any Liability in respect of or relating to Tax) incurred by a Buyer Group Company or any Target Group Company as a consequence of a failure by GBL or a Seller Group Company to pay, discharge or perform properly the Excluded Liabilities in accordance with their terms.

9.4	On and after Completion DFS shall indemnify and keep indemnified the Buyer from and against any and all Liability (other than a Liability in respect of or relating to Tax) incurred by the Target Companies as a consequence of the Spin-Off;

9.5	Subject to paragraphs (a), (b) and (c) of this Clause 9.5, DFS shall indemnify and keep indemnified the Buyer from and against, and pay to the Buyer an amount equal to, any Indemnified Liabilities incurred by the Buyer or any Target Company, and notified to DFS in writing from the Buyer, (X) in respect of CCA Claims, Default Claims or Claims in respect of charge-backs, within 24 months of the Completion Date, or (Y) in respect of PPI Claims, 36 months of the Completion Date; provided, however, that:

(a)	DFS shall only be liable for Liabilities arising from PPI Claims to the extent that (i) the amount of indemnity per PPI Claim shall not exceed the PPI Proportion of the amount paid by the Buyer in respect of such PPI Claim made in the 36 month period after the Completion Date and (ii) the aggregate amount of Liability for all PPI Claims shall not exceed the PPI Cap;

(b)	DFS shall only be liable for Liabilities arising from Default Claims to the extent that the aggregate amount of Liability for all Default Claims shall not exceed £400,000; and

(c)	DFS shall only be liable for Liabilities arising from CCA Claims and Claims in respect of charge-backs to the extent that such Claims exclude recoveries from merchants.

9.6

The Buyer shall handle any CCA Claim, Default Claim or PPI Claim by a Cardholder against any Buyer Group Company in substantially the same manner as it would have treated that Claim if the Cardholder was a cardholder of any other credit card issued by the Buyer and no Seller or Seller Group Company shall have any Liability to the extent such Liability arises from, or the Liability is increased by, the Buyer or Target Company not conducting such Claim in such manner. The Buyer shall every three months from the Completion Date until (and including) the third anniversary of the

Completion Date notify DFS (within 10 Business Days of the last calendar day of the last month of the preceding three month period), to the attention of the office of the General Counsel of DFS, of the aggregate CCA Claims, Default Claims and PPI Claims received by the Buyer in the preceding three month period, and provide a report (the “Claims Summary”) for each such Claim including: (i) a brief summary, (ii) claim amount, (iii) if applicable, final amount paid by the Buyer to the claimant in respect of the claim including, if applicable, reasonable costs incurred by the Buyer in the conduct of such claim (in each case, the “Paid Claim Amount”), (iv) the PPI Proportion of the Paid Claim Amount of each PPI Claim, (v) the total Paid Claim Amount for each category of Claims, i.e. Default Claims, CCA Claims and PPI Claims, (vi) for the same period, the percentage equal to (X) the aggregate amount paid by the Buyer in respect of Buyer PPI Claims, divided by (Y) the aggregate total amount claimed in respect to the Buyer PPI Claims for which payment was made in the period and (vii) any changes in the payment or settlement policy of the Buyer relating to Buyer Default Claims. The Claims Summary provided for the three month period ending on each of the first, second and third anniversaries of the Completion Date shall also include aggregates for the preceding 12 month period(s). The Buyer's failure to give such notice and information in accordance with this Clause 9.6 shall not affect the rights of the Buyer or create any Liability of the Buyer to the Sellers save and only to the extent that the Buyer's failure to give such notice or information results in or increases Liability for the Sellers in respect of such PPI, Default or CCA Claims.

9.7	Within 60 days of receipt of each Claims Summary, and subject to the limits of Liability set out in Clause 9.5, DFS shall pay to the Buyer the total amount of indemnity requested from the Sellers as set out in the relevant Claims Summary, less any amounts (the “Pending Amounts”) which DFS, on a reasonable basis, intends to dispute (“Disputed Amounts”) or for which DFS seeks additional information. DFS shall seek additional information within 15 days, and inform the Buyer of Disputed Amounts within 25 days, in each case of receipt of the relevant Claims Summary and with sufficient detail to allow the Buyer to understand the basis for the dispute or request.

9.8	With respect to PPI Claims, DFS shall pay, within 60 days of the first, second and third anniversaries of the Completion Date the amount, if any, equal to:

(a)	the lesser of (i) the PPI Cap (calculated for such purposes as though the definition speaks to such anniversary) and (ii) the aggregate PPI Proportion of the aggregate Paid Claim Amounts for PPI Claims (less any outstanding Pending Amounts relating to PPI Claims), less

(b)	the aggregate amount of indemnity paid by DFS in respect of PPI Claims as of such anniversary date.

9.9	If and to the extent there are any Pending Amounts, (i) the Buyer shall provide such information as shall be reasonably requested by the Sellers; (ii) within 5 Business Days after the Buyer is informed of Disputed Amounts, representatives of the Buyer and DFS shall meet to discuss and attempt to resolve any dispute between the parties relating to the Disputed Amounts; (iii) if they can not resolve the dispute the Buyer may take further action to recover the Disputed Amounts; and (iv) if they agree DFS shall pay such amounts as agreed within 5 Business Days.

9.10	As from Completion, the Assumed Liabilities are assumed by the Buyer, in so far as legally permitted, subject to and so that the Buyer shall have and be entitled to the benefit of the same rights, powers, remedies, claims, defences, obligations, conditions and incidents (including rights of set-off and counterclaim) as GBL enjoyed.

9.11	Without prejudice to Clause 9.1, on and after Completion, the Buyer shall promptly perform such acts (including procuring the necessary assistance of third parties) and promptly execute such documents as may be reasonably required after Completion by GBL to relieve and discharge GBL from legal liability for any Assumed Liabilities.

9.12	On and after Completion, the Buyer shall indemnify and keep indemnified each Sellers Group Company from and against, and pay an amount equal to any Liability it incurs in respect of the period after Cut-Off in relation to a Target Company Guarantee. Each of the Buyer and the Sellers shall use reasonable endeavours to ensure that, as soon as reasonably practicable after Completion and after becoming aware of any obligation or undertaking by way of guarantee, indemnity, security or letter of comfort given by any Seller Group Company in respect of any obligations of any Target Company, such Seller Group Company is released in full from such obligation or undertaking.

9.13	Each of the Sellers and the Buyer shall use reasonable endeavours to ensure that, as soon as reasonably practicable after Completion and after becoming aware of any obligation or undertaking by way of guarantee, indemnity, security or letter of comfort given by any Target Company in respect of any obligations of any Sellers Group Company, each Target Company is released in full from such obligation or undertaking. On and after Completion and pending such release, the Sellers shall indemnify and keep indemnified the Buyer and each Buyer Group Company from and against, and pay an amount equal to any Liabilities it incurs in relation to such obligation or undertaking.

9.14	Subject to Clause 9.15, DFS shall indemnify and keep indemnified the Buyer from and against, and pay to the Buyer an amount equal to, any Enforceability Liability incurred by the Buyer or any Target Company (the “Receivables Indemnity”).

9.15	DFS shall have no Liability for any Enforceability Liability to the extent it arises or is increased as a result of any act or omission of the Buyer or any Target Company (after Completion) which could reasonably be expected to put any Cardholder on notice as to the acts or omissions of any Predecessor or GBL which have been Disclosed in paragraph 6(i) and (iii) of Schedule 1 to the Disclosure Letter; provided, that this Clause 9.15 shall not apply to any step taken by or on behalf of the Buyer or any Target Company (i) which is required under a Cardholder Agreement, or (ii) in the ordinary course of business or (iii) which is required by or contemplated under this Agreement.

9.16	Notwithstanding any other provision of this Agreement, neither DFS nor any other Seller shall have any Liability to the Buyer or any Target Company in respect of any Unenforceable Cardholder Agreement other than pursuant to the Receivables Indemnity or a Receivables Claim.

9.17	DFS shall indemnify and keep indemnified the Buyer and each Target Company from and against, and promptly pay an amount equal to, any Liabilities incurred by the Buyer (after Completion) or any Target Company after Completion as a consequence of the Relevant Conduct, including:

(a)	any such Liabilities which are incurred by the Buyer or any Target Company in any action or proceeding between the Buyer or such Target Company and any other party to any Transaction Document (as such term is defined in the Master Framework Agreement dated 1 June, 2007 between, among others, GBL, GCS and the Receivables Trustee); and

(b)	any such Liabilities which are incurred by the Buyer or any Target Company in connection with responding to requests for information or explanation from the Note Trustee or the Receivables Trustee, where DFS is unable, within a reasonable period of time after receiving a copy of such request, to supply the required information or explanations).

9.18	DFS agrees, as soon as reasonably practicable after becoming aware of a request made by the Cumbernauld Trustee or the Receivables Trustee, as applicable, to enter into discussions with the Cumbernauld Trustee or the Receivables Trustee, as applicable, to agree, on commercially reasonable terms, an indemnity in favour of the Cumbernauld Trustee or the Receivables Trustee, as applicable, with respect to any and all Liabilities that may be incurred by the Cumbernauld Trustee or the Receivables Trustee, as applicable, as a consequence of the Relevant Conduct and/or to perform such other necessary acts and execute such other documents as may be reasonably required with respect to any liabilities that may be incurred by the Cumbernauld Trustee or the Receivables Trustee, as applicable, as a consequence of the Relevant Conduct.

10.	Contracts

10.1	Subject to Clause 10.4, GBL and the Buyer will use reasonable endeavours at their own expense to novate each of the Contracts identified in Part A or Part B of Schedule 9 (and for the avoidance of doubt, only those Contracts) to the Buyer effective as of Completion, pursuant to and in accordance with the relevant Novation Agreement. Nothing in this Agreement shall require the Buyer to enter into any Novation Agreement if the other party entering into the Novation Agreement requires, as a condition of entering into such Novation Agreement, (a) modifications, amendments or variations to the underlying agreement or arrangement making it materially more onerous, or (b) payment of a sum not required to be paid by the terms of the underlying agreement or arrangement. The parties agree that any professional fees incurred by the other parties to each Novation Agreement, in relation to such novations that are reimbursed by either the Sellers or the Buyer, will be borne in equal parts by the Buyer and the Sellers.

10.2	Notwithstanding Clause 10.1 but subject to Clause 10.3 and Completion:

(a)	the Buyer will become entitled to the benefits under the Contracts and the Cardholder Agreements and this Agreement will constitute an assignment of the benefit of all the Contracts and the Cardholder Agreements to the Buyer with effect from Cut-Off; and

(b)	the Buyer will, with effect from Cut-Off, perform the outstanding obligations and Liabilities under the Contracts and the Cardholder Agreements in accordance with Clause 9.1.

10.3	Subject to Clause 10.4 and 10.5, where any consent, approval, waiver or agreement of a third party is required to assign or otherwise transfer the benefit of a Contract to the Buyer or to enable the Buyer to perform a Contract (a “Third Party Consent”) and such consent or agreement has not been obtained on or before Completion in respect of that Contract:

(a)	this Agreement will not constitute an assignment or attempted assignment of that Contract and the sale of that Contract under Clause 2 will, notwithstanding Completion, be conditional on Third-Party Consent being obtained;

(b)	the Buyer and GBL will be jointly responsible (at their own expense) for obtaining and will use reasonable endeavours to obtain the Third-Party Consent;

(c)	until the Third-Party Consent is obtained, to the extent legally permitted:

(i)	the Buyer shall perform, to the extent that it is lawfully able to do so, GBL's obligations under the Contract as agent or sub-contractor or otherwise and shall indemnify GBL in respect thereof; and

(ii)	to the extent that the Buyer is not lawfully able to do so, GBL shall continue to perform GBL's obligations under the Contract in which case the Buyer shall reimburse GBL's costs in doing so and shall indemnify GBL for all Liabilities arising from the performance of GBL's obligations under the Contract from Completion, save to the extent such Liabilities arise from failure of GBL to perform properly the Contract; and

(iii)	GBL shall use reasonable endeavours to assist the Buyer to enable the Buyer to enforce its rights under the Contract,

in each case, to enable due performance and to provide for the Buyer the benefits of the Contract (including without limitation the payment of money as soon as reasonably practicable after receipt).

10.4	All parties will co-operate with each other and use reasonable endeavours to obtain any Third Party Consent by Completion and, to the extent not so obtained, as soon as possible following Completion. The Buyer shall not be obliged to accept any Third Party Consent on terms which would make the rights or obligations of the Buyer in respect of the Contract concerned materially less favourable than the corresponding rights or obligations of GBL before the Third Party Consent or on terms requiring payment of a sum not required to be paid by the terms of the underlying agreement. DFS shall procure that any Third Party Consent is copied to the Buyer promptly after its receipt.

10.5

If any Contract cannot be novated or assigned prior to the date falling 90 days after the Completion Date the parties shall use their reasonable endeavours to achieve an alternative solution by which the Buyer shall receive the benefit of the relevant Contract and assume the associated obligations. If no alternative solution which is mutually agreeable to the Sellers and the Buyer can be achieved prior to the date falling 180 days after the Completion Date, (the “Termination Date”), the parties shall use their reasonable endeavours to ensure that the Contract is promptly terminated in accordance with its terms without Liability to any party, and if it is so terminated, then no party has any further obligation to the other relating to that Contract. If such Contract has not been terminated without Liability to any party by the Termination Date, GBL shall be entitled unilaterally to terminate and/or repudiate such Contract on 30 days notice to the Buyer (which notice may be provided prior to the Termination Date so long as the expiration of the 30 day notice period occurs after the Termination Date).

10.6	All parties will co-operate with each other and use reasonable endeavours at their own expense to obtain any third party consent, approval, waiver or agreement (a “Change of Control Approval”) by Completion in relation to a Target Company Contract. The Buyer and/or Target Company shall not be obliged to accept any Change of Control Approval on terms which would make the rights or obligations of the Target Company in respect of the Target Company Contract concerned materially less favourable than the corresponding rights or obligations of such Target Company prior to Completion or on terms requiring payment of a sum not required to be paid by the terms of the underlying agreement.

10.7	Following signing of this Agreement, the Sellers (or the Sellers' Solicitors) shall provide to the Buyer (or the Buyer's solicitors) appropriate extracts of the relevant documentation in respect of each Optional Transfer. Within 2 Business Days of signing this Agreement, the Sellers shall provide to the Buyer (for the attention of the Head of Legal, Barclaycard) further information on (i) the income GBL has received (if any) in respect of each Optional Transfer; and (ii) the commencement of the pilot or marketing campaign in respect of each Optional Transfer. Within 5 Business Days of signing this Agreement, the Buyer may provide the Sellers with a written notice requesting the novation of some or all of the Optional Transfers. The provisions of Clauses 10.1 to 10.5 shall then apply in respect of those Optional Transfers that the Buyer has requested novation for. In the absence of a notice within 5 Business Days of signing this Agreement and/or in respect of those Optional Transfers which the Buyer does not request a novation in accordance with the foregoing provisions in this Clause 10.7, all rights and obligations in respect of those Optional Transfers shall remain with the Sellers who shall be free to deal with such Optional Transfers in their absolute discretion.

10.8	Following Completion, DFS shall indemnify and keep indemnified the Buyer from and against, and pay an amount equal to, any Liability (whether arising prior to or after Completion) incurred by GCSL and/or the Buyer following Completion in respect of (i) termination costs arising from the termination of the Fujitsu Contract and Carlson Contract, respectively; or (ii) the dispute with Direct Group Limited in relation to the tender for provision of Payment Protection Insurance conducted by GBL during 2007 (as more particularly described in the Disclosure Letter). In this Clause 10.8:

(a)	“Fujitsu Contract” means the Statement of Work—1 dated 8 November 2002 and the Statement of Work—2 dated 8 November 2002, each as amended from time to time and in each case incorporating the terms of the Framework Agreement dated 3 September 2003 between Lloyds TSB plc, Goldfish Card Services Limited (previously known as Morgan Stanley Card Services Limited) and Fujitsu Services Limited; and

(b)	“Carlson Contract” means the Master Agreement dated 8 November 2002 and the Work Contract IV dated 8 November 2002, governed by the Master Agreement between Lloyds TSB plc, Goldfish Card Services Limited (previously known as Morgan Stanley Card Services Limited) and Carlson Marketing Group (UK) Limited, in each case as amended from time to time.

11.	Employees

11.1	With effect from Completion, the Sellers shall indemnify the Buyer against any costs or losses whether arising on or after Completion resulting from any claim by any Employee or former employee of GCSL that he is entitled to a defined benefit pension on redundancy or other early retirement, which claim is founded on an assertion that an obligation to provide such benefit transferred to GCSL by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 2006. In the event any such claim is brought by an Employee or former employee of GCSL, the terms set out in Clause 14 shall apply.

11.2	Notwithstanding Schedule 13, where GCSL is responsible for accounting to HMRC for income tax and/or social security contributions resulting from, or otherwise in connection with, the participation by any of the Employees in any Share Scheme, the following provisions shall apply:

(a)	the Sellers shall provide GCSL, in a timely manner, with sufficient information to enable GCSL to fulfil its obligations to HMRC;

(b)	GCSL shall provide the Sellers, in a timely manner, with sufficient information so as to allow the Sellers to calculate the amounts to be recovered from any Employee under this Clause 11.2;

(c)	GCSL shall provide GBL, in a timely manner, with sufficient information to enable GBL to fulfil its obligations to HMRC in respect of the Share Incentive Plan;

(d)	the Sellers shall put in place arrangements under which there is recovered from any Employee receiving shares under any Share Scheme an amount sufficient to reimburse GCSL for the income tax and/or employee's social security contributions that arise and shall pay or procure the payment of such amount to GCSL in a timely manner (and in any event no later than five Business Days before the date on which GCSL is obliged to account for such amount to HMRC);

(e)	the Sellers shall indemnify the Buyer against all employer's social security contributions for which GCSL becomes liable as a result of the participation by any of the Employees in any Share Scheme, in a timely manner (and in any event no later than five Business Days before the date on which GCSL is obliged to account for such amount to HMRC); and

(f)	GCSL will make all necessary returns of information relating to the participation by any of the Employees in any Share Scheme to HMRC within the appropriate time limits and the Sellers shall provide GCSL as soon as practicable and in any event within the appropriate time limits referred to above with such information and assistance as reasonably required by GCSL to make the returns.

11.3	The Sellers shall remain liable for all costs in connection with any Share Scheme and shall indemnify the Buyer against any costs and liabilities which the Buyer and/or GCSL may incur in connection with any awards under any Share Scheme, whether such costs or liabilities arise on a change of control of GCSL or otherwise. Except to the extent necessary to enable GCSL to make all necessary returns of information under Clause 11.2, the Buyer shall not communicate with Employees on any issues relating to the Share Schemes other than to state that any enquiries will be referred, and will refer any such communications or enquiries, to DFS.

11.4	The Sellers shall procure that a recommendation is made to the trustee of the Share Incentive Plan that any unawarded shares (as such term is defined in the trust deed relating to the Share Incentive Plan) are sold and the proceeds of such sale added to the trust fund and to the extent that any cash remains in the trust fund after any outstanding fees of the trustee have been paid, it is agreed that such cash will be paid to GBL.

11.5	Subject to Clause 11.8, the Buyer:

(a)	agrees that it shall assume sole responsibility for complying with the terms of the Severance Policy (except the term relating to Equity-Based Awards at section 7(c) of the Severance Policy) including, for the avoidance of doubt, responsibility for any and all payments, as specified in the Severance Policy, to any of the Employees that become payable under the Severance Policy;

(b)	agrees to pay and discharge all such amounts as specified in the Severance Policy that become payable to any of the Employees under the Severance Policy;

(c)	agrees that in respect of an Eligible Executive who is eligible under the Severance Policy to receive Non-competition Benefits (both Eligible Executive and Non-competition Benefits as defined in the Severance Policy) and who is either an Executive Committee Member or a Vice President (as defined in the Severance Policy), it shall, as a result of the occurrence of an Eligible Termination Reason (as listed in section 5 of the Severance Policy), give such Eligible Executive the opportunity to enter into a non-competition agreement with GCSL on the terms set out in the Severance Policy and shall pay the Non-competition Benefits specified in the Severance Policy that become payable under the Severance Policy. The Buyer agrees that such non-competition agreement shall be in a form substantially the same as Exhibit A to the Severance Policy, subject to any amendments that the Buyer makes in order to ensure that the non-competition agreement complies with UK law. Notwithstanding any such amendments to the non-competition agreement, the Non-competition Benefits that become payable under the Severance Policy shall be paid as specified in the Severance Policy; and

(d)	shall indemnify the Sellers against any and all Liabilities incurred by any of the Sellers or Sellers Group resulting from any claim by any Employee who was an employee of GCSL on and from Completion in relation to the Severance Policy (except the term relating to Equity-Based Awards at section 7(c) of the Severance Policy).

Nothing in this clause shall preclude entering into agreements with relevant eligible Employees to vary any terms as set out in the Severance Policy.

11.6	The Buyer acknowledges that GCSL operates a contractual and a discretionary redundancy policy, such terms having been disclosed. The Buyer agrees that in the event any Employee is made redundant within a period of 12 months after Completion, such redundancy will be on terms which when taken as a whole are materially no less favourable than those terms applicable to such Employee as at the date of this Agreement.

11.7	The Buyer shall procure that within three months of the Completion Date the Buyer or GCSL shall pay an aggregate cash bonus amount equal to the accrued bonus amount in the balance sheet of GCSL as at Completion to the persons listed in Schedule 18 (unless such person has, prior to the date such payment is to be made, been terminated for cause, or such person has voluntarily terminated their employment), with each person in Schedule 18 being paid the percentage of the accrued bonus amount set out beside their name (such percentage to be proportionately adjusted to reflect any persons terminated for cause or who voluntarily terminated their employment).

11.8	The Sellers agree that they shall assume sole responsibility for complying with the terms of the Severance Policy in respect of the certain male employee with initials of DG (employee number 68721) and agree to pay and discharge all such amounts as specified in the Severance Policy that became payable to such employee under the Severance Policy. The Sellers shall indemnify the Buyer against any and all Liabilities incurred by the Buyer or any member of the Buyer Group resulting from any claim by such employee (employee number 68721) in relation to the Severance Policy.

12.	Insurance

12.1	Until and including the Completion Date, the Sellers shall (and shall ensure that each Target Company shall), to the extent within their control, continue in force and comply with all Insurance Contracts in force at the date of this Agreement (the “Current Insurance Contracts”).

12.2	If any circumstance occurs before Completion which may give rise to a claim under the Current Insurance Contracts in relation to any Target Company or any Asset or the Properties , and is notified by the Sellers to the relevant insurer before the earlier of the date occurring 90 days after Completion or the date on which the Completion Statements have been agreed or otherwise determined in accordance with paragraph 11 of Part I of Schedule 12, the Sellers shall be entitled to retain any payment made by the relevant insurer in relation to such claim (a “Pre-Completion Insurance Claim”), whether such payment is made to the Seller before or after Completion, and for the avoidance of doubt the Sellers shall not be obliged to account to the Buyer in respect of such payment (including, for the avoidance of doubt, in the Completion Statements or Completion Adjustment) and nor shall the amount of such payment be taken into account as an asset of the Business or the Target Companies for the purposes of the Completion Statements and the Buyer shall have no rights in relation to it.

12.3	Nothing in this Agreement shall serve to make the Sellers liable to account to the Buyer for any payment made to a Seller Group Company by the relevant insurers in respect of a claim under the Current Insurance Contracts, which arises out of a claim by a third party (including, for the avoidance of doubt, any employee of a Seller Group Company) for which neither the Buyer (pursuant to Clause 9) nor any Target Company would have any liability, irrespective of the date on which such a claim is notified to the relevant insurers (a “Seller Group Third Party Claim”).

12.4	The Buyer will provide all such assistance as the Sellers may reasonably require in relation to the making or pursuing of any Pre-Completion Claim or Seller Group Third Party Claim, including but not limited to, providing the Sellers with such financial and other records, documents and information of any of the Target Companies as they may reasonably request, and affording the Sellers reasonable access in normal business hours to the current and relevant former directors, officers, employees and auditors of any of the Target Companies. Assistance by the Buyer pursuant to this Clause 12.4 shall be at the Sellers' expense.

12.5	Except to the extent that any insurance policy is required to be continued in force after Completion pursuant to Clause 12.6, the Sellers shall be entitled to arrange for all insurance maintained by any Sellers Group Company in relation to the Target Companies or the Assets or the Properties to cease upon Completion.

12.6	From Completion, the Sellers shall ensure that no step is taken by any Seller Group Company to prevent the Current Insurance Contracts from continuing to provide cover in relation to matters and events occurring prior to Completion only, insofar as they are capable of so doing: (i) for the benefit of GBL; (ii) for the benefit of the Target Companies in relation to the carrying on of the GBL Business; (iii) in relation to the business of any Target Company; (iv) in relation to the ownership or the occupation of any of the Assets; and/or (v) in relation to any matter or event occurring in relation to any Target Company and/or the Assets.

12.7	The Sellers will account to the Buyer for any payments (net of costs referred to in Clause 12.8 below) made by the relevant insurers in respect of any claim under the Current Insurance Contracts which (i) relates to any matter or event occurring in relation to any Target Company and/or the Assets prior to Completion, (ii) is notified to the insurer after the earlier of the date occurring 90 days after Completion or the date on which the Completion Statements have been agreed or otherwise determined in accordance with paragraph 11 of Part I of Schedule 12 but before the second anniversary of Completion; and (iii) does not constitute a Seller Group Third Party Claim (“Permitted Claims”).

12.8	The Sellers shall ensure that such Sellers Group Company as is entitled to do so under the terms of the Current Insurance Contracts shall take reasonable steps as the Buyer may reasonably request to make and/or pursue any Permitted Claim (including giving notice of the claim to the insurer in accordance with the terms of the relevant Current Insurance Contract). The Sellers shall pay to the Buyer (on behalf of the relevant Target Company or GBL, as applicable) any proceeds actually received from an insurer in respect of a Permitted Claim within 21 Business Days of their receipt by the Sellers, net of any reasonable out of pocket expenses costs and charges incurred by the Sellers Group in making and/or pursuing such Permitted Claim.

12.9	Following Completion, the Sellers shall not be obliged to make and/or pursue any Permitted Claim unless the Buyer (i) inform the Sellers by notice in writing (such notice to be given in accordance with Clause 20, save that it shall be marked for the urgent attention of the Director of Risk and Insurance Management of DFS) of the circumstances giving rise to the Permitted Claim as soon as practicable after such circumstances come to the notice of the Buyer or other member of the Buyer Group, and (ii) provide all such assistance as the Sellers may reasonably require in relation to the making or pursuing of any Permitted Claim, including but not limited to, providing the Sellers with financial and other records, documents and information of any of the Target Companies, and affording the Sellers access to the current and relevant former directors, officers, employees and auditors of any of the Target Companies. Assistance by the Buyer pursuant to this Clause 12.9 shall be at the Buyer's expense.

13.	Residential Leases

13.1	DFS shall use reasonable endeavours to terminate the Category B Residential Lease pursuant to the notices for termination served by the Sellers in accordance with Schedule 3, paragraph 6.2.

13.2	The Buyer shall, in accordance with the terms of the relevant Residential Leases, serve notices for the termination of each of the Category C Residential Leases to the relevant landlords and shall use reasonable endeavours to terminate each of the Category C Residential Leases when:

(a)	the services of the respective employee in occupation, under the TSA, are no longer required; and

(b)	in the case of the lease of 22 Albany Street, Edinburgh, the lease shall not be terminated prior to 24 August 2008, irrespective of whether the services of the employee in occupation cease prior to that date, under the TSA.

13.3	The Buyer will provide duplicate copies of the termination notices for the Category C Residential Leases to DFS as soon as reasonably practicable after serving them.

13.4	Notwithstanding Clause 13.2 above, if in respect of any of the Category C Residential Leases, an offer of employment is made by a member of the Buyer Group to the employee in occupation and accepted by such employee, the Buyer will notify DFS if such Residential Lease will not be terminated.

13.5	In relation to the Category B Residential Lease and the Category C Residential Leases, the Buyer hereby covenants to use all reasonable endeavours to procure that GCSL shall:

(a)	allow the occupiers to remain in occupation until such leases are terminated in accordance with Clauses 13.1 or 13.2, provided that the occupier of the Category B Residential Lease shall be entitled to remain in occupation until 6 August 2008 and the occupier of the Category C Residential Lease listed at Schedule 7, Part II, Section B number 9 shall be allowed to remain in occupation until 24 August 2008;

(b)	not exercise the break rights in favour of the tenant, except in accordance with this Agreement; and

(c)	for the period during which each respective employee in occupation is providing services to the Buyer pursuant to the TSA:

(i)	not do anything which would or could make such leases liable to forfeiture; and

(ii)	comply with the terms of such leases on the part of the tenant.

13.6	The Buyer shall promptly notify DFS of any communications received concerning the Residential Leases.

13.7	DFS shall indemnify and keep indemnified the Buyer from and against, and pay an amount equal to, any Liabilities incurred by GCSL whether before, on or after the date of this Agreement, relating to the Residential Leases including:

(a)	in connection with the Category A Residential Leases and, in respect of any period when the employee in occupation is not providing services to the Buyer pursuant to the TSA, the Category B Residential Lease and the Category C Residential Leases:

(i)	all rents, service charges, rates and outgoings payable by the tenant;

(ii)	any guarantees given by GCSL for the Residential Leases listed in Section B of Part II, Schedule 7;

(iii)	the performance of the covenants or obligations contained in such leases or any breach, non-observance or non-performance of them; and

(b)	all costs incurred in respect of the termination of the Category C Residential Leases but save to the extent that any such Liabilities directly result from, or are increased by, any acts or omissions of the Buyer, including the Buyer's breach of Clause 13.2, Clause 13.5 or Clause 13.6, or in respect of a particular Residential Lease, an offer of employment is made by a member of the Buyer Group to the relevant employee in occupation and accepted by such employee.

14.	Conduct of Claims

14.1	Upon becoming actually aware of any claim or potential claim by a third party other than a Claim for Taxation (as defined in Schedule 13 to this Agreement)(in this Clause 14, a “third party claim”) in respect of which it may be entitled to make a Claim the person having the benefit of that Claim (the “Indemnified Party”) shall notify as soon as practicable the party liable under that Claim (the “Indemnifying Party”) by written notice of that third party claim, which notice shall include reasonable details of the nature of that third party claim and, to the extent known and practicable, an estimate (on a without prejudice basis) of the amount or potential amount. Any party's failure to comply with this Clause 14.1 shall not affect the rights of that party save and only to the extent that the party's failure increases any other party's Liability.

14.2	Subject to Clause 14.3 and Clause 14.4, and provided that the Indemnifying Party undertakes to indemnify the Indemnified Party for all costs, amounts, charges and expenses properly incurred by the Indemnified Party as a consequence of, or in connection with, any action taken by or at the request of the Indemnifying Party, an Indemnifying Party may, at its sole cost and expense, control the defence of any such third party claim. The Indemnifying Party shall provide updates and information on the conduct and progress of such third party claim to the Indemnified Party and respond to reasonable requests from the Indemnified Party for information. The Indemnified Party shall at all times have the right to participate fully in the defence of any relevant third party claim at its own expense and the counsel chosen to conduct such defence shall be such counsel as is reasonably acceptable to the Indemnified Party.

14.3	If an Indemnifying Party does not assume the defence of any such third party claim in accordance with its right under Clause 14.2 within 10 Business Days or such shorter period as may be reasonable and is notified in writing to the Indemnifying Party in Clause 14.1 after delivery of a notice served on it in accordance with Clause 14.1 and proceed to defend such third party claim thereafter, the Indemnified Party may assume the defence of such third party claim at the cost and expense of the Indemnifying Party.

14.4	Subject to Clause 14.6, an Indemnifying Party shall not be entitled to assume conduct of a third party claim and may be required by the Indemnified Party to relinquish conduct of any such third party claim:

(a)	unless the Indemnifying Party undertakes to indemnify, or fails to indemnify, the Indemnified Party for all costs, amounts, charges and expenses properly incurred by the Indemnified Party as a consequence of, or in connection with, any action taken by or at the request of the Indemnifying Party, in respect of such third party claim;

(b)	if in the reasonable opinion of the Indemnified Party, the exercise of any conduct rights by the Indemnifying Party would, either in principle or as a result of the manner in which the Indemnified Party is exercising those conduct rights, be reasonably likely to have a material adverse effect on the goodwill, reputation, business, licence or affairs of the Indemnified Party;

(c)	if the exercise of any conduct rights by Indemnifying Party would render any policy of insurance maintained by the Indemnified Party or available to it void or voidable or entitle the relevant insurer to repudiate or rescind any such policy in part or whole or an insurer exercises a right to take over conduct of the third party claim; or

(d)	in the event of a third party claim which might give rise to a criminal action or proceeding brought against the Indemnified Party or any of its directors or officers or to a third party claim for punitive damages; or

(e)	if, in the reasonable opinion of the Indemnified Party, there exists a material conflict of interest between the Indemnified Party and the Indemnifying Party in relation to the outcome or conduct of the third party claim.

In each case the Indemnified Party shall be required to provide such updates and information on the conduct and progress of the third party claim as the Indemnifying Party shall reasonably request and shall settle such third party claim at the written direction, costs and expense of the Indemnifying Party.

14.5	Subject only to, and in addition to the requirements of, Clauses 14.2, 14.3, 14.4(a) and 14.4(d), in the event of any third party claim which is brought by a Cardholder, the Sellers (as Indemnifying Party) may elect to assume conduct of the claim provided that it (a) conducts the claim in a manner consistent with usual industry practice and the conduct of such claims elsewhere in the Buyer's portfolio (as may be notified by the Buyer to the Seller by means of instruction or other communication in writing from time to time) and (b) shall be subject to the right of the Buyer, exercisable at any time, to settle such third party claim at the Buyer's cost.

14.6	Subject only to, and in addition to the requirements of, Clauses 14.2, 14.3, 14.4(a), 14.4(d) and 14.5, the Sellers shall be entitled to assume conduct of any third party claim that could reasonably be expected to give rise to a Title Claim.

14.7	Subject to Clause 18, an Indemnified Party shall make available to the Indemnifying Party and its counsel and accountants at reasonable times and for reasonable periods, during normal business hours, all books and records of the Indemnified Party relating to any such possible claim for indemnification, and each of the Indemnified Party and the Indemnifying Party will render to the other such assistance as it may reasonably require of the other to ensure prompt and adequate defence of proceedings in respect of a third party claim.

14.8	Subject to Clause 14.5, no Indemnified Party shall admit any Liability or make a settlement of any third party claim for which indemnity is or will be sought without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

14.9	The Buyer will account to DFS for any payments (less related reasonable costs incurred by the Buyer as set out in the next sentence) made to the Buyer or any member of the Buyer Group by a third party in respect of any claim against such third party which relates to infringement or misuse of the GBL Owned IP which occurred prior to the date of this Agreement and the Buyer shall pay to DFS any proceeds actually received from a third party in respect of such claim where such proceeds relate to the period prior to Completion within 21 Business Days of their receipt by the Buyer or member of the Buyer Group, net of any reasonable out of pocket expenses costs and charges incurred by the Buyer Group in making and/or pursuing the claim.

14.10	Any Warranty, covenant or indemnity obligation entered into by DFS pursuant to this Agreement, to the extent that it relates to the Assets or to the GCSL Shares, shall be entered into by DFS for itself and for and on behalf of GBL. The Buyer hereby agrees that it shall, if DFS, in its sole discretion, so requires, release GBL from any obligation in respect of such a Warranty, covenant or indemnity, provided that any such release by the Buyer in respect of GBL shall not release DFS from its obligations in respect of such a Warranty, covenant or indemnity.

14.11	If any amount is payable by DFS to the Buyer under the terms of this Agreement pursuant to a Claim, DFS may, at its sole discretion, procure that the Seller of the Asset or Shares to which such Claim relates will pay such amount to the Buyer and the Buyer agrees that such payment will be accepted by it as full and final settlement of the obligation of DFS in respect of such Claim.

14.12	If an amount is payable by DFS in respect of any Claim, (A) DFS may, at its sole discretion, make such payment directly to the Target Company to which such Claim relates and (B) DFS and Buyer shall, unless otherwise required by law, treat such payment for US tax purposes as a direct or indirect contribution to the capital of such Target Company by DFS immediately prior to the transactions contemplated by this Agreement provided that (x) nothing in this clause shall give any Target Company any right or entitlement to require a payment in respect of a Claim to be made to it rather than to the Buyer and (y) Buyer shall have a Claim for any Tax liability imposed on a Buyer Group Company or a Target Company from a determination by a Tax Authority that such payment should be treated otherwise.

15.	Business Records

15.1	For the avoidance of doubt, the Sellers shall, and the Buyer shall, subject to Applicable Law and to the extent that such are in their possession, preserve and keep all Records, Manuals and Copy Records and all other information relating to the accounting, business, financial and Tax affairs of the Business in existence on the Completion Date or that come into existence after the Completion Date but which relate to the Business prior to the Completion Date (the “Business Records”) for such period (being not less than seven years):

(a)	as may be required by a Governmental Authority or Applicable Laws;

(b)	as may be reasonably necessary with respect to the prosecution or defence of any audit, suit, action, litigation or administrative arbitration or other proceeding or investigation that is then pending or threatened and which it is aware; or

(c)	that is equivalent to the period established by any applicable statute of limitations (or any extension or waiver of it) with respect to matters pertaining to Tax.

15.2

From Completion and subject to the provisions of Clause 18, the Sellers and the Buyer (or their representatives) shall provide access to the other party to, and shall permit the other, at the other's expense, to take copies of, the Business Records that the Sellers or the Buyer is obliged to preserve and keep pursuant to Clause 15.1 on being given reasonable notice requesting such access or copies but only to the extent that such access or copies are reasonably required by that other party to verify any Claims Summary or for insurance claims, regulatory, audit, accounting or Tax reasons, or in respect of the prosecution or defence of any audit, suit, action, litigation (other than between the Sellers and the Buyer) or administrative arbitration (other than as a result of a breach of this Agreement or any other Transaction Document or the preparation or agreement of the Completion Statements) or other proceeding or investigation that is being, or is threatened to be, prosecuted, in each case in relation to the period of the ownership of the Business by that other party. In addition, the Sellers and the Buyer shall procure access by the other to any employees of the Sellers Group and any employees of the Buyer Group, respectively, on being given reasonable notice requesting such access, as may be reasonably necessary to verify any Claims Summary or for insurance claims, regulatory, audit, accounting or Tax reasons, or in respect of the prosecution or defence of any audit, suit, action, litigation or administrative arbitration (other than as a result of a breach of this Agreement or any other Transaction Document or the preparation or agreement of the Completion Statements) or other proceeding or investigation that is being, or is threatened to be, prosecuted or in connection with and for the purposes of the Sellers' or the Buyer's right of access to the Business Records as set forth in the preceding sentence. For the avoidance of doubt, nothing in this Agreement restricts, or constitutes a waiver of, any party's rights of disclosure pursuant to Clause 26.

15.3	DFS grants to the Buyer, or shall procure a grant to the Buyer, effective at Completion, a perpetual, non-exclusive, non-transferable, royalty-free licence to use the Copy Records in the United Kingdom solely for the following purposes:

(a)	as may be required by a Governmental Authority or Applicable Laws;

(b)	as may be reasonably necessary with respect to the prosecution or defence of any audit, suit, action, litigation or administrative arbitration or other proceeding or investigation that is then pending or threatened and which it is aware; or

(c)	to the extent otherwise reasonable required in order to operate the Business after Completion as it was run in the ordinary course immediately prior to Completion.

The Buyer agrees to use its reasonable endeavours to preserve the confidentiality of the Copy Records.

16.	Sellers' Covenants

16.1	For the purpose of assuring to the Buyer the full benefit of the Goodwill and in consideration of the Buyer agreeing to acquire the Shares and the GBL Business on the terms of this Agreement, the Sellers agree with the Buyer and its successors in title as a separate and independent agreement that save as set out in this Clause 16.1, none of the Sellers nor any members of the Sellers Group (for so long as it is a member of the Sellers Group in the case of Clauses 16.1(b), 16.1(c), 16.1(d) and 16.1(e) only) and, for the avoidance of doubt, whether or not it continues to be a member of the Sellers Group in the case of Clause 16.1(a)) shall, in any capacity:

(a)	at any time after Completion:

(i)	sell (or purport to sell) any of the information relating to Cardholders derived from the Customer Data and Files or the Cardholder List (but excluding information in the Charged-Off Records)(“Restricted Information”) to any third party;

(ii)	use any Restricted Information for any purpose, including for the purpose of any marketing activities directed solely or primarily at any Cardholder or for soliciting any Cardholder for any credit card or other financial product, other than as expressly permitted under this Agreement; or

(iii)	disclose any Restricted Information to any third party.

(b)	subject to Clause 16.4, directly or indirectly carry on or be engaged in any Competing Business until the earlier of (X) the date occurring 2 years after the Completion Date and (Y) the date on which a Change of Control Event occurs;

(c)	for 24 months after Completion, make any public statement (which for the purposes of this Clause 16.1(c) only shall include statements made in any meetings including shareholders, investors, potential investors and/or analysts) regarding the Business which is reasonably foreseeable to be materially harmful or prejudicial to its operation or value or with the intent of seeking to cause a Cardholder to terminate his Cardholder Agreement or cease or reduce his custom with the Business;

(d)	for 12 months after Completion, directly or indirectly, offer to employ or seek to entice away from any Target Company or any member of the Buyer Group, any person who was employed by any Target Company as at the date of this Agreement (and who remains an employee of a Target Company at the time any offer or enticement is made and whose base remuneration per annum exceeds £50,000); provided, that, this paragraph (e) shall not restrict any Seller or any member of the Sellers Group from offering to employ any person who responds to non-targeted advertisements of employment with such Seller or member of the Sellers Group; and

(e)	in any way make use of any trade mark, trade name, service mark, logo, get-up or domain name which forms part of the Goldfish Intellectual Property or which is similar to, likely to be confused with, or is incorporated in, any of the Goldfish Intellectual Property:

(i)	during the period beginning with Completion and ending 60 days after Completion, except (W) for the purposes of and consistent with ensuring an orderly transition of the Business to the Buyer, (X) as set out in the Transitional Services Agreement, (Y) for regulatory or statutory reporting purposes, or (Z) as required by any obligation in this Agreement to maintain the name of GBL;

(ii)	at any time after 60 days from Completion except (X) as set out in the Transitional Services Agreement, (Y) for regulatory or statutory reporting purposes, or (Z) as required by any obligation in this Agreement to maintain the name of GBL, provided, however, that the Sellers are hereby authorised by the Buyer on its own behalf and on behalf of any relevant Buyer Group Company to make reference to any trade name or brand which forms part of the Goldfish Intellectual Property post-Completion as necessary to assert their rights or defend any proceedings or as required by Applicable Law.

16.2	Save for the customer communication substantially in the form set out in Schedule 15 (the “Customer Communication”) no public announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement shall be made before, on or after Completion by or on behalf of any of the parties without the prior written approval of the other parties (such approval not to be unreasonably withheld or delayed).

16.3	Nothing in Clauses 16.1 or 16.2 shall restrict any party from disclosing any information or making any announcement or statement which (i) such party reasonably believes are required to be made by Applicable Law, (ii) are made in any filings or communications with the U.S. Securities and Exchange Commission, any relevant securities exchange or any other Governmental Authority (including, for the avoidance of doubt, filing this Agreement, in whole or in part, with the U.S. Securities and Exchange Commission) provided that they are reasonably consistent with previous related filings, statements or communications, (iii) are made that are reasonably consistent with (A) filings, statements or communications previously made by such party or (B) filings, statements or communications previously made or approved by the other party.

16.4	Nothing in Clause 16.1(b) shall prevent any member of the Sellers Group, after Completion, from:

(a)	owning purely for financial investment purposes, securities in any company provided that:

(i)	such securities do not exceed 15 per cent. in nominal value of the securities in that company; and

(ii)	the Sellers do not otherwise have (whether directly or indirectly) any management functions or any material influence in that company; or

(b)	acquiring in a single transaction or a series of related transactions any one or more companies and/or businesses (taken together, the “Acquired Business”) and carrying on or being engaged in the Acquired Business although its activities include a Competing Business (the “Acquired Competing Business”), if the Acquired Competing Business represents not more than 20 per cent. of the Acquired Business (measured in terms of revenue in its last accounting year); or

(c)	performing its obligations under this Agreement and/or under any other agreement which it may enter into with a member of the Buyer Group; or

(d)	acquiring or merging or entering into any other business combination with a Card Association.

For the purposes of this Clause 16.4, transactions undertaken by different members of the Sellers Group shall be aggregated and treated as undertaken by a single member.

16.5	Each of the undertakings in this Clause 16.5 is given to the Buyer and to each member of the Buyer Group. Each Seller acknowledges that each clause is an entirely independent restriction and is no greater than is reasonably necessary to protect the interests of the Buyer and the Buyer Group. If any such restriction shall be held void or unenforceable but would be valid if deleted in part or reduced in its application, then that restriction shall apply with such modifications as may be necessary to make it valid and effective.

16.6

To the extent (if at all) that the Buyer requires a licence to use a copyright or database right, that (i) exists as at Completion and (ii) is owned by a Sellers Group Company after Completion, to be able to run the Business after Completion as it was run in the ordinary course immediately prior to Completion, DFS at Completion grants to the Buyer a limited, non-exclusive, non-transferable, royalty-free licence to use such right in the United Kingdom for the term of the Transitional Services Agreement solely for the purpose of running the Business as in the ordinary course immediately prior to Completion.

16.7	At the reasonable direction, and expense of, the Buyer, DFS shall use its reasonable endeavours to enforce its rights under the Deal NDAs and shall provide the Buyer with the benefit of any recovery against a third party in respect of a breach of a Deal NDA.

17.	Further Assurance and Availability of Information

17.1	If title to any of the Assets (other than the Contracts) or Shares is not effectively vested in the Buyer at Completion either by operation of Clause 3.1 or otherwise the relevant Seller holds them in trust for the Buyer until title is effectively vested in the Buyer. Furthermore, save as otherwise provided in the Agreement, the relevant Seller shall, at that Seller's expense, perform such acts (including procuring any necessary assistance of third parties) and execute and/or procure the execution of such documents as may be reasonably required after Completion by the Buyer for:

(a)	vesting in the Buyer the legal and beneficial ownership of the Shares and to obtain the full benefit of the same and to assure to the Buyer the rights agreed to be granted to it under this Agreement; and

(b)	vesting in the Buyer the legal and beneficial ownership, to the extent applicable, of the Assets including enabling the Buyer to enter into agreements directly with the Cardholders or to amend any of the Cardholder Agreements and to notify the Cardholders of the transfer of the Credit Card Accounts to the Buyer.

17.2	The Sellers will after Completion refer to the Buyer promptly any enquiries or orders received by it or any Sellers Group Company or any of their agents in connection with or related to the Business from actual or prospective customers of the Business.

17.3	DFS and the Buyer shall each ensure and procure that each member of the Sellers Group (and, in respect of the period prior to Completion, each Target Company) or the Buyer Group (and in respect of the period after Completion, each Target Company), respectively, complies with all obligations under this Agreement which are expressed to apply to each such respective company.

17.4	The Sellers agree that GBL shall not be permitted to be voluntarily wound-up, liquidated, dissolved or struck off the companies register:

(a)	during the period commencing at Completion and ending on the first anniversary of Completion; or

(b)	during the period commencing on the first anniversary of Completion and ending on the date that falls 18 months following Completion without a minimum of 30 Business Days prior written notice to the Buyer;

provided, however, that nothing in this Agreement shall restrict:

(c)	GBL from being wound-up, liquidated or dissolved at any time if:

(i)	required by Applicable Law; or

(ii)	GBL is insolvent or otherwise unable to pay its debts as they fall due; or

(d)	DFS or any Seller Group Company from making any tax filing that has the effect or purpose of treating GBL as if it has been wound-up, liquidated or dissolved; or

(e)	any other acts of GBL or DFS or any Seller Group Company in respect of GBL unless explicitly set out in this Agreement, including, for the avoidance of doubt, not restricting the reduction of assets or capital of GBL, loans to affiliates or payment of dividends, or requiring GBL to maintain any assets, capital, licenses or regulatory status. The Sellers will use reasonable efforts to advise the Buyer as soon as reasonably practicable of the anticipated date on which GBL will lose any of its material licences and/or regulatory status.

18.	Confidentiality

18.1	Each party to this Agreement shall treat as confidential and shall not disclose all information received or obtained as a result of entering into or performing this Agreement which relates to:

(a)	the provisions of this Agreement or the other Transaction Documents;

(b)	the negotiations relating to this Agreement or the other Transaction Documents;

(c)	the subject matter of this Agreement or the other Transaction Documents; or

(d)	the other party or members of the Sellers Group or Buyer Group to which that other party is a member (as applicable).

18.2	Notwithstanding the other provisions of this Clause 18, a party may disclose confidential information:

(a)	which any party reasonably believes is required to be made by Applicable Law (including any filings or communications with the U.S. Securities and Exchange Commission, any relevant securities exchange or any other Governmental Authority (including, for the avoidance of doubt, filing this Agreement, in whole or in part, with the U.S. Securities and Exchange Commission)), provided that, to the extent reasonably practicable, the parties will consult regarding measures to limit the extent, and preserve the confidentiality, of information to be disclosed;

(b)	if and to the extent required to vest the full benefit of this Agreement in that party but only after such consultation with the party or parties to which the information relates as may be reasonable and practicable in the circumstances;

(c)	to its professional advisers, auditors and bankers; provided, that such professional advisers, auditors and bankers (as applicable) are subject to the same duty of confidentiality as set out herein with respect to such information;

(d)	if and to the extent the information has come into the public domain other than as a result of a fault or breach of that party or its advisers;

(e)	following Completion by any member of the Buyer Group to any potential purchasers, their advisers and potential or actual funding providers in connection with any actual or proposed future sale of the GBL Business, the Shares or any other part of the Business (provided that such persons are informed of the confidential nature of such information and they enter into confidentiality agreements no less restrictive than the terms of this Clause 18); or

(f)	if and to the extent the other party has given prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.

18.3	The restrictions contained in this Clause 18 shall continue to apply after Completion without limit in time.

19.	Tax

19.1	VAT

(a)	It is the intention of the Sellers and the Buyer that the provisions of Section 49 VATA and Article 5 of the Value Added Tax (Special Provisions) Order 1995 No. 1268 (the “Order”) shall apply to the transfer of the GBL Business (including the Assets) under this Agreement.

(b)	The Sellers and the Buyer shall co-operate and do all such acts and things as may be reasonably necessary to ensure that the transfer of the GBL Business (including the Assets) under this Agreement is treated as neither a supply of goods nor a supply of services for the purposes of VAT.

(c)	The Buyer agrees that GBL may write to HMRC (in a form agreed with the Buyer, such agreement not to be unreasonably withheld or delayed) giving particulars of the sale of the GBL Business (including the Assets) pursuant to this Agreement and seeking confirmation that such sale will not be treated as a supply of goods or a supply of services in accordance with Section 49 VATA and Article 5 of the Order. For the avoidance of doubt, GBL will be responsible for its own costs in respect of such correspondence with HMRC.

(d)	If, notwithstanding Clause 19.1(a), HMRC determines that VAT is chargeable in respect of the sale of the GBL Business and/or all or any of the Assets under this Agreement, the Buyer shall (against delivery of a valid VAT tax invoice in respect thereof), within 14 days of delivery by the Sellers to the Buyer of a copy of such determination, pay in addition to the Purchase Price a sum equal to the amount of VAT determined to be so chargeable.

(e)	At Completion, GBL will retain all the records of the GBL Business referred to in Section 49 VATA. During the period for which the records are required to be preserved under paragraph 6 of Schedule 11 VATA the Sellers will give the Buyer reasonable access to the records for inspection and copying.

(f)	If VAT is chargeable in respect of any services provided by a Seller under this Agreement, the Buyer shall (against delivery of a valid VAT invoice in respect thereof) pay in addition to any consideration or deemed consideration therefor, a sum equal to the amount of VAT so chargeable.

(g)	All sums payable pursuant to this Agreement by way of reimbursement of costs and/or expenses and/or pursuant to any covenant or indemnity shall include any VAT incurred in respect of such costs and/or expenses or in respect of the indemnified matter or the matter to which the covenant relates to the extent irrecoverable by the party incurring such VAT or by any member of a VAT group of which it is a member.

(h)	The Buyer will on demand pay to the relevant Seller an amount equal to any interest, surcharge or penalty which is imposed on such Seller by HMRC as a result of the breach of any obligation or warranty made by the Buyer in this Agreement, together with any costs properly incurred by such Seller in connection with such interest, surcharge or penalty.

19.2	Gross Up

(a)	Any amount payable by a party (in this Clause 19.2, the “paying party”) to another party (in this Clause 19.2, the “recipient”) under a Claim shall be paid free and clear of any deduction or withholding in respect of Tax save only as may be required by law. If any such deduction or withholding in respect of Tax is required by law, the paying party shall (save where any such deduction or withholding is in respect of interest) pay such additional amount (the “additional amount”) as shall be required to ensure that the amount received by the recipient, after such deduction or withholding has been made, will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

(b)	If any amount payable to any party under the terms of this Agreement in respect of a Claim (other than payment of interest) is subject to Tax in the hands of the recipient or any other person who has rights in respect of the Claim the amount payable shall be increased by such amount (after taking into account the benefit of any deduction or relief from Tax obtainable by the recipient in respect of any amount paid or payable by the recipient, or the obligation or liability giving rise to the same, which is the subject of the Claim, and the time at which such benefit is or could reasonably be obtained) as is required to put the recipient in the same after-Tax position as the recipient would have been in had the circumstances giving rise to the Claim not occurred (the amount by which the payment is increased being the “increase amount”). If payment by the paying party is initially made on the basis that it will either not be or will be subject to Tax in the hands of the recipient and the payment is subsequently determined to be subject to Tax or not (as the case may be), such adjustment shall be made between the paying party and the recipient as shall be required in order to restore the after-Tax position of the recipient to that which it would have been had the amount not been subject to Tax in the hands of the recipient (the amount of such adjustment being the “adjustment amount”);

Provided however that as regards the first £1,500,000 of any Claim relating to GCSL only one half thereof shall be subject to increase in respect of Tax under this Clause 19.2(b).

(c)	If any party pays to another party an amount in respect of any Claim and the recipient or other person referred to in Clause 19.2(b) subsequently receives a credit for, refund of or relief from any Tax or other monies payable by it or similar benefit by reason of any deduction or withholding or by reason of any Tax charged in respect of which there is a gross up or partial gross up in Clause 19.2(b) (save where such relief has already been taken into account in Clause 19.2(b) in relation to that Claim) the recipient shall forthwith repay to the paying party so much of the additional amount or increase amount or adjustment amount (if appropriate) paid by the paying party as the recipient (acting reasonably) certifies to the paying party will leave it in no better or worse position than it would have been in if no deduction or withholding had been required and no Tax charge had arisen (the “repayment amount”).

(d)	All calculations relating to the amount of the additional amount, the increase amount, the adjustment amount or the repayment amount shall be based on actual Tax withheld, deducted or charged, credited, refunded or relieved and shall be paid at the time such actual Tax charge, withholding or deduction, credit, refund or relief is actually made or realised.

(e)	All calculations relating to the increase amount shall be made at the time of the payment in respect of a Claim using reasonable assumptions (as agreed by the parties) and present value concepts.

(f)	If relevant under the circumstances each party shall inform the other party at the end of each calendar year whether the notifying party could be entitled to payment of an adjustment amount or required to pay a repayment amount pursuant to this Clause 19.2.

(g)	The paying party shall not be required to pay any additional amount, any increase amount or any adjustment amount if the deduction or withholding or Tax in the hands of the recipient arises by reason of a change in the Tax residence of the recipient or the jurisdiction in which the recipient is subject to Tax in respect of the relevant payment.

(h)	If one or more Substituted Buyers are nominated by the Buyer in accordance with the provisions of Clause 5.2 or if any party shall have assigned the benefit in whole or in part of this Agreement in accordance with the provisions of Clause 22 (Assignment), the liability of any paying party to a recipient under Clauses 19.2 (a) and (b) shall be limited to that (if any) which it would have been had no such nomination of Substitute Buyers or assignment taken place.

19.3	Stamp Duty

Any stamp duty or other stamp, documentary, registration or transfer taxes (including interest and penalties) payable in respect of the purchase of the Shares or the Assets shall be borne by the Buyer.

19.4	Withholding Tax

In the period before Completion the Sellers and DFS shall use reasonable endeavours to assist the Buyer, including through the provision of information available to the Sellers or DFS, in determining whether after Completion U.S. withholding taxes may be incurred in connection with the Cumbernauld Securitisation and, if such taxes may be incurred in determining appropriate strategies to reduce or minimise the exposure thereto.

20.	Notices

20.1	Any notice or other communication to be given or made under this Agreement will be in writing in the English language and delivered by hand, fax or sent by an internationally recognised courier company to the recipient of the notice or other communication at its address set out in Clause 20.3 or such other address as either party may specify by notice to the other.

20.2	In the absence of evidence of earlier receipt, any notice or other communication will be deemed to have been duly given at the time of delivery (if delivered by hand or by courier) or at the time of transmission (if delivered by fax) PROVIDED THAT if the above provisions would result in any such notice or other communication being deemed to have been given outside business hours (being 9:30am to 5:30pm at the relevant location on a Business Day), that notice or other communication will instead be deemed to have been duly given at the start of the next Business Day.

20.3	The relevant addressee, address and facsimile number of each party for the purposes of this Agreement are set out in Part II of Schedule 17.

20.4	A party may notify the others of a change to any of its details as set out in Part II of Schedule 17, such notification to take effect on the date specified or, if no date is specified or the date specified is less than five clear Business Days after the date on which notice is given, the date falling five clear Business Days after notice of any such change has been given.

21.	Entire Agreement

This Agreement, the Transaction Documents and the other documents referred to in this Agreement as being in the agreed form constitute the entire and only legally binding agreement between the parties relating to the sale and purchase of the Shares and the GBL Business and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating to such matters. Neither party will have any liability for any representation, warranty or undertaking not expressly set out in this Agreement, provided that nothing in this Agreement will exclude either party from liability for any dishonest or fraudulent misrepresentation, act or omission.

22.	Assignment

22.1	Except as provided in this Clause 22 or unless specifically agreed in writing, neither the Buyer or any of the Sellers shall assign, or purport to assign, transfer, charge or otherwise deal with all or any part of the benefit of, or their rights or benefits under, this Agreement (including, without limitation, the Warranties and any causes of action arising in connection with any of them).

22.2	The Buyer or the Sellers may assign the benefit of this Agreement and/or of any other Transaction Document to which it is a party (in whole or in part) to, and it may be enforced by, any Permitted Assignee as if it were the Buyer (or the Sellers, as applicable) under this Agreement. Any Permitted Assignee to whom an assignment is made in accordance with the provisions of this Clause 22.2 may itself make an assignment to a Permitted Assignee as if it were the Buyer under this Clause 22.2.

22.3	For this purpose, a Permitted Assignee means any member or members of the Buyer Group (in the case of the Buyer) or the Sellers Group (in case of the Seller). Assignment to a Permitted Assignee shall not be absolute, but shall have effect only for so long as the Permitted Assignee remains a member of the Buyer Group (in the case of the Buyer) or the Sellers Group (in case of the Seller). The assignor shall procure that the assignee assigns such benefits back to the assignor or a member of the Buyer Group (in the case of the Buyer) or the Sellers Group (in case of the Seller) immediately prior to the assignee ceasing to be a member of the Buyer Group (in the case of the Buyer) or the Sellers Group (in case of the Seller).

22.4	The Buyer or the Sellers shall not make a declaration of trust in respect of or enter into any arrangement whereby they agree to hold in trust for any other person all or any part of the benefit of, or its rights or benefits under, this Agreement.

22.5	The Buyer or the Sellers shall not sub-contract or enter into any arrangement whereby another person is to perform any or all of their obligations under this Agreement.

23.	Default Rate

If a party defaults in the payment when due of any sum payable under this Agreement, including for the avoidance of doubt any sum payable pursuant to the Tax Covenant, (whether determined by agreement or pursuant to an order of a court or otherwise), the liability of such party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgment) at the Interest Rate. Such interest shall accrue from day to day, shall be compounded annually and shall be payable on demand by the party to which the payment is due.

24.	Sellers' and Buyer's Representative

24.1	Each of the Sellers hereby irrevocably appoints DFS as its representative hereunder to act on its behalf for all purposes under this Agreement, including for the purposes of:

(a)	delivering payment instructions to the Buyer in connection with the payment of sums due hereunder;

(b)	accepting notices on behalf of such Seller;

(c)	taking any and all actions that may be necessary or desirable, as determined by DFS in its sole discretion, in connection with the payment of the costs and expenses incurred with respect to the transactions contemplated by the Transaction Documents;

(d)	granting any consent or approval on behalf of such Seller under this Agreement; and

(e)	generally taking any and all other actions and doing any and all other things provided in or contemplated by this Agreement to be performed by such Seller.

24.2	The Buyer and each Substituted Buyer hereby irrevocably appoint the Buyer as its representative hereunder to act on its behalf for all purposes under this Agreement, including for the purposes of:

(a)	delivering payment instructions to the Sellers in connection with the payment of sums due hereunder;

(b)	accepting notices on its behalf;

(c)	taking any and all actions that may be necessary or desirable, as determined by the Buyer in its sole discretion, in connection with the payment of the costs and expenses incurred with respect to the transactions contemplated by the Transaction Documents;

(d)	granting any consent or approval on its behalf under this Agreement; and

(e)	generally taking any and all other actions and doing any and all other things provided in or contemplated by this Agreement to be performed by such Buyer or Substituted Buyer.

24.3	The Buyer and the Sellers shall be entitled to rely on the exercise of the powers and authorities conferred on DFS and the Buyer, respectively, under this Clause 24 as if the relevant Seller or Substituted Buyer, as applicable, is exercising such powers and authorities.

25.	General

25.1	No variation of this Agreement will be valid unless it is in writing and duly executed by or on behalf of each party.

25.2	The failure to exercise or the delay in exercising any right, power or remedy provided by law or under this Agreement will not operate to impair the same or be construed as a waiver thereof and no single or partial exercise of any such right, power or remedy will prevent any further or other exercise of the same or the exercise of any other right, power or remedy. The rights of the parties will not be prejudiced or restricted by any indulgence or forbearance extended to any other party.

25.3	Except as expressly provided in this Agreement, the rights, powers and remedies contained in this Agreement are cumulative and not exclusive of any rights, powers or remedies provided by law.

25.4	Nothing in this Agreement and no action taken by the parties pursuant to this Agreement will:

(a)	create, or be construed as creating, a partnership, association, joint venture or other cooperative entity between the parties; or

(b)	(save as expressly set out in this Agreement) constitute, or be construed as constituting either party as the agent of the other party for any purpose whatsoever and neither party will have the authority or power to bind the other party or to contract in the name of or create a liability against the other party in any way.

25.5	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but will not be effective until each party has executed at least one counterpart. Each counterpart, once executed and delivered, will constitute an original of this Agreement, but all the counterparts together will constitute one and the same instrument.

25.6	Save as otherwise expressly provided in this Agreement each party will pay its own costs and expenses incurred in the negotiation, preparation and execution of this Agreement and the other Transaction Documents.

25.7	This Agreement will remain in full force and effect after Completion so far as it then remains to be observed and performed.

25.8	Each of the provisions of this Agreement and the other Transaction Documents is severable. If any term or provision of this Agreement is or becomes or is found by a court or other competent authority to be illegal, invalid or unenforceable, in whole or in part, under any law, such term or provision or part will to that extent be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement will not be affected or impaired.

25.9	A person who is not a party to this Agreement has no right under the Contracts (rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

25.10	If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Sellers Group and any members of the Buyer Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Sellers and the Buyer are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

25.11	The Deal NDA executed by DFS and the Buyer on October 12, 2007 shall terminate effective upon Completion.

25.12	Any payment to be made in accordance with this Agreement shall be made by telegraphic transfer,

26.	Governing Law and Jurisdiction

26.1	This Agreement is governed by and shall be interpreted in accordance with English law save in respect of matters relating to the Heritable Property which shall be governed by and shall be interpreted in accordance with Scots law.

26.2	The English courts have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement (respectively, “Proceedings” and “Disputes”) and, for such purposes, each party irrevocably submits to the jurisdiction of the English courts save in respect of matters relating to the Heritable Property where the Court of Session (or such other Scottish Court as may be appropriate in the circumstances) will have jurisdiction.

26.3	Each party irrevocably waives any objection which it might at any time have to the English courts (or the Scottish courts as the case may be) being nominated as the forum to hear and determine any Proceedings and to settle any Disputes and agrees not to claim that the English courts (or the Scottish courts as the case may be) are not a convenient or appropriate forum.

26.4	Each party irrevocably agrees that a judgment or order of any court referred to in this Clause 26 in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.

26.5	Each Seller (other than GBL) shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Jordans Limited, 23-25 Bedford Row, London WC2, and any claim form, judgment or other notice of legal process shall be sufficiently served on a Seller if delivered to such agent at its address for the time being. Each Seller irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Buyer requests the Seller to do so it shall promptly appoint another such agent with an address in England and advise the Buyer. If, following such a request, the Seller fails to appoint another agent, the Buyer shall be entitled to appoint one on behalf of the Buyer at the Buyer's expense.

IN WITNESS of which this Agreement has been duly executed by each of the parties on the date first above written.

SCHEDULE 1

Part I: Defined Terms

Accounts Date	30 November 2007

Acquired Business	has the meaning set out in Clause 16.4(b)

Acquired Competing Business	has the meaning set out in Clause 16.4(b)

Acquisition Agreements	the sale and purchase agreements and ancillary documents (other than any Contract) relating to the purchase of Card Accounts from the Immediate Predecessors

Actual NAV	has the meaning set out in paragraph 2 of Part III of Schedule 12 (Completion Statements)

Act	Companies Act 1985

Actual Knowledge of the Buyer	the actual knowledge (excluding any other type of knowledge) only of each individual identified in Schedule 16 and the actual knowledge of each individual shall not include the imputed knowledge of the other individuals identified in Schedule 16

additional amount	has the meaning set out in Clause 19.2(a)

adjustment amount	has the meaning set out in Clause 19.2(b)

Affiliated Group	any group of one or more persons with which any Target Company files or has filed any joint, combined, consolidated or unitary Tax Return, including any affiliated group within the meaning of Section 1504 of the Code (but excluding any UK resident companies)

Agreement	this sale and purchase agreement

Applicable Law	all applicable laws, by-laws, rules, statutes, regulations, codes of practice and requirements of any Tax Authority or Governmental Authority

Approvals	has the meaning set out in paragraph 13.1 of Schedule 4

Asset Consideration	£15,800,001 being the aggregate amount of (a) the Assumed Liabilities as recognised in the Final Completion Statement relating to Assets and Assumed Liabilities; (b) the GBL Cash Balance; and (c) £1 in respect of all other Assets

Assets	all the contracts and assets identified in Clause 2.1(a) other than the Excluded Assets and includes (where the context permits) each or any of them

Association Rules	the Visa Rules and the MasterCard Rules

Assumed Liabilities	has the meaning set out in Clause 9.1

ATA Agreement	has the meaning set out in Part I of Schedule 17

Audited Accounts	the audited accounts of GCSL for the year ended on the Accounts Date

AXA Consent	has the meaning set out in Part I of Schedule 17

Bank Accounts	has the meaning set out in Part I of Schedule 17

BINs	the numbers issued by Visa to GBL and which GBL currently uses in connection with the GBL Business as set out in Schedule 10, Part I

Business	the business of GBL and the Target Companies as at the Cut-Off, wherever carried on, consisting of the marketing, origination and operation of the Credit Card Accounts, the insurance intermediation business in relation to Cardholders, the activity of cross-selling of other third party products and services to Cardholders and the holding, purchase, sale or securitisation, as appropriate, of the Receivables and all related activities.

Business Day	a day (other than a Saturday or Sunday) on which clearing banks are ordinarily open for business in London

Business Records	has the meaning set out in Clause 15.1

Buyer	has the meaning set out in the introduction

Buyer Account	has the meaning set out in Part I of Schedule 17

Buyer Default Claim	any claim (excluding a Default Claim) which is brought by a Cardholder of any Buyer Group Company on the basis that a default charge, including any late payment charge, insufficient funds charge or over-limit charge made to such Cardholder should be refunded as a result of the action taken by the OFT in respect of charges imposed by credit card companies and/or is contrary to the guidance statement OFT842 dated April 2006

Buyer Group	the Buyer, its subsidiaries and subsidiary undertakings, any holding company of the Buyer and all other subsidiaries and subsidiary undertakings of any such holding company from time to time and “Buyer Group Company” means any one or more of such companies

Buyer PPI Claim	a claim (excluding a PPI Claim) made against any Buyer Group Company by a Cardholder of any Buyer Group Company on the basis that payment protection insurance was mis-sold to such Cardholder or was sold in breach of any relevant regulatory requirements

Buyer's Other Systems	has the meaning set out in the Transitional Services Agreement

Buyer Warranties	has the meaning set out in Clause 7.3

Card Association Agreements	all agreements with a Card Association

Card Associations	Visa and MasterCard

Cardholder	the person who has entered into a Cardholder Agreement

Cardholder Agreement	an agreement, entered into between GBL or a Predecessor and a Cardholder, regulated by the CCA under which a Credit Card has been or is in the course of being issued or re-issued to a Cardholder and which contains the terms and conditions relating to the Cardholder's Credit Card Account and, where applicable, any payment protection insurance

Cardholder List	a list of all Cardholders as at the Completion Date

Cardholder Payments	the payments made by or on behalf of Cardholders in accordance with the terms of their Cardholder Agreements

Cashback Methodology	the methodology, used to determine the amount relating to the cashback rewards component of the accrued rewards provision as set out in document 02.08.01 of the Data Room

Category A Residential Leases	the leases and supplemental documents thereto numbered 1 to 5 inclusive in Part II, Section B of Schedule 7

Category B Residential Leases	the lease and supplemental documents thereto numbered 6 to 8 inclusive in Part II, Section B of Schedule 7

Category C Residential Leases	the leases and supplemental documents thereto numbered 9 to 15 inclusive in Part II, Section B of Schedule 7

CCA	the Consumer Credit Act 1974

CCA Claim	a claim by a Cardholder which is the subject of section 75 of the CCA and which arises in connection with a transaction occurring before the Cut-Off

Certificate of Title	the certificate of title in the agreed form in respect of the Heritable Property

Change of Control Approval	has the meaning set out in Clause 10.6

Change of Control Event

the occurrence of any of the following events:

(1) any person becomes, directly or indirectly, the beneficial owner of 50% or more of either the then outstanding shares of DFS's common stock or the combined voting power of DFS's then outstanding voting securities; or

(2) a reorganization, merger, consolidation or other transaction that results in (i) a person becoming, directly or indirectly, the beneficial owner of 50% or more of either the then outstanding shares of DFS's common stock or the combined voting power of DFS's then outstanding voting securities or (ii) the shareholders of DFS's common stock immediately prior to the transaction holding 50% or less of the common stock of DFS immediately after the transaction.

For purposes of this definition, "DFS" means DFS and any successor thereto (whether direct or indirect, by purchase, merger, consolidation, reorganisation or otherwise).

Charged-Off Accounts	all Credit Card Accounts on which any receivables have been charged-off as at the Cut-Off

Charged-Off Cardholder Agreements	Cardholder Agreements relating to Charged-Off Accounts

Charged-Off Receivables	any and all amounts owing by a Cardholder under a Charged-Off Cardholder Agreement and debited to the relevant Charged-Off Account prior to or as at Cut-Off, including the principal amounts owing for the acquisition of goods and services, interest, cash advances, balance transfers, late charges and any and all other fees, expenses or charges of every nature, kind and description whatsoever, and all amounts accrued with respect to any of the foregoing prior to or as at Cut-Off

Charged-Off Records	copies of all Records relating to Charged-Off Accounts

Charge-Off Policies	the Sellers' charge-off policies for Credit Card Accounts as at Completion

Claim	any claim arising under this Agreement

Claimant	has the meaning set out in Clause 8.15

Claims Summary	has the meaning set out in Clause 9.6

the Code	United States Internal Revenue Code

Code Red	in terms of categorisation of fault as used by GBL and the Target Companies prior to Completion to determine the priority for resolution of faults, this is the most serious category and would apply if an entire business unit is unable to conduct business, or a discreet function is not in service and there is no acceptable workaround to service the customers

Combined Formation Claim

a claim by a Cardholder brought within 12 months of the Completion Date alleging that his or her Cardholder Agreement is unenforceable predominantly on the basis of both:

(a)    the acts or omissions of any Predecessor or GBL Disclosed in paragraph 6(i) of Schedule 1 to the Disclosure Letter; and

(b)    any act or omission by the Buyer that is analogous to the acts or omissions of any Predecessor or GBL Disclosed in paragraph 6(i) Cardholder Agreements] of Schedule 1 to the Disclosure Letter

Competing Business	the business of issuing general purpose credit cards in the UK under a membership in a Card Association but for the avoidance of doubt this specifically excludes the business of (i) operating, managing or sponsoring a credit, debit or other payment card network or processing system or (ii) data processing

Completion	the performance by each of the parties of their respective obligations in accordance with Clause 6

Completion Adjustment	the amount calculated in accordance with Schedule 12 and which is payable by either the Seller to the Buyer or the Buyer to the Seller (as the case may be)

Completion Date	the date which falls on the last Business Day of the month during which the Unconditional Date occurs, (provided that if the Unconditional Date occurs within 2 Business Days of the end of any month, the last Business Day at the end of the following month) or such other date following the Unconditional Date as the parties may agree.

Completion Statements	has the meaning set out in paragraph 1 of Part I of Schedule 12

Conditions	has the meaning set out in Clause 4.1

Conduit Transaction Master Novation and Construction Deed	has the meaning set out in Part I of Schedule 17

Consents Condition	has the meaning set out in Clause 4.1(b)

Construction Documents

each of the following in relation to the design and construction of the call centre upon the Heritable Property:

(a)    the collateral warranty agreements in documents 01 to 07 in folder 10.02.01.03 of the Data Room;

(b)    the building contract in documents 01 to 06 in folder 10.02.01.02 of the Data Room; and

(c)    the sub-contractor collateral warranty agreements in documents 01 to 06 in folder 10.02.01.06 of the Data Room in favour of Discover Financial Services (UK) Limited (now known as Goldfish Card Services Limited) from each of Forth Electrical Services Limited, Sealrite (Scotland) Limited, Stoakes Systems Limited, Bone Steel Limited, Kone plc and Annandale Design UK Limited

Contracts	the contracts or arrangements of GBL set out in Part A and Part B of Schedule 9 together with such of the Optional Transfers as the Buyer requests to have novated to it pursuant to Clause 10.7

Copy Records	a copy of or relevant extracts from the books, records, documents and other information maintained by or on behalf of any Sellers Group Company (excluding the Records and any records relating to Tax) and which are in any Sellers Group Company's possession, custody or control, which relate primarily to the business or operations of the Sellers Group or any Target Company other than the Business, in each case solely to the extent they contain information which is material to the Business or any part thereof

Credit Card	a credit card issued by GBL (or by a Predecessor and transferred to GBL) to a Cardholder (and secondary cardholder as applicable) for use in connection with a Cardholder Agreement

Credit Card Account	the account which records the amount owed by each Cardholder under his or her Cardholder Agreement

Credit Card Application	any application made in writing or by telephone or internet for a Credit Card

Credit Card Credit Balance	any amount owing by GBL to a Cardholder on a Credit Card Account as at Cut-Off

Cumbernauld Securitisation	the securitisation transaction described in the Offering Circular dated 26 January, 2006 and issued by Cumbernauld Funding No.3 plc, the terms of which are set out in the Transaction Documents (as such term is defined in the Master Framework Agreement dated 1 June, 2007 between, among others, GBL, GCS and the Receivables Trustee) and the Documents (as such term is defined in the Series 2006-1 Issuer Master Framework Agreement dated 30 January, 2006 between, among others, Cumbernauld Funding No.3 PLC and HSBC Trustee (C.I.) Limited)

Cumbernauld Securitisation Master Novation and Construction Deed	the agreement in the form agreed by the Buyer and the Sellers as at the date of this Agreement (subject only to further amendments that may required by parties to such agreement other than any Buyer Group Company, any Seller Group Company or any Target Company) under which, among other things, the rights and obligations of GBL under certain documents relating to the Cumbernauld Securitisation will be transferred to and assumed by the Buyer

Cure Period	has the meaning set out in Clause 4.8(b)

Current Insurance Contracts	has the meaning set out in Clause 12.1

Customer Communication	has the meaning set out in Clause 16.2

Customer Data and Files	collectively, all data (excluding any underlying database software which is not owned by GBL or a Target Company), files and information (whether current or historic) relating exclusively to Cardholders, Credit Card Applications, Credit Card Accounts and the operation of the Business, including all (i) Credit Card Applications and other account opening information (whether pending or historical); (ii) credit reports, credit records, application scores, behaviour scores, delinquency and roll rates; (iii) monthly account statements; (iv) credit and account information and history; (v) marketing related information and documentation, including the marketing preferences of Cardholders (whether by way of opt-out or opt-in to certain forms of marketing); (vi) campaign management and code management software; and (vii) marketing related information and documentation (including solicitation and customer segmentation), in each case whether stored electronically or in hard copy and whether in aggregate form or segregated by Cardholder identity, document or record type insofar as the same are in the possession, custody or control of any Sellers Group Company as at the Completion Date

Cut-Off	the time, on the date of Completion, of commencement of the batch process by which all accounting processes for the previous 24 hours (48 hours in the case of Mondays) are updated, transactions posted and Cardholders' Accounts notated

Daily Settlement Amounts	as from Cut-Off, the amounts payable each day to each Card Association in respect of the Credit Cards (including any fraudulent use of those Credit Cards)

Data Extracts	the information from the data tapes in the CD ROM identified as Data Extracts attached to the Disclosure Letter

Data Room	the electronic data room comprising the documents and other information at ww6.irooms.net/DFS as made available to the Buyer and as included on the CD-ROM attached to the Disclosure Letter

DB	has the meaning set out in the introduction

Deal NDA	a non-disclosure agreement entered into in 2007 by DFS and a counterparty who was contemplating the acquisition of the Business

Default Claim	any claim which is brought by a Cardholder on the basis that a default charge, including any late payment charge, insufficient funds charge or over-limit charge made to a Cardholder by GBL and/or a Predecessor prior to Completion should be refunded as a result of the action taken by the OFT in respect of charges imposed by credit card companies and/or is contrary to the guidance statement OFT842 dated April 2006

DFS	has the meaning set out in the introduction

Disclosed	fairly disclosed with sufficient detail to enable a reasonable buyer with experience in the operation of a credit card and insurance intermediation business to have a reasonable understanding of the nature and scope of the matters disclosed

Disclosure Letter	the disclosure letter signed as at the date of this Agreement

Disputes	has the meaning set out in Clause 26.2

EC Treaty	the consolidated version of the Treaty establishing the European Community

Employees	the persons employed by the Target Companies in the Business at the date of this Agreement whose names and certain other details are set out in Folders 14.13.19, 14.13.20, 14.13.43 and 14.13.50 of the Data Room and who are listed in Appendix 1 to the Disclosure Letter

Encumbrance	a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, security interest of any kind or any other type of preferential arrangement (including, without limitation, a title transfer and retention arrangement) having similar effect, other than Permitted Encumbrances

Enforceability Liability

in respect of:

(a)    a Format Claim or a Goldfish Formation Claim, the amount of any outstanding receivables (including any Receivables) on the relevant Credit Card Account which is discharged as a result of the Format Claim or a Goldfish Formation Claim; and

(b)    a Combined Formation Claim, the amount of Receivables outstanding on the relevant Credit Card Account which is discharged as a result of the Combined Formation Claim less any payments made on such Credit Card Account on or after Completion

Environment	the natural and man-made environment and all or any of the following media, namely air, water and land, including air within buildings and air within other natural or man-made structures above or below ground and any living organisms or ecological systems supported by any one or more of such media

Environmental Acts	The Environmental Protection Act 1990 the Planning (Hazardous Substances) Act 1990, the Water Resources Act 1991, the Water Industry Act 1991, the Radioactive Substances Act 1993

Environmental Audits	all audits, surveys, assessments or other professional reports or investigations relating to compliance in respect of, or affecting the Properties or the business of any Group Company, together with copies of the terms and conditions of engagement to the relevant auditors or consultants and written confirmation up to a date as near as practicable to Completion Date of the existence and material details of the professional indemnity insurance of such auditors

Environmental Condition

(d)    the presence of any Regulated Substances on, in, under or adjacent to the Properties or in any Controlled Waters which are on, in, under, adjacent to, or in the vicinity of the Properties or which otherwise are liable to be affected by the emanation from the Properties of any Regulated Substance, which presence is in breach of any Environmental Law; and/or

(e)    the escape, release or migration of any Regulated Substance from the Properties, which escape, release or migration is in breach of any Environmental Law; and/or

(f)     any other breach of any Environmental Law affecting the Properties or the business of the Group or any part of such business

Environmental Law(s)	means all laws, regulations, directives, statutes, subordinate legislation, rules of common law and all judgements, orders, instructions, decisions, guidance notes (statutory or otherwise), awards, codes of practice and other lawful statements of any Competent Authority in each case in any jurisdiction, including without limitation the European Union, applicable to any Group Company and/or any part of their business applying from time to time in respect of the Environment including (without limitation) the Control of Pollution Act 1974, the Sewerage (Scotland) Act 1968, the Planning (Hazardous Substances) (Scotland) Act, 1997, the Pollution Prevention Control (Scotland) Regulations 2000, the Landfill (Scotland) Regulations 2000, the Environmental Protection Act 1990 the Radioactive Substances Act 1993, the Water Industry Act 1991, the Water Resources Act 1991, the Health and Safety at Work etc Act 1974, the Environment Act 1995, the Pollution Prevention and Control Act 1999 and the Control of Asbestos Regulations 2006

Environmental Licence(s)	means any licence(s), consent(s) or authorisation(s) required from time to time by any Environmental Law in connection with the Properties or the business of any Group Company or any part of such business

Estimated GCEI NAV	net asset value of GCEI as shown in the Estimated Completion Statements

Estimated GCS NAV	net asset value of GCS as shown in the Estimated Completion Statements

Estimated GCSL NAV	net asset value of GCSL as shown in the Estimated Completion Statements

Estimated GPI NAV	net asset value of GPI as shown in the Estimated Completion Statements

Estimated Intercompany Balance	has the meaning set out in Clause 5.3

Exchange Rate	with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid-point) for that currency into £

sterling on such date as published in the London Edition of the Financial Times or, where no such rate is published in respect of that currency for such date, at the prime rate quoted by Barclays Bank as at the close of business in London on such date

Excluded Assets	the assets of GBL to be excluded from the sale of Assets as set out in Clause 2.2

Excluded Liabilities

means the following Liabilities of GBL:

(a)    any Liability of GBL which is not an Assumed Liability or which arises in respect of an Excluded Asset;

(b)    any Liability expressly retained by any member of the Sellers Group under this Agreement or any other Transaction Document;

(c)    any Liability arising whatsoever in relation to the Spin-Off

(d)    any and all charges imposed by any Card Association in connection with the ownership of the Credit Card Accounts;

(e)    all duties and obligations of GBL under the Contracts arising prior to Cut-Off; and

(f)     any Liability arising under an Interchange Claim

Final Completion Statements	has the meaning set out in paragraph 11 of Part I of Schedule 12 (Completion Statements)

Financial Debt	any borrowings and other indebtedness by way of overdraft, acceptance credit or similar facilities, loan stocks, bonds, debentures, notes, debt or inventory financing, finance leases or sale and lease back arrangements or any other arrangements the purpose of which is to borrow money

Format Claim	a claim by a Cardholder brought within 12 months of Completion alleging that his or her Cardholder Agreement is unenforceable predominantly on the basis of any act or omission of any Predecessor or GBL Disclosed in Warranty reference 6(iii) of Schedule 1 to the Disclosure Letter

FSA	the Financial Services Authority of the United Kingdom or its successor body from time to time

FSA Rules	The FSA Handbook of Rules and Guidance in force from time to time

FSMA	Financial Services and Markets Act 2000

GBL	has the meaning set out in the introduction

GBL Business	that part of the Business which is carried on by GBL as at Completion (but excluding any shares held by GBL (other than the Shares) and any Excluded Assets or Excluded Liabilities)

GBL Business Claims	the benefit of all and any claims of GBL which are not Transferring Business Claims

GBL Cash Balance	cash balances of such amount as after taking account of the Assumed Liabilities recognised in the Final Completion Statement relating to the Assets and Assumed Liabilities leaves a net asset value of £15,800,001 in the Final Completion Statements relating to the Assets and Assumed Liabilities

GBL Owned IP	the Intellectual Property owned by GBL and used materially in the GBL Business

GCE	Goldfish Credit Enhancing, Inc. a Target Company

GCS	Goldfish Credit Servicing, Inc. a Target Company

GCSL	Goldfish Card Services Limited, a Target Company

GCSL Shares	the ordinary shares in the share capital of GCSL

General Warranty Claim	any Claim alleging a breach of a Warranty (other than a Receivables Claim or a Title Claim or, for the avoidance of doubt, any claim for indemnification under this Agreement)

Goldfish Formation Claim	a claim by a Cardholder brought within 12 months of the Completion Date alleging that his or her Cardholder Agreement is unenforceable predominantly on the basis of any act or omission of any Predecessor or GBL Disclosed in paragraph 6(i)

Goldfish Intellectual Property	the GBL Owned IP and the Target Company Business IP, including the Registered IP set out in Schedule 8

Goodwill	the goodwill associated with the Business and the right of GBL, any Target Company and any Sellers Group Company to use the trade name of "Goldfish" and all other names and marks comprised in the Goldfish Intellectual Property and the exclusive right for the Buyer to represent itself as carrying on the Business in succession to GBL or any Sellers Group Company

Governmental Authority	any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having jurisdiction or any part or subdivision thereof or any local authority, district or other subdivision thereof, including the FSA

GP	Goldfish Procurement Inc., a Target Company

Heritable Property	the heritable real property of the Business details of which are set out in Part I of Schedule 7

HMRC	Her Majesty's Revenue and Customs

increase amount	has the meaning set out in Clause 19.2(b)

Immediate Predecessors	Liverpool Victoria Banking Services Limited, MSBIL and Lloyds TSB Bank plc

Indemnified Liabilities

the following Liabilities of the Buyer (or any Target Company) (excluding any Liability in respect of or relating to Tax):

(a)    any Liability arising under a CCA Claim;

(b)    any Liability arising under a PPI Claim;

(c)    any Liability arising under a Default Claim; and

(d)    any Liability arising in respect of any charge back with respect to a Credit Card transaction occurring prior to Cut-Off

Indemnified Party	has the meaning set out in Clause 14.1

Indemnifying Party	has the meaning set out in Clause 14.1

Insurance Contracts	all contracts between GBL or any other Seller Group Company and an insurance company relating to the Business and the Property other than those contracts in respect of the insurance mediation business

Integration Committee	has the meaning set out in paragraph 8 of Schedule 3

Intellectual Property	any trade marks, trade names, service marks, logos, get-up, patents, inventions, design rights, copyrights, rights of extraction relating to databases, proprietary models, rights in computer software, domain names, semi-conductor topography rights, utility models, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration and all rights or forms of protection having equivalent or similar effect anywhere in the world

Interbank Card Association Number or ICA	the numbers issued by MasterCard to GBL and which GBL currently uses in connection with the GBL Business as set out in Schedule 10, Part II

Interchange	the interchange fees, net of reverse interchange fees, payable to GBL or MSBIL in respect of the Credit Card Accounts in its capacity as issuer of the Credit Cards, including any foreign exchange fees derived from Cardholder foreign exchange transactions

Interchange Claim	any claim (including for fines, penalties or Liabilities to third parties) brought in respect of or in connection with Interchange prior to Cut-Off

Interest Rate	a per annum rate of interest equal to sterling six month LIBOR

KPI Data	the spreadsheet prepared at 31 December 2007 containing monthly key performance indicator data in respect of the Credit Card Accounts as disclosed in folder 02.02.03 of the Data Room

Leasehold Commercial Property	the leasehold real property of the Business comprising the Property Leases details of which are set out in Part II, Section A of Schedule 7

Leasehold Residential Property	the leasehold real property of the Business comprising of the Residential Leases details of which are set out in Part II, Section B of Schedule 7

Liabilities	any and all claims, actions, losses, liabilities, costs, penalties, fines, expenses (including reasonable professional fees), damages, duties, obligations to third parties, expenditures, proceedings, judgments, awards, settlements or demands that are owed, imposed upon or otherwise incurred, suffered or sustained by the relevant party

Loan Loss Provision	the allowance for loan losses on the Owned Receivables

Long Stop Date	30 April 2008

Loyalty Programmes	the loyalty schemes offered by GBL to Cardholders in connection with the Credit Cards as Disclosed

LV Agreement	the Liverpool Victoria Credit Card Intermediary Services Agreement (dated 12 May 2006) to which GBL and Liverpool Victoria Banking Services Limited are a party

LV Consent	has the meaning set out in Part I of Schedule 17

Management Accounts	(i) the unaudited annual managed profit and loss for the Business for the year ended 30 November 2005, 30 November 2006 and 30 November 2007, (ii) the unaudited quarterly managed profit and loss for the Business for the first, second, third and fourth quarters of fiscal year 2007, (iii) the draft unaudited legal entity profit and loss for November 2007, (iv) the draft unaudited legal entity profit and loss for December 2007, (v) unaudited legal entity fixed assets as at 30 November 2006 and 30 November 2007, and (vi) draft unaudited legal entity balance sheet for December 2007, each as provided in the Data Room at 02.01.01.01, 02.01.01.05, 02.01.01.06, 02.01.01.08, 02.09.01 and 02.01.01.09

Manuals	all policies, procedures and manuals owned by GCSL and used wholly and exclusively in the Business, including the policies, procedures, manuals, strategies, specifications, requirement documents and rules and scorecards in respect of application processing, fraud management and collections (insofar as the same are in the possession, custody or control of any Sellers Group Company as at the Completion Date) and relevant extracts of any other documents falling within the preceding description and any and all scorecards, principles and formulas relating to the same

MasterCard	MasterCard International Incorporated, MasterCard Europe sprl and any other MasterCard entity as appropriate

MasterCard Shares	any shares of MasterCard

Material Adverse Change

any event, circumstance or state of affairs, the occurrence of which constitutes:

(i)     a breach of Warranty prior to or at Completion; or

(ii)    a breach of any undertaking in Schedule 3 by a Seller,

that has or will have a material adverse effect on the Business taken as a whole

Modules and Documentation	the software modules and related documentation developed in connection with the servicing on Goldfish systems of customer's accrual and redemption of cashback and/or points towards cashback rewards, retail vouchers or products and services, together with all Intellectual Property in the same

Morgan Stanley Consent	has the meaning set out in Part I of Schedule 17

MSBIL	Morgan Stanley Bank International Limited

Name	the name and/or mark "Cashback Bonus", together with all Intellectual Property in the same

Non-Conforming Account

each Credit Card Account that meets one or more of the following criteria at Cut-Off:

(a)    any Credit Card Account that is the subject of a valid dispute as to the validity, enforceability or existence of the account, or the underlying Cardholder Agreement, which dispute has either been notified to the Sellers in writing or is recorded in the Sellers' records;

(b)    any Credit Card Account which is the subject of litigation, other than (X) Accounts that are in litigation solely as a result of legal collection initiated by the Sellers but which are not Charged-Off Accounts or (Y) Accounts that are in litigation pursuant to a PPI Claim, Default Claim, CCA Claim or in relation to a charge back;

(c)    any Credit Card Account for which the Cardholder (X) between 31 October 2007 and Cut-Off changes their address to an address outside of the United Kingdom (so long as the address which is changed was not outside of the United Kingdom prior to such change), or (Y) originated such Account after 31 October 2007 with an address outside of the United Kingdom and at Cut-Off continues to have an address outside of the United Kingdom, and, in each case, on which payments are overdue at Cut-Off;

(d)    any test accounts opened or maintained by GBL with respect to the Card Associations for verification and other internal purposes;

(e)    any Credit Card Account in relation to which assets have been pledged or a cash collateral deposit made as full or partial security for payment of the Receivables arising in such account, which assets or deposits are held by GBL or a Target Company and on which payments are overdue at Cut-Off;

(f)     any Credit Card Account, the Cardholder of which is a minor or a company or other body corporate, limited liability partnership, unincorporated association or a partnership;

(g)    any Credit Card Account which has been originated by fraud or fraudulent action, in each case on or before the Cut-Off; or

(h)    any Credit Card Account in respect of Securitised Receivables for which notification has been received by the Buyer, the Sellers and/or any Target Company after the Business Day immediately prior to Completion that the Cardholder has died or been declared bankrupt prior to Completion

Note Trustee	HSBC (C.I.) Limited in its capacity as Note Trustee under the Cumbernauld Securitisation

Novation Agreement	each novation agreement in the agreed form, including with any modification, amendment or variation as may be agreed by the parties

OFT	the United Kingdom Office of Fair Trading

Optional Transfers	the arrangements of GBL with (i) Stellar UK LLC, relating to the provision of telemarketing services; (ii) Stonebridge International Insurance Limited (t/a Aegon), relating to the provision of personal accident insurance; and (iii) LifeSearch Limited, relating to the provision of life insurance

Order	has the meaning set out in Clause 19.1(a)

Owned Accelerated Accounts Value	the aggregate value of the Receivables on the Owned Credit Card Accounts that are also within the definition of Total Accelerated Accounts

Owned Credit Card Accounts	Credit Card Accounts for which there are no Securitised Receivables

Owned Receivables	amount equal to the total Receivables plus credit balances on Credit Card Accounts plus unbilled interest accrual less billed interest accrual less Securitised Receivables

parties	together, DFS, GBL, DB, SRC and the Buyer, each being a "party"

Permitted Encumbrances

any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or any other type of preferential arrangement (including, without limitation, a title transfer and retention arrangement) having similar effect:

(a)    (other than with respect to Shares) (X) arising by operation of law (including for taxation and other governmental charges) or (Y) in the ordinary course of the Business but only if that encumbrance, security interest or preferential arrangement has been granted for or exists in relation to an amount or value less than £50,000;

(b)    (other than with respect to Shares) arising from any Transaction Document (as such term is defined in the

Master Framework Agreement dated 1 June, 2007 between, among others, GBL, GCS and the Receivables Trustee), any Document (as such term is defined in the Series 2006-1 Issuer Master Framework Agreement dated 30 January, 2006 between, among others, Cumbernauld Funding No.3 PLC and HSBC Trustee (C.I.) Limited) or any Transaction Document (as such term is defined in the Multi-Class Discount Note Issuance Facility dated 15 June, 2007 between, among others, GCS and The Royal Bank of Scotland);

(c)    (other than with respect to Shares) arising from Clause 2.4 of the ATA Agreement;

(d)    (other than with respect to Shares) arising from the LV Agreement; or

(e)    in the case of restrictions, third party rights or interests, which do not attach to and/or affect the legal or beneficial title to the Shares or Assets

Permitted Claim	has the meaning set out in Clause 12.7

Planning Acts	means sections 38 and 278 of the Highways Act 1980, section 33 of the Local Government (Miscellaneous Provisions) Act 1982, section 106 of the Town and Country Planning Act 1990 and section 104 of the Water Industry Act 1991

Points Award Methodology	the methodology used to determine the amount relating to the points component of the accrued rewards provision as set out in document 02.08.01 the Data Room

PPI Cap	the amount equal to the product of (i) the aggregate PPI Claims made in writing to the Buyer during the period commencing on the Completion Date and ending on the third anniversary of the Completion Date, multiplied by (ii) ten percent (10%)

PPI Claim	any claim by a Cardholder on the basis that payment protection insurance was mis-sold to the Cardholder in the period prior to Completion or was sold in breach of any relevant regulatory requirements

PPI Proportion	for each PPI Claim is the amount equal to the product of (i) the total Liability incurred by the Buyer in connection with such Claim multiplied by (ii) the quotient of (X) the total amount of premiums received by GBL and/or a Predecessor from the Cardholder related to such PPI Claim divided by (Y) the total amount of premiums received by GBL, any Predecessor and the Buyer Group from the Cardholder related to such PPI Claim

Pre-Completion Insurance Claim	has the meaning set out in Clause 12.2

Predecessors	Liverpool Victoria Banking Services Limited, MSBIL and Lloyds TSB Bank plc and their respective predecessors in interest

Private Conduit Transaction	the secured financing transaction entered into by, among others, GCS, the Buyer, JP Morgan Chase Bank, N.A. and The Royal Bank of Scotland, the terms of which are set out in the Transaction Documents (as such term is defined in the Multi-Class Discount Note Issuance Facility dated 15 June, 2007 between, among others, GCS and The Royal Bank of Scotland)

Proceedings	has the meaning set out in Clause 26.2

Processor	any party processing or handling data under the terms of a contract which is included in the Data Room

Pro Forma Completion Statements	has the meaning set out in paragraph 1 of Part I of Schedule 12 (Completion Statements)

Properties	The Heritable Property and the Leasehold Commercial Property

Property Leases	the real property commercial leases of the Business details of which are set out in Part II of Schedule 7

Prospects Database	has the meaning set out in Part I of Schedule 17

Provisional GBL Cash Balance	cash balances of such amount as after taking account of the Assumed Liabilities recognised in the Estimated Completion Statement relating to the Assets and Assumed Liabilities leaves a net asset value of £15,800,001 in the Estimated Completion Statements relating to the Assets and Assumed Liabilities

Purchase Price	the aggregate of the Asset Consideration and the Share Consideration

Receivables	any and all amounts owing by a Cardholder under a Cardholder Agreement and debited to the relevant Credit Card Account prior to or as at Cut-Off, including the principal amounts owing for the acquisition of goods and services, interest, cash advances, balance transfers, late charges and any and all other fees, expenses or charges of every nature, kind and description whatsoever, and all amounts accrued with respect to any of the foregoing prior to or as at Cut-Off but excluding any Charged-Off Receivables

Receivables Claim	a Claim in respect of the Warranties in paragraphs 6.5 and 6.8 of Schedule 4

Receivables Condition	has the meaning set out in Clause 4.1(b)

Receivables Indemnity	has the meaning set out in Clause 9.14

Receivables Testing Time	the time, on the Business Day prior to the date of Completion, when the batch process by which all accounting processes for the previous 24 hours (48 hours in the case of Mondays) are updated, transactions posted and the Cardholders Accounts notated

Receivables Trustee	Cumbernauld Receivables Dedicated Investment Trustee Limited

recipient	has the meaning set out in Clause 19.2(a)

Records	the books, records, documents and other information maintained by or on behalf of any Sellers Group Company (excluding any records relating to Tax) and which are in any Sellers Group Company's possession, custody or control, relating to (i) the Assets, (ii) the Employees, (iii) customers of the Business (including Cardholders), and (iv) Credit Card Accounts and, in any event, including the Manuals, Customer Data and Files and Cardholder List, in each case to the extent used materially for the purposes of the Business or any part thereof, but excluding any right, title and interest any Processor has by virtue of the services provided by such Processor

Registered IP	the registered Intellectual Property set out in Schedule 8

Regulated Substance	any substance (including, for the avoidance of doubt, asbestos), material, liquid or other matter of whatsoever nature (including electricity and all forms of radiation) which is prescribed, controlled or in any way regulated by any Environmental Law or which is hazardous or potentially hazardous to the health of human beings or detrimental or potentially detrimental to the Environment or to the soundness of repair and/or condition of buildings

Relevant Conduct	any breach by GCS of any Transaction Document (as such term is defined in the Master Framework Agreement) arising as a consequence of the creation of Permitted Encumbrances over the assets of GCS pursuant to the Security Trust Deed (as such term is defined in the Multi-Class Discount Note Issuance Facility dated 15 June, 2007 between, among others, GCS and The Royal Bank of Scotland)

Rent Deposit Deeds	has the meaning set out in Part I of Schedule 17

Rent Deposit Monies	the monies held by the landlord under the Rent Deposit Deeds

repayment amount	has the meaning set out in Clause 19.2(c)

Residential Leases	the real property residential leases of the Business, details of which are set out in Part II, Section B of Schedule 7

Restricted Information	has the meaning set out in Clause 16.1(b)(x)

Restructuring Completion	implementation of each of the steps set out in Schedule 6

Securitisation Agreements	the Cumbernauld Securitisation Master Novation and Construction Deed and the Conduit Transaction Master Novation and Construction Agreement

Securitisation Consent	the notice that, under the terms of each Securitisation Agreement confirms satisfaction of conditions precedent in accordance with the terms of the Securitisation Agreements and that is required to be delivered to the Buyer, DFS and/or GBL following such satisfaction

Securitised Assets	(i) the Securitised Receivables; and (ii) the other assets, to the extent the right, title and interest to which have been sold and assigned by GBL to GCS or are subject to a trust in favour of GCS pursuant to the provisions of the Goldfish Receivables Securitisation Deed date 1 June 2007 between GBL and GCS and that, but for such sale and assignment or trust, would fall within the definition of "Assets" in Clause 2.1(a)

Securitised Receivables	any Receivables to the extent the right, title and interest to which have been sold and assigned to GCS or are subject to a trust in favour of GCS, in each case pursuant to the provisions of the Goldfish Receivables Securitisation Deed date 1 June 2007 between GBL and GCS

Sellers	DFS, GBL, DB and SRC (each a “Seller”)

Sellers' Account	the bank account of the Sellers as notified to the Buyer in writing not less than 2 Business Days prior to Completion

Sellers' Accounting Principles	the accounting principles, policies, treatments, practices and categorisations used by the Sellers in the preparation of the November 2007 Management Accounts

Sellers Group	DFS, any holding company and subsidiary undertakings of DFS and the subsidiary undertakings of any such holding company, from time to time but excluding any Target Company and a “Sellers Group Company” means any one of them

Sellers' Solicitors	Sidley Austin LLP, Woolgate Exchange, 25 Basinghall Street, London, UK EC2V 5HA

Severance Policy	the DFS Change in Control Severance Policy set out in sub-folder 14.11.01 of the Data Room

Share Consideration	£19,200,003 being the aggregate of the amounts shown in Schedule 2

Share Incentive Plan	the HMRC approved Goldfish Bank Share Incentive Plan as operated by DFS

Share Scheme	any employees' share scheme or share incentive arrangement operated by the Sellers or any member of the Sellers' Group or any member of the Morgan Stanley Group, in which an Employee is a participant, including but not limited to the Morgan Stanley Employees' Equity Accumulation Plan, the Morgan Stanley Equity Incentive Compensation Plan, the Morgan Stanley Tax Deferred Equity Participation Plan, the Morgan Stanley Employee Stock Purchase Plan, the Morgan Stanley UK Group Profit Sharing Plan, the Share Incentive Plan and the Discover Financial Services Omnibus Incentive Plan

Shares	the shares of the Target Companies set out in Part II of Schedule 2

Specific Accounting Treatments	the specific accounting treatments, policies, treatments, practices and categorisations set out in paragraphs 5, 6, 7, 8 and 9 of Part 2 of Schedule 12

Spin-Off	the demerger of DFS from the Morgan Stanley Group and any and all, actions taken or omissions in connection with or in relation to that demerger including any rights, options and/or interests that Morgan Stanley and/or any third party may have in relation to DFS or any of its subsidiaries (including the exercise of any rights under the ATA Agreement).

SRC	has the meaning set out in the introduction

Standard Documents	means the Cardholder Agreements used by GBL and MSBIL for the Credit Card Accounts and disclosed in folder 07.01 of the Data Room

Substituted Buyer	has the meaning set out in Clause 5.2

Surviving Clauses	Clauses 1, 18, 20, 21, 22, 23, 24, 25.1, 25.2, 25.3, 25.4, 25.6, 25.8, 25.9, 25.10 and 26

Systems	has the meaning set out in Paragraph 20.1 of Schedule 4

Target Companies	the companies identified in Schedule 11 (each a "Target Company")

Target Company Business IP	the Target Company Owned IP and all other registered and unregistered Intellectual Property used in relation to the Business (to the extent carried on by the Target Companies)

Target Company Contracts	the contracts to which a Target Company is a party and which include a change of control provision applicable to the sale and purchase of the Shares identified in Part C of Schedule 9

Target Company Guarantee	the guarantees, indemnities, counter indemnities, securities and letters of comfort of any nature whatsoever given to a third party by a Sellers Group Company in respect of any obligation of a Target Company

Target Company Owned IP	all Intellectual Property owned by the Target Companies

Target GCEI NAV	£59,200,000

Target GCS NAV	£40,500,000

Target GCSL NAV	£13,400,000

Target GPI NAV	£100,000

Tax	(a) taxes on income, profits and gains, and (b) all other taxes, levies, duties, imposts, charges and withholdings in the nature of Tax, including any excise, property, value added, sales, transfer, franchise and payroll taxes and any national insurance or social security contributions, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them

Tax Authority	any taxing or other authority which is competent to impose any Tax liability or assess, collect or administer any Tax

Tax Assets	the benefit of any Tax assets or Reliefs (as defined in Schedule 13 provided that, for the purposes of this definition, all references to Target Companies in the definition of Tax Liability will be replaced with references to GBL) in respect of any Tax of the GBL Business in respect of any period ending on or before the Completion Date

Tax Claim	any Claim under the Tax Covenant or in respect of a Tax Warranty or any other Warranty so far as it relates to Tax

Tax Covenant	the covenant in respect of Taxes at Schedule 13 of this Agreement

Tax Return	any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules or computations), including any information return, claim for refund, amended return or declaration of estimated Tax

Tax Warranty	the Warranties provided in paragraph 10 of Schedule 4

Taxes Act	Income and Corporation Taxes Act 1988

TCGA	Taxation of Chargeable Gains Act 1992

Termination Date	has the meaning set out in Clause 10.5

third party claim	has the meaning set out in Clause 14.1

Third Party Consent	has the meaning set out in Clause 10.3

Threshold Contract	has the meaning set out in paragraph 11.8(A) of Schedule 4

Title Claim	any Claim alleging a breach of the Warranties in paragraphs 2.1. 2.2, 3.2, 4.1, 4.2 and 5.1 of Schedule 4

Total Accelerated Accounts	Credit Card Accounts for which notification has been received by the Sellers and/or the Target Companies that the Cardholder has died or been declared bankrupt but which have not been charged off as at the Business Day immediately prior to Completion

Transfer Confirmations	confirmation by each of the Card Associations that each, respectively, has all of the information needed to transfer the BINs and ICAs from GBL to the Buyer without objection

Transaction Documents	this Agreement, the Transitional Services Agreement, the Securitisation Agreements, the Novation Agreements and the Disclosure Letter

Transferring Business Claims	the benefit of all and any claims of GBL arising under the Cardholder Agreements whether arising prior to or after Completion

Transitional Services Agreement	the agreement in the agreed form under which DFS undertakes to provide certain services to the Buyer

Unconditional Date	the first Business Day on or by which all Conditions are fulfilled or, to the extent possible, waived

Unenforceable Cardholder Agreement	a Cardholder Agreement which is unenforceable (or which is enforceable only on the order of the court under section 127(1) CCA) by the Buyer against the Cardholder. A Cardholder

Agreement shall not be unenforceable for these purposes to the extent that its enforceability may be limited by bankruptcy, insolvency, moratorium or other laws or regulations that affect the enforcement of creditors' rights Combined (excluding the CCA and any regulations made under it and the Unfair Terms in Consumer Contracts Regulations 1999)

U.S. Target Companies	collectively, GP, GCS and GCE (each a “U.S. Target Company”).

VAT	value added tax or any other sales or turnover tax of any relevant jurisdiction

VATA	Value Added Tax Act 1994

Visa	Visa International Services Association, Visa Europe Limited and any other Visa entity, as appropriate

Visa Shares	any shares of Visa

Warranties	has the meaning set out in Clause 7.1

Warranty Claim	any Claim alleging a breach of a Warranty

SCHEDULE 1

Part II: Interpretation

In this Agreement, unless otherwise specified:

(a)	references to Clauses, paragraphs and schedules are to Clauses and paragraphs of and schedules to this Agreement;

(b)	each of the Schedules forms part of this Agreement and references to this Agreement include a reference to each of the Schedules;

(c)	a reference to an agreement or other document is a reference to that agreement or document as supplemented or amended from time to time;

(d)	a reference to a date which is not a Business Day is to be construed as a reference to the next succeeding Business Day;

(e)	headings are for convenience only and do not affect this Agreement's interpretation;

(f)	a reference to any statute or statutory provision is to be construed as a reference to the same as it may have been, or may from time to time be, consolidated amended, modified or re-enacted;

(g)	references to a “company” are to be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established, and references to a “person” include any individual, firm, company, unincorporated association, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

(h)	the terms “subsidiary”, “subsidiary undertaking”, “holding company”, “financial year”, “director” and “shadow director” have the meanings respectively attributed to them by the Act at the date of this Agreement;

(i)	the words “include” and “including” are to be construed without limitation, and the rule known as the ejusdem generis rule will not apply and, accordingly, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(k)	a person will be treated as being connected with another if that person is connected with another within the meaning of Section 839 Taxes Act;

(l)	a document expressed to be “in the agreed form” means a document, the terms, conditions and form of which have been agreed by the parties and a copy of which has been identified as such and initialled by or on behalf of each of them;

(m)	references to the Sellers or any Seller shall be construed to include each of the Sellers or any Seller (as the case may be) and in the case of DFS shall include in whichever capacity it may be acting; and

(o)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing will in respect of any jurisdiction other than England be treated as including what most nearly approximates in that jurisdiction to the English legal term save in respect of any Scottish legal term which will be construed in accordance with Scots law.

SCHEDULE 2

Share Consideration

Seller	Target Company	Number of Shares and class of Shares	Share Consideration
1. DFS	Goldfish Credit Servicing Inc.	1,000	£1

2. GBL	GCSL	2	£1

3. DB	Goldfish Procurement Inc.	1,000	£1

4. SRC	Goldfish Credit Enhancing Inc.	3,000	£19,200,000

Total Share Consideration			£19,200,003

SCHEDULE 3

Actions Pending Completion

During the period commencing on the date of this Agreement and ending at Completion, the parties shall comply with their respective obligations set out in this Schedule 3.

1.	Ordinary Course

1.1.	Unless (a) otherwise stated in this Agreement (including this Schedule 3), or necessary for the performance by the Sellers of their obligations under this Agreement (including, for the avoidance of doubt, to prepare for Completion and the transfer of the Shares and Assets) or (b) with the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed), the Sellers and the Target Companies shall carry on the Business (to the extent each conducts the Business as of the date hereof) substantially in the manner in which it is carried on immediately prior to the date of this Agreement; this shall include but not be limited to continued monitoring of employee performance.

1.2.	Notwithstanding anything to the contrary, nothing in this Schedule 3 shall (a) in any way restrict the Sellers or any Target Company from selling Charged-Off Accounts or Non-Conforming Accounts or (b) require the Sellers or any Target Company to take any action that would be in breach of Applicable Law or contractual obligations to third parties or other third party rights, including intellectual property rights.

1.3.	For the purposes of this Schedule 3, any request or consent required to be in writing shall be satisfied by a request or consent provided by email or in agreed minutes from meetings of the Integration Committee.

1.4.	The Sellers shall, and shall procure that the Target Companies, use reasonable endeavours to (a) retain membership of MasterCard and Visa and (b) maintain all BINs and ICAs used in the Business.

1.5.	The Sellers shall not, and shall procure that no Target Company, make any material change to the Manuals or Charge-Off Policies.

1.6.	The Sellers shall (unless they receive prior written consent from the Buyer):

1.6.1.	not and shall procure that each of the Target Companies not grant any new licences over, or dispose of, the Goldfish Intellectual Property;

1.6.2.	not terminate, amend or vary any Contract or contract to which any Target Company is a party which individually, or together with any other related contracts, generates or requires payment in excess of £50,000 per annum; provided, however, that this paragraph 1.6.2. shall not apply to the termination of the Black Horse Credit Card Intermediary Services Agreement dated 28 September 2005 between GBL and Black Horse Limited;

1.6.3.	ensure that GBL does not enter into a new contract predominantly relating to the GBL Business or that any Target Company does not enter into a new contract which individually, or together with any other related contracts, generates or requires payment in excess of £50,000 per annum;

1.6.4.	not: (i) acquire any asset or assets involving expenditure or consideration in excess of £50,000 per asset; or (ii) acquire any asset or assets or capitalise expenditure in respect of intangible assets in excess of £250,000 on an aggregated basis; provided, however, that this paragraph 1.6.4. will not restrict reasonable expenditure in relation to [the removal of the current communications currently located on Morgan Stanley premises inon the second floor of Hertsmere House (as more particularly described in 10.02.02.24 of the Data Room) and the creation of a replacement communications room on the fourth floor of Hertsmere House] (as more particularly described in 10.02.05.01 of the Data Room), provided that the expenditure incurred is no greater than is reasonably necessary to ensure that such replacement room meets the minimum operational and security requirements of the Business for the period in which it is envisaged by the Buyer that such replacement room will be in use under the migration plan and is in an amount less than £2 million or as otherwise authorised by the Integration Committee.

1.6.5.	not sell or dispose of, or grant or terminate any rights in respect of, the Assets or any Target Company assets (other than the Properties), except in the ordinary course of business and on arms' length terms;

1.6.6.	not sell or dispose of, or grant or terminate any rights in respect of, the Properties;

1.6.7.	create or allow to come into being any Encumbrance on or over any part of the Assets or any Target Company assets;

1.6.8.	not cancel, vary or amend the standard terms of any of the Cardholder Agreements (provided that the Sellers may, on a case-by-case basis and in the ordinary course of business consistent with the Sellers' current practices, policies and procedures, including in response to complaints, modify interest rates, fees and other similar terms, waive late fees or other similar fees or charges, change credit limits on Credit Card Accounts, close Credit Card Accounts and cancel or suspend the right to use a Credit Card);

1.6.9.	not commence any litigation in connection with the Business where such litigation relates wholly and exclusively to the Business or that litigation would be reasonably likely to have a material adverse effect on the Business, other than for the collection of book debts in the ordinary course or to defend any CCA Claims, Default Claims or other ordinary course litigation. Except in relation to litigation that would be reasonably likely to have a material adverse effect on the Business, the Sellers shall be entitled to commence litigation in connection with the Business prior to obtaining the written consent of the Buyer if, in the circumstances of the case, it has not been reasonably practicable for the Sellers to obtain the prior written consent of the Buyer, provided that the Sellers engage in prior consultation with the Buyer in relation to such litigation;

1.6.10.	use reasonable endeavours to obtain or maintain all licences, consents and authorisations which are necessary to carry on the Business;

1.6.11.	ensure that insurance cover in respect of the Business will be maintained at all times on materially the same basis subsisting on the date hereof; and

1.6.12.	ensure that the creditors of the Business shall be paid within their usual terms of payment.

1.7.	The Sellers will provide written instruction to each other potential buyer of the Business to destroy any and all confidential information received by such potential buyer in connection with the Business (including in relation to any Target Company or the Properties).

2.	Reporting

2.1.	The Sellers shall, and shall procure that the Target Companies, use reasonable endeavours to:

2.1.1.	continue to prepare the information and reports in the form set out in the documents in the Data Room at 02-02-03 (Aggregate Monthly Statistics), 06-05-05 (Marketing Scorecard) and 08-01 (Risk Pack) with the same frequency and on the same relative dates as such information and reports were prepared prior to the date of this Agreement and will provide such information and reports by email to Paul Eastwood at paul.eastwood_reports@barclaycard.co.uk (or such other person and email address as the Buyer may notify to the Sellers) within two Business Days of each being finalised;

2.1.2.	provide the Buyer with an anonymous and aggregated monthly report in respect of employment-related claims, attrition and recruitment for each Target Company by email to Paul Eastwood at paul.eastwood_reports@barclaycard.co.uk (or such other person and email address as the Buyer may notify to the Sellers) within ten Business Days of the last day of each calendar month;

2.1.3.	provide a report in the form set out in Annex A to this Schedule 3 by email to Paul Eastwood at paul.eastwood_reports @barclaycard.co.uk (or such other person and email address as the Buyer may notify to the Sellers) on each Business Day relating to the prior Business Day;

2.1.4.	provide the Buyer with a copy of the monthly credit bureau data in the form as such data was previously provided to the Buyer by the Sellers to Paul Eastwood at paul.eastwood_reports@barclaycard.co.uk (or such other person and email address as the Buyer may notify to the Sellers) within three Business Days of the Business Day on which such data is provided to the Sellers (or applicable Target Company) by the relevant data provider;

2.1.5.	make available within 7 Business Days of month end a copy of the Target Companies’ managed monthly profit and loss, legal entity monthly profit and loss and legal entity monthly balance sheet for the preceding month; and

2.1.6.	promptly inform the Buyer of the occurrence of any events or circumstances that, individually or together, may reasonably be expected to have a material adverse effect on the Business, excluding any events or circumstances affecting the industry as a whole.

3.	Human Resources

3.1.	To the extent that the Buyer provides reasonable written instruction to the Sellers and the Target Companies on communicating with employees of the Target Companies regarding the Buyer and the Buyer's plans for the Business post-Completion, the Sellers will use reasonable endeavours to have senior managers employed by a Target Company respond to Target Company employee queries regarding the Buyer and the Buyer's plans for the Business post-Completion materially in accordance such written instruction.

3.2.	The Sellers shall procure that the Target Companies:

3.2.1.	shall not, without the Buyer’s prior written consent (such consent not to be unreasonably withheld or delayed) hire any person for a position more senior than manager level other than:

3.2.1.1.	to replace an employee who has left the Business; and

3.2.1.2.	on terms and conditions which are not materially more favourable than the terms and conditions of the employee who is being replaced;

3.2.2.	do not transfer any person employed by any Sellers Group Company to the employ of a Target Company;

3.2.3.	shall not, without the Buyer’s prior written consent (such consent not to be unreasonably withheld or delayed) transfer any person employed by a Target Company in a position of or more senior than manager level to the employ of a Sellers Group Company; provided, however, that the Sellers shall not be required to obtain the Buyer’s prior written consent to the extent that a transfer of an employee on a DFS contract was agreed in writing with the Buyer prior to the date of this Agreement;

3.2.4.	do not (a) introduce new, or materially amend existing, employment terms and conditions or benefits (including offering any employee participation in a final salary pension scheme or the grant of new share awards or options under the Share Schemes) or human resources policies or procedures or (b) materially increase or vary (or making promises to do so) remuneration, including but not limited to, bonuses (but excluding any increases in salary due to the annual pay review, details of which have been agreed with the Buyer); provided, however, that this paragraph 3.2.4 shall not apply to (i) the payment of a one-off payment equal to one week’s salary to each employee for retention purposes to be made on 31 March 2008 (immediately prior to Completion if Completion occurs on 31 March 2008), or to any additional retention payments to the extent mutually agreed in writing (Buyer consent not to be unreasonably withheld). Nothing in this paragraph 3.2.4 shall prevent the Seller from discharging its existing obligations under the Share Schemes in connection with the vesting of awards under those Share Schemes following a change in control of the Target Companies;

3.2.5.	shall not, without the Buyer’s prior written consent (such consent not to be unreasonably withheld or delayed) enter into a compromise agreement or other termination agreement with any individual in a position more senior than manager level who resigns (including any agreement to allow the relevant manager to not work his or her notice period);

3.2.6.	shall not, without the Buyer’s prior written consent (such consent not to be unreasonably withheld or delayed) implement any material organisational changes or changes to reporting lines affecting employees;

3.2.7.	provide the Buyer with copies of all employee communications not issued in the ordinary and usual course and all those relating to the transactions contemplated in this Agreement prior to such communications being issued and shall provide the Buyer with an opportunity to comment and agree on the content of such communications; and

3.2.8.	where possible under data protection laws, provide the Buyer with access to employee data to the extent required to facilitate an orderly migration.

4.	Marketing

4.1.	The Sellers shall use reasonable endeavours to procure that (i) GSCL promptly notify the Buyer of any approaches or queries relating to the Buyer or the transactions contemplated by this Agreement made to the Corporate Communications Department of GCSL by a person that is employed by the media and (ii) that the Sellers, Target Companies and GBL have written policies and procedures in place to ensure that any media approaches or queries that are received are redirected to the Corporate Communications Department of GCSL; provided, however, that for the avoidance of doubt nothing in this paragraph 4.1 requires the Sellers to advise the Buyer of any investor or investor relations enquiries.

4.2.	The Sellers shall procure that neither GBL nor any Target Company undertake any re-branding or re-carding of any Credit Card (including as a Mastercard World branded card) except:

4.2.1.	as a result of the termination of the Black Horse Credit Card Intermediary Services Agreement dated 28 September 2005 between GBL and Black Horse Limited;

4.2.2.	as undertaken when a Morgan Stanley branded Credit Card expires and is replaced by a Credit Card that is not Morgan Stanley branded; or

4.2.3.	for any re-carding undertaken to replace expired or expiring Credit Cards or to replace lost, stolen, compromised or otherwise unusable Credit Cards.

4.3.

The Seller shall procure that GBL and the Target Companies carry on the marketing activities of the Business (to the extent each conducted such activities as of the date hereof) substantially in the manner in which such activities are carried on prior to the date of this Agreement, including the issuing of statements, direct mailing of offers to new and existing customers, cross sales through all channels, operation of the loyalty scheme and retention offers. The Sellers shall also procure that no new funds are committed to further any above the line marketing activity (outdoor posters, radio, television, cinema and internet) and that no material marketing changes (including, but not limited to, new product launches, fee changes, loyalty scheme point redemption criteria and re-carding) are made. This paragraph 4.3 shall not restrict any marketing activity to the extent such activity was Disclosed in the Data Room.

4.4.	The Sellers shall, and shall procure that the Target Companies, in each case at the Sellers' costs, use reasonable efforts to assist the Buyer (as reasonably requested in writing by the Buyer) with the Buyer's preparations for printing and mailing the Customer Communication after the Completion Date. Any actual costs or expenses of printing and mailing the Customer Communication shall be for the Buyer's account.

4.5.	The Sellers shall, and shall procure that the Target Companies, use reasonable endeavours at the Sellers cost to (as reasonably requested in writing by the Buyer) change the name of the issuing bank from GBL to the Buyer's bank on marketing materials that will be used by the Business after Completion, including on statements and websites. Any incremental costs incurred by the Sellers or any Target Company (including charges to the Sellers of any Target Company from a third party service provider) in making such changes shall be borne by the Buyer on a pass through basis.

5.	Migration

5.1.	The Sellers shall, and shall procure that the Target Companies, use reasonable endeavours and co-operate in good faith with the Buyer (a) to develop and implement a migration plan (including for the migration of the Customer Data and Files and Cardholder List and the migration of the securitisation) in connection with the migration of the Business to the Buyer as from Completion and (b) to respond to Buyer's reasonable requests for information, access and assistance in a timely manner, including such assistance as set out in paragraph 5.2.

5.2.	The Sellers shall, and shall procure that the Target Companies, use reasonable endeavours and co-operate in good faith with the Buyer (as reasonably requested by the Buyer) to assist the Buyer, at the Sellers’ cost:

5.2.1.	in the development of data mapping from the existing systems of the Business to the Buyer’s general ledger for both US GAAP and UK GAAP;

5.2.2.	to prepare for the transfer of data history for financial statements relating to the Target Companies;

5.2.3.	to build data feeds from the VisionPlus system and the Target Companies’ securitisation system to the Buyer’s general ledger;

5.2.4.	to validate figures being posted to the Buyer’s SAP general ledger;

5.2.5.	to procure the reasonable assistance of Morgan Stanley in the migration of payroll and general ledger functions from Morgan Stanley to the Buyer;

5.2.6.	to prepare for the migration of general ledger and payroll systems to the Buyer (including the closing down of year-end activities, including P60 reports, prior to migration);

5.2.7.	with the joint development of the data mapping of the Customer Data and Files and Cardholder List between the Seller’s IT systems (including the data warehouse) and the Buyer’s IT systems and to extract and transform the Customer Data and Files to the Buyer as part of the migration; and

5.2.8.	in undertaking any reasonable review it may require of:

5.2.8.1.	the control environment and any outstanding audit and Sarbanes-Oxley control issues; and

5.2.8.2.	security information, including, without limitation, logical access management, data privacy, audit controls, audit trails and key management,

provided, that nothing in this paragraph 5.2.8 shall obligate any Seller or any Target Company to provide the Buyer access to the Systems or the similar Systems of any Seller Group Company.

6.	Residential Leases

6.1	Prior to Completion, the Sellers shall, in accordance with the terms of the relevant Residential Leases, execute and serve notices for the termination of the Category A Residential Leases to the relevant landlords, specifying the earliest date for termination pursuant to the minimum period for notice, and use reasonable endeavours to terminate the Category A Residential Leases.

6.2	Prior to Completion, the Sellers shall, in accordance with the terms of the Category B Residential Lease, execute and serve a notice for the termination of the Category B Residential Lease to the relevant landlord, specifying a termination date of no later than 6 August 2008.

7.	Call Centre Agreements

7.1.	The Sellers undertake as soon as reasonably practicable following the date of this Agreement to ask HBG Construction Scotland Limited to provide copies of the executed and completed contractual appointments entered into between HBG Construction Scotland Limited and each of Cooper Cromar, Woolgar Hunter Limited, Wallace Whittle Limited and Christopher Palmer Associates in respect of the design and construction of the call centre on the Heritable Property and to use their reasonable endeavours to obtain the same and the Sellers shall deliver any such copy contractual appointments received by them to the Buyer within 5 days of receipt of the same.

8.	Integration Committee

8.1.	The parties shall set up an integration committee comprising persons of suitable standing from the Buyer and the Sellers to meet on a weekly basis to consider issues arising in relation to the proposed integration of the Business with the business of the Buyer in accordance with this Agreement (the “Integration Committee”).

8.2.	The Integration Committee shall consider in good faith any matters brought to its attention and shall use reasonable endeavours to resolve any such matters in a timely way which is acceptable to both parties.

8.3.	The Sellers shall use reasonable endeavours to afford to the Buyer and any representative of the Buyer reasonable access during normal business hours to the Employees and all such records and to all such information and documents in relation to the Business as the Buyer may from time to time reasonably request (including for the purposes set out in paragraph 5.2 above).

ANNEX A

SCHEDULE 4

Warranties

1.	Incorporation and existence

1.1	GBL is

(a)	a company limited by shares duly incorporated and validly existing under the laws of England and Wales;

(b)	licensed to carry on a consumer credit business and an ancillary credit business under the CCA;

(c)	duly authorised by the FSA to carry on all regulated activities (as defined in FSMA) applicable to the GBL Business;

(d)	a wholly owned indirect subsidiary of DFS; and

(e)	a member of the Card Associations.

1.2	GCS, GCE and GP are all corporations duly incorporated, validly existing and in good standing under the laws of the state of Delaware in the United States of America.

1.3	GCSL is

(a)	a company limited by shares duly incorporated and validly existing under the laws of England and Wales;

(b)	licensed to carry on a consumer credit business and an ancillary credit business under the CCA; and

(c)	the appointed representative (as such term is defined by section 39(2) of the FSMA) of GBL for purposes of carrying out insurance mediation activities.

2.	Ownership

2.1	Each of the Sellers has and will at Completion have the right to sell and transfer full legal and beneficial title and ownership to the Shares in the corresponding Target Companies set out in Schedule 2 and the Shares set out in Schedule 2 constitute the entire issued and allotted share capital of the relevant Target Companies and are fully paid up.

2.2	GBL has and will at Completion have the right to sell and transfer full legal and beneficial title and ownership to and of the Assets free from all Encumbrances.

3.	Capacity of the Sellers

3.1	Each of GBL and the Target Companies has the requisite power and authority to conduct the Business (so far as it is conducted by each of them) as currently conducted and each of the Sellers has the requisite power and authority to enter into and perform the terms of this Agreement and any other Transaction Document to which it is a party.

3.2	This Agreement constitutes binding obligations of each of the Sellers.

3.3	The execution and delivery of, and the performance by the Sellers of their obligations under, this Agreement will not:

(A)	result in a breach of any provision of the memorandum or articles of association, by-laws or equivalent constitutional document of any of the Sellers;

(B)	result in a material breach of, or constitute a material default under, any instrument to which any of the Sellers are a party or by which any of the Sellers are bound;

(C)	so far as DFS is aware, result in a violation or breach by the Sellers of any Applicable Law or in a breach by the Sellers of any order, judgment or decree of any court or governmental agency to which any of the Sellers are a party or by which any of the Sellers are bound; or

(D)	require any consent of their shareholders which has not already been obtained.

4.	Group structure

4.1	There is no agreement or commitment outstanding which calls for the allotment, issue or transfer of, or accords to any person the right to call for the allotment or issue of, any shares (including the Shares) or debentures in or other securities of the Target Companies.

4.2	None of the Target Companies owns or has any interest of any nature in any shares, debentures or other securities issued by any undertaking.

4.3	GBL and the Target Companies have at no time carried on any business other than the Business.

5.	Encumbrances

5.1	There is no option, right to acquire or Encumbrance on, over or affecting the Shares or the Assets or any of them and there is no agreement or commitment by the Sellers to give or create any such option, right to acquire or Encumbrance.

5.2	So far as DFS is aware as at the date of this Agreement, no claim (in respect of the Shares) and no written claim (in respect of the Assets) has been made by any person to be entitled to any option, right to acquire or Encumbrance on, over or affecting the Shares or the Assets or any of them.

5.3	There is no option, right to acquire or Encumbrance on, over or affecting the whole or any material part of the assets of the Target Companies and there is no agreement or commitment by the Sellers to give or create any such option, right to acquire or Encumbrance.

5.4	So far as DFS is aware as at the date of this Agreement, no written claim has been made by any person to be entitled to any option, right to acquire or Encumbrance on, over or affecting the whole or any material part of the assets of the Target Companies.

6.	Cardholder Agreements and Receivables

6.1	The Credit Card Accounts and Receivables originated by GBL and MSBIL have been originated materially in accordance with the relevant Manuals (other than those Manuals relating to charge-offs and re-aging) as applicable, at the time of origination.

6.2	GBL is (and for the 12 month period immediately preceding the date of this Agreement has been) in material compliance with its charge off policies and re-aging policies in force from time to time with respect to all amounts due under the Cardholder Agreements based on the information available to GBL at the relevant time.

6.3	Each Cardholder Agreement originated by GBL or MSBIL was entered into by GBL or MSBIL, as the case may be, on the terms of one of the Standard Documents. None of the material provisions of any Standard Document was at the time the relevant Cardholder Agreement was entered into by GBL or MSBIL, as the case may be, or has since been, waived, altered or modified in any material respect other than on a case-by-case basis and in the ordinary course of business consistent with GBL or MSBIL's (as the case may be) standard practices, policies and procedures as applicable at the relevant time.

6.4	Each Credit Card Account has been operated in all material respects in accordance with the applicable GBL or MSBIL credit policy guidelines (other than Charge Off Policies which for the avoidance of doubt are subject to the Warranty given in paragraph 6.2 of this Schedule 4) in the 12 month period immediately preceding the date of this Agreement.

6.5	Each Cardholder Agreement is legal, valid and binding and enforceable, or would be enforceable with a court order obtained pursuant to section 127(1) of the CCA, and each Receivable represents the legal, valid and binding payment obligation of and is enforceable, or would be enforceable with a court order obtained pursuant to section 127(1) of the CCA against, the relevant Cardholder, except:

(a)	as such enforceability may be limited by bankruptcy, insolvency, moratorium or other laws or regulations that affect the enforcement of creditors' rights generally (excluding for these purposes the CCA and any regulations made under it and the Unfair Terms in Consumer Contracts Regulations 1999); and

(b)	as such enforceability may be limited by the effect of general principles of equity.

6.6	GBL and MSBIL have complied in all material respects at all times with the terms and conditions of the Cardholder Agreements, and no default or breach by GBL or MSBIL exists under any Cardholder Agreement.

6.7	There have been no court proceedings filed and notified in writing to GBL or MSBIL during the two years preceding the date of this Agreement to the form, validity or enforceability of the Cardholder Agreements on the basis that they are not in compliance with any Applicable Law.

6.8	The terms of each Cardholder Agreement state that GBL is permitted to transfer the Cardholder Agreement and any of GBL's rights and/or responsibilities under it without further consent of the Cardholders.

6.9	GBL has not agreed to provide any additional products, enhancements, programmes, services or benefits to Cardholders other than those Disclosed or pursuant to marketing campaigns conducted in the ordinary course of business.

6.10	Each Cardholder Agreement constitutes the entire agreement between GBL and the applicable Cardholder in relation to the relevant Credit Card Account. No warranty is provided as to waivers or accommodations made on a case by case basis.

6.11	All Credit Card Accounts have been properly accounted for by GBL or MSBIL in all material respects and all payments or monies received by GBL or MSBIL with respect to the payment of any Receivable have been properly applied to the applicable Credit Card Account, materially in accordance with the provisions in the applicable Cardholder Agreement relating to the allocation of payments received from Cardholders.

6.12	Without prejudice to paragraph 6.5 of this Schedule 4, each Credit Card Account relates to the extension of credit and the advance of monies on a revolving basis which monies are payable in pounds sterling and has at all times during which GBL or MSBIL have owned the Credit Card Account been maintained and serviced in all material respects, by GBL and MSBIL and/or their respective agents in accordance with and subject to:

(a)	the applicable Cardholder Agreement;

(b)	Applicable Law; and

(c)	the applicable Association Rules.

7.	Accuracy of information

7.1	The information given in Schedule 7 and Schedule 11 is true and accurate in all material respects.

7.2	The Data Extracts, on a field by field basis, are true and accurate in all material respects except as Disclosed in document 02.02.04 in the Data Room.

7.3	Each category of data contained in the KPI Data is true and accurate in all material respects as at the date of its preparation.

7.4	The copies of the memorandum and articles of association or equivalent constitutional documents of each of the Target Companies which have been included in the Data Room are complete and accurate in all respects and fully set out the rights and restrictions attaching to each class of share capital of each of the Target Companies to which they relate.

7.5	The statutory books (including all registers but excluding the minute books and, for the avoidance of doubt, the accounting records) of the Target Companies have been properly kept and contain a record which is accurate and complete in all material respects

7.6	As at the date of this Agreement, no written notice or allegation that any of the statutory books (including all registers but excluding the minute books and, for the avoidance of doubt, the accounting records) of the Target Companies is incorrect or should be rectified has been received by the relevant Target Company.

7.7	All documents which under Applicable Law should have been delivered or filed, as applicable, by each of the Target Companies with the Registrar of Companies or Delaware Secretary of State, as applicable according to the jurisdiction of incorporation have been delivered or filed.

7.8	There are no material inaccuracies or omissions in the Cardholder List which might reasonably be expected to have a material adverse effect upon the Business.

7.9	The Customer Data and Files, taken as a whole, are true and accurate in all material respects and all material information relating to the financial terms and conditions, credit, charges, fees, payment history, customer inquiries and collection history, Credit Card Credit Balances and Cardholder marketing preferences which is available to GBL relating to the Credit Card Accounts is contained in the Customer Data and Files. No warranty is given regarding the accuracy of the information provided by the Cardholders.

7.10	The Manuals and Records are complete and complete copies of the Copy Records (excluding accounting records) have been provided or shall be provided at Completion. The Manuals, Records and Copy Records are sufficient for the operation of the Business by the Buyer following Completion (as the Business is operated immediately prior to the date of this Agreement).

8.	Financial Matters

8.1	The Audited Accounts:

(A)	were prepared in accordance with Applicable Law and accountancy practices generally accepted in the United Kingdom at the time they were audited; and

(B)	show a true and fair view of the state of affairs and the assets and liabilities of GCSL at the Accounts Date and its profits for the financial period ended on that date.

8.2	Since the Accounts Date:

(A)	there has been no material adverse change in the financial position of GCSL; and

(B)	the Business has been carried on, in all material respects, in the ordinary course.

8.3	The accounting records of each Target Company and GBL required to be kept by Applicable Law have been maintained materially in accordance with Applicable Law and relevant generally accepted accounting practices on a proper and consistent basis and comprise in all material respects accurate records of all information required by Applicable Law to be recorded by the relevant Target Company or GBL.

8.4	Other than as provided in the Final Completion Statements, no Target Company has lent any money which is due to be repaid and as at the date of Completion has not been repaid to it and no Target Company or GBL (in respect of the GBL Business) owns the benefit of any debt (whether trading or otherwise), in each case other than the Receivables or as set out in the Final Completion Statements or trade debts incurred in the ordinary course of business.

8.5	Other than as set out in the Final Completion Statements, no Target Company will have any Financial Debt at Completion.

8.6	As at the date of this Agreement, all ongoing costs, fees and expenses payable by any Target Company or the securitisation issuer to any third party in relation to the Cumbernauld Securitisation or the Private Conduit Transaction (including to any ratings agency or trustee but excluding any audit fees) have been fully Disclosed.

9.	Management Accounts

The Management Accounts have been:

(a)	prepared with due care and attention and on a consistent basis in accordance with the Sellers' Accounting Policies applicable at the time of preparation, and

(b)	are not materially misleading (including by omission) and show a fair view of the affairs, assets, liabilities and incomes and costs of the Business,

as at and for the period for which they respectively are stated, having regard in all circumstances to the purposes for which they were prepared and the parties agree that the fairness of any provisions or forward looking statements shall only be considered by reference to the information available to the Sellers at the date of preparation.

10.	Tax

10.1	All Tax Returns which should have been filed by a Target Company or any Affiliated Group of which a Target Company is currently a member or in respect of the GBL Business have been filed within the requisite period and all Taxes for Tax periods covered by such Tax Returns and all other Taxes for which a Target Company is liable have been timely paid.

10.2	Each Target Company is and has at all times been resident in its country of incorporation for tax purposes and is not and has not at any time in the last 6 years been treated as tax resident in any other jurisdiction for tax purposes. No Target Company has elected or will elect to be treated as other than a corporation for US federal, state or local income tax purposes.

10.3	No action, suit, proceeding or audit is pending, or has been threatened in writing, (i) in respect of the GBL Business or any Assets, or (ii) against or with respect to a Target Company or any Affiliated Group of which a Target Company is currently a member, in each case regarding Taxes.

10.4	GCSL has not made any claims for roll-over relief pursuant to section 152 of the Taxation of Chargeable Gains Act 1992 or in respect of any intangible fixed assets to which Schedule 29 to the Finance Act 2002 applies.

10.5	Neither GBL, in respect of the GBL Business and the Assets, nor any Target Company has waived in writing any statute of limitations in respect of Taxes, which waiver is currently in effect, so far as the DFS is aware no such waiver or extension is pending, no request for an extension of time within which to file any material Tax Return of a Target Company which has not yet been filed has been made and, so far as DFS is aware, no power of attorney with respect to any Taxes has been executed or filed with any Tax Authority by or on behalf of any Target Company.

10.6	No Tax Authority is currently operating or has agreed to operate in the future any special arrangement (being an arrangement which is not based on relevant legislation or any relevant published practice) in relation to any Target Company's affairs.

10.7	No Target Company is party to a group payment arrangement pursuant to section 36 of the Finance Act 1998 (or any similar arrangement in any relevant jurisdiction).

10.8	Each Target Company and in respect of the Assets, GBL, has maintained and obtained at all times materially complete, correct and up to date records, invoices and other documents (as the case may be) appropriate or requisite for the purposes of VAT legislation and has preserved such records, invoices and other documents in such form and for such periods as are required by VAT legislation.

10.9	The implementation of the transactions contemplated by this Agreement will not give rise to any deemed disposal by, or realisation by, any Target Company of any asset or liability for tax purposes other than in connection with an election under Section 338(h)(10) of the Code.

10.10	All documents which any Target Company or, with respect to the GBL Business, GBL may need to enforce and which are liable to stamp duty (or any corresponding Tax in any relevant jurisdiction other than the UK) have been duly stamped.

10.11	The Sellers have taken reasonable steps to ensure that all transactions between any Target Companies and any current or past member of the Sellers Group, have been and are on fully arm's length terms. There is currently no investigation outstanding by, and no current dispute with, any Tax Authority relating to non-compliance with transfer pricing rules.

10.12	There are no material liens for Taxes upon any Asset, any Shares or any asset of a Target Company (in each case, other than liens for current Taxes not yet due) and no Asset, no Share and no asset of a Target Company is subject to any security interest arising in connection with any failure (or alleged failure) to pay Tax.

10.13	All material Taxes which GBL, in respect of the GBL Business and the Assets, or any Taxes which any Target Company is required by law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Tax Authority.

10.14	No Tax Return of a Target Company or any Affiliated Group of which a Target Company is or has been a member has been subject to enquiry in the last three years by any Tax Authority, no such Tax Return is under audit or enquiry by any Tax Authority and no written notice of such an audit or enquiry has been received by a Target Company.

10.15	No Target Company is party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar contract or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other contract relating to Taxes with any Tax Authority);

10.16	No Target Company has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code or has made any payments under Section 162(c) of the Code or under the Foreign Corrupt Practices Act as described in Section 952(a) of the Code.

10.17	No Target Company has made, is obligated to make, or is a party to any agreement that could obligate it to make any payments, that would be treated as an "excess parachute payment" under Section 280G of the Code.

10.18	The Disclosure Letter sets forth (i) each jurisdiction in which a U.S. Target Company joins or has joined for any Tax period in filing any consolidated, combined or unitary Tax Return and (ii) the common parent corporation of the group filing such Tax Return.

10.19	At 30 November 2007 the liabilities of GCS for purposes of US Treasury Regulation section 1.338-4(d) were not less than the amount of liabilities shown in the Pro Forma Completion Statement (being as at 30 November 2007); provided that any liability of DFS with respect to this paragraph 10.19 shall not exceed the amount of incremental tax benefit realised by DFS as a result of a determination inconsistent with the warranty in this paragraph 10.19.

11.	Contracts and commitments

11.1	None of the Target Companies is a party (a) to any contract or arrangement which has not been included in the Data Room and which adversely effects competition or materially restricts its freedom to carry on its business in any part of the world in such manner as it may think fit or (b) to any agency, distributorship or management agreement which has not been included in the Data Room.

11.2	So far as DFS is aware, no contract to which any Target Company is a party is invalid (including on the grounds of any applicable competition laws) where such invalidity would have a material adverse effect on the Target Companies and the Business (taken as a whole).

11.3	As at the date of this Agreement, DFS is not aware of any material breach or default of, or grounds for determination, rescission, avoidance or repudiation of any material contract to which any Target Company is a party (in each case which has not already been waived).

11.4	So far as DFS is aware, there has been no material breach or default of, or invalidity or grounds for determination, rescission, avoidance or repudiation of (in each case which has not already been waived), any agreement or document relating to the Cumbernauld Securitisation or the Private Conduit Transaction to which the Target Companies or GBL are a party which would (a) prevent GBL (or, following Completion, the Buyer) being able to sell Eligible Receivables to GCS in accordance with the terms of (and as Eligible Receivables is defined in) the receivables securitisation deed dated 1 June 2007 between GCS and GBL (as amended), (b) prevent GCS being able to sell Eligible Receivables to the Receivables Trustee in accordance with the terms of (and as Eligible Receivables is defined in) the receivables securitisation deed dated 16 January 2003 between GCS and the Receivables Trustee (as amended) or (c) otherwise have a material adverse effect on the Cumbernauld Securitisation or the Private Conduit Transaction as operated by the Target Companies immediately prior to the date of this Agreement.

11.5	As at the date of this Agreement, there are no claims by GBL or any Target Company that were made under the terms of any Acquisition Agreement and that are being prosecuted.

11.6	Except for any guarantee or warranty implied by law or contained in its standard terms of business, none of the Target Companies has given any guarantee or warranty in respect of goods or services supplied or contracted to be supplied by any of them or in relation to any obligation of a Sellers Group Company.

11.7	None of the Target Companies is party to any joint venture agreement, consortium, partnership or profit (or loss) sharing agreement or arrangement which has not been included in the Data Room.

11.8	None of the Target Companies or GBL is a party to any contract which has not been included in the Data Room and which falls within any of the cases specified below:

(A)	the contract is of a value which has material consequences in terms of expenditure or revenue expectations (being in excess of £100,000 per annum)(a “Threshold Contract”) or it relates to matters not within the Business or it is otherwise than on arm's length terms;

(B)	the contract is expressed to be for a fixed term of five years or greater;

(C)	the contract is a material contract of the Business which can be terminated in the event of any change in the underlying ownership or control of the Target Companies or the GBL Business, or otherwise as a result of transactions contemplated by this Agreement or the other Transaction Documents;

(D)	the contract is not terminable on the provision of notice of three months or less and/or is a contract which would require the payment of any financial consideration or compensation in order for the notice provision to be invoked; or

(E)	is with Morgan Stanley (or an entity within the Morgan Stanley Group) or with a Sellers Group Company,

and for this purpose “contract” includes any understanding, arrangement or commitment however described.

11.9	As at the date of this Agreement and so far as DFS is aware (as set out in Clause 7.6), no counterparty to a Contract or counterparty to a Threshold Contract that is a supply or commercial contract with any Target Company or GBL (so far as it is for the GBL Business) has notified any Target Company or GBL that it will not consent to either (i) the novation of such Contract, or (ii) where applicable, any change of underlying control in respect of a Target Company. The Buyer acknowledges that no warranty is provided that the Sellers or GBL has contacted any relevant person in order to procure such consent.

11.10	So far as DFS is aware, no Target Company has done, agreed to do or omitted to do anything which could reasonably result in any grant paid by the Scottish Executive to a Target Company being required to be repaid or refunded in whole or in part.

11.11	The Sellers have not received, and are not proposing to receive, any State aid (within the meaning of Articles 87 to 89 of the EC Treaty).

12.	Powers of attorney

None of the Target Companies has given any power of attorney or other written authority which is still outstanding or effective to any person to enter into any contract or commitment on its behalf (other than to its directors, officers and employees to enter into routine contracts in the normal course of their duties).

13.	Licences

13.1	Each Target Company and GBL (in respect of the GBL Business) has obtained all licences, consents, registrations and other permissions and approvals of a Governmental Authority (together, “Approvals”) required for the carrying on of that part of the Business as now being carried on by it respectively and all Approvals are in full force and effect and, so far as DFS is aware, have been complied with in all material respects.

13.2	As at the date of this Agreement, no written notice has been received by the Target Companies or by GBL that any Approval obtained by the Target Companies or GBL, as applicable, has been, or is likely to be, revoked.

14.	Insolvency

14.1	No order has been made and no resolution has been passed for the winding up of the Target Companies or any Seller or for a provisional liquidator to be appointed in respect of any Target Company or any Seller and no petition has been presented and no meeting has been convened for the purpose of winding up any Target Company or any Seller.

14.2	So far as DFS is aware, no Target Company or Seller or director of either a Target Company or Seller has taken any step nor has any person commenced or taken any legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to such Target Companies or such Seller.

14.3	No liquidator, administrator or receiver (which expression shall include an administrative receiver) has been appointed in respect of any of the Assets, any Target Company or any Seller or all or any of their assets.

14.4	Neither the Sellers nor the Target Companies has taken any step with a view to a suspension of payments or a moratorium of any indebtedness or has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

14.5	No event analogous to those specified in paragraphs 14.1 to 14.3 of this Schedule 4 has occurred in relation to any of the Target Companies incorporated outside England and Wales.

15.	Litigation and Compliance with Law

15.1	None of the Target Companies or GBL is a claimant or defendant in or otherwise engaged in any material litigation, arbitration or other dispute resolution process (excluding the Financial Ombudsman Service), or administrative or criminal proceedings, whether as plaintiff, claimant, defendant or otherwise, other than in respect of collection actions in the ordinary course, CCA Claims, Default Claims, PPI Claims or charge-back claims.

15.2	No material litigation, arbitration or other dispute resolution process (excluding the Financial Ombudsman Service), administrative or criminal proceedings by or against any Target Company or GBL has been commenced or so far as DFS is aware, is at the date of this Agreement, threatened or expected.

15.3	As at the date of this Agreement, GBL has not received from the Office of Fair Trading an approach for consultation, interim order or enforcement order under Part 8 of the Enterprise Act 2002 in relation to the administration of any Credit Card Account.

15.4	As at the date of this Agreement, GBL has not received written notice that an approach for consultation, interim order or enforcement order under Part 8 of the Enterprise Act 2002 in relation to the administration of any Credit Card Account is threatened or pending.

15.5	Each Target Company and GBL (in respect of the GBL Business) has conducted the operations of the Business in all material respects in compliance with both Applicable Law and, during any period of membership, the Association Rules and neither the Sellers nor any Target Company nor GBL has received, during the 12 month period immediately preceding the date of this Agreement, written notice from the Office of Fair Trading, the FSA or any Card Association of any alleged violation or breach by GBL or MSBIL of such Applicable Law or Association Rules as applicable, in each case other than in respect of the unenforceability of the Cardholder Agreements under Applicable Law.

16.	Ownership of Assets and Information

16.1	All of the material assets included in the Audited Accounts and the Management Accounts (other than current assets sold, realised or applied in the normal course of trading) were at the date they were stated either owned both legally and beneficially by the relevant Target Company or GBL and each of the foregoing assets that is capable of possession is in the possession of the relevant Target Companies or GBL (save where it is in the possession of a third party in the ordinary course of business)

16.2	Where an asset referred to in paragraph 16.1 of this Schedule 4 is in the possession of a third party in the ordinary course of business, so far as DFS is aware as at the date of this Agreement, no notice has been received by any Sellers Group Company or Target Company to terminate any agreement in respect of the use or provision of such assets.

16.3	None of the Assets have been securitised other than the Securitised Assets.

16.4	The rights, properties and assets of each Target Company, the Assets, the facilities and services to which each Target Company and GBL has a contractual right, and the rights of the Buyer Group pursuant to this Agreement include all rights, properties, assets, facilities and services necessary to run the Business after Completion substantially in the manner in which it is carried on immediately prior to the date of this Agreement.

16.5	So far as DFS is aware, no person (other than any member of the Sellers Group and/or their respective directors, officers and employees) has received copies of the Customer Data and Files other than under a binding confidentiality agreement which is included in the Data Room or which will be made available to the Buyer following Completion.

16.6	Schedule 9 contains a complete list of the Contracts necessary to be novated by GBL to the Buyer for the purposes of carrying on the Business after Completion substantially in the manner in which it is carried on immediately prior to the date of this Agreement.

17.	Insurances

17.1	A summary of the insurances (including occurrence-based insurance) maintained by or covering each Target Company and Business as at the date of this Agreement, so far as such insurances are in the control of the Sellers' Group, is set out in 03.01.01 of the Data Room. The details in that summary are materially true and accurate.

17.2	The insurances referred to in Warranty 17.1 are in full force and effect and are not void or voidable and all premiums payable to date have been paid.

17.3	Other than as set out in the Pro Forma Completion Statements or Final Completion Statements, neither GBL nor any Target Company has any outstanding claim in excess of £50,000 under any insurance referred to in Warranty 17.1.

18.	Property

18.1	The Properties are all the land and buildings owned, controlled, occupied or used for the Business or in relation to which any Target Company has any interest.

18.2	GCSL is solely and absolutely entitled at law and in equity to the leasehold estate of the Leasehold Commercial Property.

18.3	The title documents necessary to prove GCSL's interest to the Leasehold Commercial Property are in GCSL's possession and control.

18.4	GCSL has good and marketable title to the Leasehold Commercial Property, which is where required registered with the Land Registry with title absolute and there is no subsisting contract for sale or other disposition affecting the Leasehold Commercial Property.

18.5	So far as DFS is aware, no security interest has been registered against the Leasehold Commercial Property.

18.6	GCSL holds the Leasehold Commercial Property and is in physical possession and actual occupation of the whole of the Leasehold Commercial Property on an exclusive basis and no one is in adverse possession of any part of the Leasehold Commercial Property.

18.7	As at the date of this Agreement, GCSL has not received any written notices in relation to any breach of Planning Acts or the Environmental Acts at the Leasehold Commercial Property from any relevant authority.

18.8	The Property Leases are subsisting and, so far as DFS is aware, there have been no breaches of the covenants contained therein, on the part of the tenant

18.9	As at the date of this Agreement, no Target Company has received written notice of breach of the terms of the Property Leases or written notice of any matter which would render the Property Leases liable to forfeiture (including any refusal to accept rent).

18.10	As at the date of this Agreement, GCSL has not received any written notice from the landlord in relation to the Rent Deposit Monies being dealt with by the landlord and, so far as DFS is aware as at the date of this Agreement, there are no circumstances which might cause such notice to be given.

18.11	So far as DFS is aware, the Leasehold Commercial Property is not subject to any matter which might materially adversely affect the relevant Target Company's ability to continue to carry on the Business, or its relevant part thereof, from the Leasehold Commercial Property during the remainder of the term of the relevant Property Lease in the manner in which it is carried on immediately prior to the date of this Agreement.

18.12	As at the date of this Agreement, no Target Company has received written notice at the Leasehold Commercial Property that there is any outstanding liability for any rent, service charge or insurance rent in respect of such Leasehold Commercial Property.

18.13	No Target Company has any actual or contingent obligation or liabilities in relation to any freehold or leasehold property other than under its existing title to the Properties.

18.14	Any deeds, documents and information supplied to or held by solicitors for the purpose of preparation of the Certificate of Title and the contents of the Certificate of Title are and remain complete and correct and are not misleading in any material respect.

18.15	As at the date of this Agreement, copies of all structural surveys, site surveys, engineers' reports and architects' reports, warranties and guarantees which have been made during GCSL's ownership or possession of the Heritable Property and are in the possession or power of GCSL and which relate to the Heritable Property or any structures, fixtures or equipment on the Heritable Property have been given to the Buyer.

18.16

So far as DFS is aware all buildings and erections on or comprising the Heritable Property and all plant and equipment thereon or therein have been erected or installed or where appropriate altered or extended in accordance with all necessary planning and building consents, licences and other authorisations required by statute and all necessary Superiors’ and other title consents, all of which permissions, authorisations, licences, and consents and other authorisations, together with relative certificates of completion, in the possession of GCSL, have been or will be delivered to the Buyer prior to or at Completion.

18.17	So far as DFS is aware neither the Heritable Property nor any part thereof have been affected by flooding, subsidence or material structural building or drainage defects.

18.18	So far as DFS is aware the Heritable Property and all service media therein and thereon and all processes carried on the Heritable Property fully comply with all relevant legislation, including, without limitation the provisions of the Health and Safety at Work etc. Act 1974, the Offices, Shops and Railway Premises Act, 1963, the Environmental Laws, the Factories Acts, the Workplace (Health, Safety and Welfare) Regulations 1992, the Control of Asbestos Regulations 2006 and all other relevant statutes, regulations or orders thereunder.

18.19	The Target Companies have not entered into or concluded missives for the acquisition or lease of any heritable property in Scotland other than the Heritable Property.

18.20	Apart from the Heritable Property no Target Company occupies any other property in Scotland.

18.21	The Target Companies have no liability of any description in respect of any heritable or freehold property previously owned, leased or occupied by a Target Company in Scotland.

19.	Intellectual Property

19.1	As at the date of this Agreement, the information contained in Schedule 8 is accurate in all material respects.

19.2	GCSL is the sole and absolute legal and beneficial owner of the Registered IP. The Registered IP is free from Encumbrances and is valid and subsisting.

19.3	The Sellers have not, as at the date of this Agreement, been notified of any challenge to or removal of the Registered IP from any of the relevant Intellectual Property registries at which the Registered IP is registered.

19.4	The Sellers have not submitted any amendment or surrender of the Registered IP to any of the relevant Intellectual Property registries at which the Registered IP is registered

19.5	So far as DFS is aware, the Intellectual Property necessary for carrying on the Business after Completion substantially in the manner in which it is carried on immediately prior to the date of this Agreement are either Assets or are owned by or validly licensed to a Target Company or will be licensed pursuant to Clause 16.6.

19.6	As at the date of this Agreement and so far as DFS is aware, in the two year period prior to the date of this Agreement none of the Target Companies or GBL has received a notice, letter or claim from any third party:

(a)	alleging that the activities of the Target Companies or GBL infringe, or have infringed, the Intellectual Property of any third party, or

(b)	disputing the right of GBL or the Target Companies to use the Registered IP.

19.7	So far as DFS is aware, no third party is infringing the Registered IP.

19.8	As at the date of this Agreement, in the two years prior to the date of this Agreement GBL has not, and no Target Company or Sellers Group Company has, disputed the right of a third party to use the Registered IP.

19.9	The Data Room contains complete copies of:

(a)	all material written contacts and arrangements of the Business with a person who is not a member of the Sellers Group under which material processing and withholding of Customer Data and Handling takes place; and

(b)	details of all material written Intellectual Property licences of the Business which are not granted by a member of the Seller's Group.

For the purposes of this Warranty, Seller Group shall include a Target Company.

19.10	As far as DFS is aware, none of GBL or the Target Companies is materially infringing the Intellectual Property of any person who is not a member of the Sellers Group where such Intellectual Property is material to the conduct of the Business or is part of the material systems owned and used by GBL or the Target Companies. For the purposes of this Warranty Sellers Group shall include the Target Companies.

20.	Information Technology and Communications

20.1	In accordance with good industry practice, the Target Companies and GBL have used their reasonable endeavours to preserve the availability, confidentiality, security and integrity of all material hardware, software, network infrastructure, computer systems, telecommunications systems and equipment which are owned by the Target Companies or GBL and which are to be transferred to or to be otherwise put in the control of the Buyer pursuant to this Agreement (the “Systems”).

20.2	All data stored on any of the Systems is in readable condition, and so far as DFS is aware, such data and the Systems contain no viruses or any code calculated to materially adversely affect the data or any software.

20.3	The Systems are adequate for carrying on the Business after Completion substantially in the manner in which it is carried on immediately prior to the date of this Agreement.

20.4	All Systems are operative in all material respects. In the twelve months prior to the date of this Agreement there has been no material mechanical or software failure in the Systems at the level Code Red. For the avoidance of doubt, this warranty does not apply to any migration of data from the First Data, Liverpool Victoria or Experian platforms, for which fault categories were not recorded.

20.5	As at the date of this Agreement and so far as DFS is aware, in the two year period prior to the date of this Agreement none of the Target Companies or GBL has received a notice, letter or claim from any third party alleging that the use by the Target Companies or GBL of the Systems infringes, or has infringed, the Intellectual Property of any third party.

20.6	All Systems are either owned by or validly leased or licensed to GBL or the Target Companies, and, so far as DFS is aware, GBL and the Target Companies are not in default of any such leases and licenses

20.7	As at the date of this Agreement, there are no material disputes or material service delivery issues existing relating to the Systems.

21.	Data protection

21.1	As at the date of this Agreement and so far as DFS is aware, in the 12 month period prior to the date of this Agreement none of the Target Companies or GBL has received a written notice (including, without limitation, any enforcement notice), letter or complaint from the Information Commissioner alleging breach by it of the Data Protection Act 1998 which has been upheld.

21.2	As at the date of this Agreement, no individual has been awarded compensation by the Information Commissioner in the 12 month period prior to the date of this Agreement or by a court of law in the 24 month period prior to the date of this Agreement from any Target Company or GBL under the Data Protection Act 1998.

21.3	As at the date of this Agreement, no order has been made by the Information Commissioner or a court of law against any Target Company or GBL for the rectification, blocking, erasure or destruction of any data under the Data Protection Act 1998.

21.4	As at the date of this Agreement, no warrant has been issued under Schedule 9 of the Data Protection Act 1998 authorising the Information Commissioner (or any of his officers or servants) to enter any of the premises of any Target Company or GBL.

22.	Employment

22.1	As at the date of this Agreement, full and accurate details of the date of commencement of employment, position, location and remuneration (including bonuses) for each Employee have been Disclosed.

22.2	None of the Target Companies, other than GCSL, or GBL has any employees and there are no other employees in the Business other than the Employees.

22.3	As at the date of this Agreement, details of workers who are not employees of GCSL and who are providing essential services to the Business under an agreement which is not a contract of employment with GCSL, have been Disclosed. For the purposes of this paragraph 22.3, “essential services” shall include information technology, marketing, finance, human resources and recruitment services and shall not include services such as catering, cleaning, maintenance or security.

22.4	Copies of the standard terms and conditions of employment applicable to Employees as at the date of this Agreement (including those whose basic rate of remuneration (including benefits in kind) exceeds £50,000 per annum) have been Disclosed.

22.5	All contracts of service between GCSL and any of its directors, officers or employees are terminable without damages or compensation (other than any compensation payable by statute) at any time on not more than six months’ notice.

22.6	As at the date of this Agreement, GCSL has not entered into any arrangement regarding any future variation in any contract of employment in respect of any of the Employees, or any agreement imposing any obligation on GCSL to increase the basis and/or rates of remuneration and/or the provision of any other benefits in kind (including any share incentive, share option, profit sharing, bonus or other incentive arrangement) to or on behalf of any of the Employees at any future date.

22.7	There is not in existence any share incentive, share option, profit sharing, bonus or other incentive arrangements for or affecting any Employees.

22.8	So far as DFS is aware, GCSL has complied in all material respects with all obligations (including in relation to the health and safety at work of the Employees) imposed on it by all statutes, regulations, codes of conduct and codes of practice relevant/and from the date of this Agreement only, under the terms or conditions of employment, between it and all the Employees and there are adequate and suitable records regarding the employment of the Employees.

22.9	As at the date of this Agreement, Employee bonuses for the 2007 financial year have been paid and there are no sums owing to any Employee other than reimbursement of expenses, remuneration for the current payment period, holiday pay for the current holiday year, and any pension compensation payments that have been promised to such of the Employees who transferred to GCSL from LTSB under the Transfer of Undertakings (Protection of Employment) Regulations 2006 (such pension compensation payments to be discharged by GCSL on or about 25 February 2008).

22.10	As at the date of this Agreement, no material dispute or legal proceedings between GCSL or any of the Target Companies and any of the Employees exist or, so far as DFS is aware as at the date of this Agreement, is imminent.

22.11	No payment has been made or promised to be made or benefit given or promised to be given by GCSL in connection with the actual or proposed termination or suspension of employment or variation of any contract of any Employee or former employee.

22.12	GCSL has not been a party to or obliged to be a party to any consultation in relation to any collective redundancies made pursuant to section 188 of the Trade Union and Labour Relations (Consolidation) Act 1992 within the period of 12 months preceding the date of this Agreement.

22.13	GCSL has not recognised, or done any act which might be construed as recognition of, a trade union for the purpose of collective bargaining or other negotiating purposes and it is not party to any agreement with any trade union or any other body representing the Employees or any of them.

22.14	As at the date of this Agreement and so far as DFS is aware (X) there is no material dispute between GCSL and any trade union (excluding any dispute with any trade union recognised by the Buyer) or other organisation formed for a similar purpose or otherwise with a material number or category of the Employees existing, pending or threatened in writing and (Y) there is no collective bargaining agreement or other arrangement (whether binding or not) to which GCSL is a party.

22.15	GCSL is not involved and has not during the 12 month period prior to this Agreement been involved in any strike, lock-out, industrial or trade dispute.

22.16	Material details of all arrangements under which any Employee is entitled to any benefits in connection with the transactions contemplated in this Agreement or any other Transaction Document, have been Disclosed.

23.	Pensions

23.1	The GCSL Group Personal Pension Plan is the only pension scheme operated or sponsored by GCSL (the “Goldfish Pension Plan”).

23.2	GCSL has not previously participated in any final salary occupational pension scheme.

23.3	A copy of the Goldfish Pension Plan agreement, explanatory booklet and material documents has been Disclosed.

23.4	GCSL has paid all contributions due to the Goldfish Pension Plan as required.

23.5	So far as DFS is aware, the Goldfish Pension Plan complies in all material respects with, and has been managed in all material respects in accordance with, Applicable Law.

24.	Construction

24.1	GCSL is not a party to or has liability (present or future contingent or otherwise) under, or interest in, any agreement, commitment or arrangement which has been entered into in relation to the design and/or construction and/or refurbishment and/or extension of the buildings situated on the Heritable Property otherwise than in relation to the Construction Documents.

24.2	GCSL is not under any obligation under, or a party to, any agreement or arrangement in relation to the design and/or construction and/or refurbishment and/or extension of the buildings situated on the Heritable Property other than the Construction Documents.

24.3	So far as DFS is aware, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a material contravention of, material breach of, or material default under any Construction Document to which GCSL is a party.

24.4	GCSL has no Liabilities under, arising out of or in connection with the terms of the Construction Documents.

24.5	So far as DFS is aware the Heritable Property has not been constructed, maintained, altered or repaired using materials using high alumina cement, calcium chloride, wood wool slabs or formers, asbestos, or any hazardous, deleterious or suspect building substance or material nor are there any such substances or materials used in the operation of any services in the Heritable Property.

24.6	The call centre building situated on the Heritable Property is situated entirely within the boundaries of the Heritable Property.

25.	Environmental

25.1	So far as DFS is aware, there are no indemnities, undertakings or agreements granted by a Target Company which could give rise to any cost, civil or criminal liabilities or other obligations binding on the Buyer or its successors as owners of the Heritable Property.

25.2	So far as DFS is aware the use and conduct of business at the Heritable Property has complied in all respects with all Environmental Laws including (but without limitation) those in respect of waste, contaminated land, discharges to land, ground and surface water and sewers, emissions to air, noise, nuisance and Regulated Substances.

SCHEDULE 5

Buyer Warranties

1.	The Buyer is a company limited by shares duly incorporated and validly existing under the laws of England and Wales.

2.	The Buyer has the requisite power and authority to enter into and perform the terms of this Agreement and any other Transaction Document and to conduct the Business following Completion.

3.	This Agreement constitutes binding obligations of the Buyer.

4.	The execution and delivery of, and the performance by the Buyer of its obligations under, this Agreement will not:

(a)	result in a breach of any provision of the memorandum or articles of association of the Buyer;

(b)	result in a material breach of, or constitute a default under, any instrument to which the Buyer is a party or by which the Buyer is bound;

(c)	so far as the Buyer is aware, result in violation or breach by the Buyer of any Applicable Law, or in a breach by the Buyer of any order, judgment or decree of any court or governmental agency to which the Buyer is a party or by which the Buyer is bound; or

(d)	require the consent of its shareholders which has not already been obtained.

5.	Insolvency

5.1	No order has been made and no resolution has been passed for the winding up of the Buyer or for a provisional liquidator to be appointed in respect of the Buyer and no petition has been presented and no meeting has been convened for the purpose of winding up the Buyer.

5.2	So far as the Buyer is aware, neither the Buyer nor any director of the Buyer has taken any step nor has any person commenced or taken any legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise.

5.3	The Buyer has not taken any step with a view to a suspension of payments or a moratorium of any indebtedness or has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

5.4	No liquidator, administrator or receiver (which expression shall include an administrative receiver) has been appointed in respect of the Buyer or all or any of its assets.

5.5	No event analogous to those specified in paragraphs 5.1 to 5.4 of this Schedule 5 has occurred in relation to the Buyer should it be incorporated (or equivalent) outside England and Wales.

SCHEDULE 6

Signing Warranties Only

	Type	Paragraphs
5	Options, mortgages and other encumbrances	5.2, 5.4
7	Accuracy of Information	7.5
8	Financial Matters	8.6
11	Contracts and commitments	11.9
13	Licenses	13.2
15	Litigation	15.3, 15.4
16	Ownership of Assets	16.2
17	Insurances	17.1, 17.3
18	Property	18.7, 18.9, 18.10, 18.12, 18.15
19	Intellectual Property	19.3, 19.6, 19.8
20	Information Technology	20.5,
21	Data protection	21.1, 21.2, 21.3, 21.4
22	Employment	22.1, 22.3, 22.4, 22.10
25	Environmental	25.1

SCHEDULE 7

[SCHEDULE OMITTED]

SCHEDULE 8

Registered Intellectual Property

UK Registered Trade Marks

Mark	Number	Classes	Registration Date	Renewal date
GOLDFISH GUIDE	2169212	16, 42	11 Jun 1998	11 Jun 2008

GOLDFISH DEVICE	2197082	9, 35, 36, 38, 39	11 May 1999	11 May 2009

2 GOLDFISH DEVICE	2197087	9, 35, 36, 38, 39	11 May 1999	11 May 2009

GOLDFISH (Series of 4)	2209945	9, 36, 38, 39	28 Sep 1999	28 Sep 2009

GOLDFISH EXPLORER	2313358	9, 36, 38, 39	17 Oct 2002	17 Oct 2012

GOLDFISH DEVICE (SERIES OF 2 – Addison)	2000560	42	31 Oct 1994	31 Oct 2014

GOLDFISH	2100862	9, 36	23 May 1996	23 May 2016

Tail Fins Device (series of 2)	2108611A	9, 35, 36	28 Aug 1996	28 Aug 2016

Tail Fins Device (series of 2)	2108611B	9, 35, 36	28 Aug 1996	28 Aug 2016

Goldfish Device (Head on Facing)	2108613	9, 35, 36	28 Aug 1996	28 Aug 2016

Goldfish Device (Flank – series of 2)	2108616	9, 35, 36	28 Aug 1996	28 Aug 2016

Goldfish Device (Head Down)	2108619	9, 35, 36	28 Aug 1996	28 Aug 2016

Goldfish Device (series of 4)	2108621	9, 35, 36	28 Aug 1996	28 Aug 2016

Dorsal Fins Device (series of 2)	2108623	9, 35, 36	28 Aug 1996	28 Aug 2016

GOLDFISH (SERIES)	2123194B	16, 25, 35, 38, 39, 41, 42	10 Feb 1997	10 Feb 2017

GOLDFISH DEVICE (SERIES OF 2)	2126291	9, 35, 36	10 Mar 1997	10 Mar 2017

Target Companies Domain Names

Domain Name

goldfish-explorer.tv

goldfish.eu

meandmygoldfish.biz

meandmygoldfish.co.uk

meandmygoldfish.com

meandmygoldfish.info

meandmygoldfish.net

meandmygoldfish.org

aboutgoldfish.biz

aboutgoldfish.co.uk

aboutgoldfish.com

aboutgoldfish.eu

aboutgoldfish.info

aboutgoldfish.net

aboutgoldfish.org

aboutgoldfish.org.uk

accountcentregoldfish.eu

askgoldfish.biz

askgoldfish.co.uk

askgoldfish.com

askgoldfish.eu

askgoldfish.info

askgoldfish.net

askgoldfish.org

askgoldfish.org.uk

catchagoldfish.biz

catchagoldfish.co.uk

catchagoldfish.com

catchagoldfish.info

catchagoldfish.net

catchagoldfish.org

catchagoldfish.org.uk

fish4gold.biz

fish4gold.co.uk

fish4gold.com

fish4gold.info

fish4gold.net

fish4gold.org

fish4gold.org.uk

gold-fish.biz

gold-fish.co.uk

gold-fish.org

gold-fish.org.uk

gold-fish.tv

goldfiscon.org

goldfish-bank.biz

goldfish-bank.co.uk

goldfish-bank.com

goldfish-bank.eu

goldfish-bank.info

goldfish-bank.net

goldfish-bank.org

goldfish-bank.org.uk

Domain Name
goldfish-bank.tv

goldfish-banks.tv

goldfish-bowl.com

goldfish-card-services.biz

goldfish-card-services.co.uk

goldfish-card-services.com

goldfish-card-services.eu

goldfish-card-services.info

goldfish-card-services.net

goldfish-card-services.org

goldfish-card-services.org.uk

goldfish-card.biz

goldfish-card.co.uk

goldfish-card.com

goldfish-card.eu

goldfish-card.info

goldfish-card.net

goldfish-card.org

goldfish-card.org.uk

goldfish-card.tv

goldfish-cards.biz

goldfish-cards.co.uk

goldfish-cards.com

goldfish-cards.info

goldfish-cards.net

goldfish-cards.org

goldfish-cards.org.uk

goldfish-cards.tv

goldfish-creditcard.biz

goldfish-creditcard.co.uk

goldfish-creditcard.com

goldfish-creditcard.eu

goldfish-creditcard.info

goldfish-creditcard.net

goldfish-creditcard.org

goldfish-creditcard.org.uk

goldfish-creditcard.tv

goldfish-creditcards.biz

goldfish-creditcards.co.uk

goldfish-creditcards.com

goldfish-creditcards.info

goldfish-creditcards.net

goldfish-creditcards.org

goldfish-creditcards.org.uk

goldfish-creditcards.tv

goldfish-creditcards.eu

goldfish-financial-services.biz

goldfish-financial-services.co.uk

goldfish-financial-services.com

goldfish-financial-services.eu

goldfish-financial-services.info

goldfish-financial-services.net

goldfish-financial-services.org

goldfish-financial-services.org.uk

goldfish-fs.biz

goldfish-fs.co.uk

Domain Name
goldfish-fs.com

goldfish-fs.info

goldfish-fs.net

goldfish-fs.org

goldfish-fs.org.uk

goldfish-group.biz

goldfish-group.co.uk

goldfish-group.com

goldfish-group.eu

goldfish-group.info

goldfish-group.net

goldfish-group.org

goldfish-group.org.uk

goldfish-guide.biz

goldfish-guide.co.uk

goldfish-guide.com

goldfish-guide.eu

goldfish-guide.info

goldfish-guide.net

goldfish-guide.org

goldfish-guide.org.uk

goldfish-guides.biz

goldfish-guides.co.uk

goldfish-guides.com

goldfish-guides.eu

goldfish-guides.info

goldfish-guides.net

goldfish-guides.org

goldfish-guides.org.uk

goldfish-health.biz

goldfish-health.co.uk

goldfish-health.com

goldfish-health.eu

goldfish-health.info

goldfish-health.net

goldfish-health.org

goldfish-health.org.uk

goldfish-insurance-services.biz

goldfish-insurance-services.co.uk

goldfish-insurance-services.com

goldfish-insurance-services.eu

goldfish-insurance-services.info

goldfish-insurance-services.net

goldfish-insurance-services.org

goldfish-insurance-services.org.uk

goldfish-insurance.tv

goldfish-management.biz

goldfish-management.co.uk

goldfish-management.com

goldfish-management.eu

goldfish-management.info

goldfish-management.net

goldfish-management.org

goldfish-management.org.uk

goldfish-offer.biz

goldfish-offer.co.uk

Domain Name
goldfish-offer.com
goldfish-offer.eu
goldfish-offer.info
goldfish-offer.net
goldfish-offer.org
goldfish-offer.org.uk
goldfish-offer.tv
goldfish-offers.biz
goldfish-offers.co.uk
goldfish-offers.com
goldfish-offers.eu
goldfish-offers.info
goldfish-offers.net
goldfish-offers.org
goldfish-offers.org.uk
goldfish-offers.tv
goldfish-on-line.co.uk
goldfish-on-line.eu
goldfish-online.biz
goldfish-online.co.uk
goldfish-online.com
goldfish-online.eu
goldfish-online.info
goldfish-online.net
goldfish-online.org
goldfish-online.org.uk
goldfish-travel.biz
goldfish-travel.co.uk
goldfish-travel.com
goldfish-travel.eu
goldfish-travel.info
goldfish-travel.net
goldfish-travel.org
goldfish-travel.org.uk
goldfish-world.biz
goldfish-world.co.uk
goldfish-world.com
goldfish-world.eu
goldfish-world.info
goldfish-world.net
goldfish-world.org
goldfish-world.org.uk
goldfish.biz
goldfish.co.uk
goldfish.com
goldfish.mobi
goldfish.tv
goldfishaccount.biz
goldfishaccount.co.uk
goldfishaccount.com
goldfishaccount.eu
goldfishaccount.info
goldfishaccount.net
goldfishaccount.org
goldfishaccount.org.uk
goldfishaccountcentre.eu

Domain Name
goldfishbank.biz
goldfishbank.co.uk
goldfishbank.com
goldfishbank.eu
goldfishbank.info
goldfishbank.me.uk
goldfishbank.net
goldfishbank.org
goldfishbank.org.uk
goldfishbank.tv
goldfishbanking.eu
goldfishbanks.tv
goldfishcard.biz
goldfishcard.co.uk
goldfishcard.com
goldfishcard.eu
goldfishcard.info
goldfishcard.net
goldfishcard.org
goldfishcard.org.uk
goldfishcard.tv
goldfishcards.biz
goldfishcards.co.uk
goldfishcards.com
goldfishcards.eu
goldfishcards.info
goldfishcards.net
goldfishcards.org
goldfishcards.org.uk
goldfishcards.tv
goldfishcarinsurance.biz
goldfishcarinsurance.co.uk
goldfishcarinsurance.com
goldfishcarinsurance.eu
goldfishcarinsurance.info
goldfishcarinsurance.net
goldfishcarinsurance.org
goldfishcarinsurance.org.uk
goldfishcon.biz
goldfishcon.co.uk
goldfishcon.com
goldfishcon.info
goldfishcon.net
goldfishcon.org
goldfishcon.org.uk
goldfishconsumerbanking.eu
goldfishconsumerfinance.eu
goldfishcreditcard.biz
goldfishcreditcard.com
goldfishcreditcard.eu
goldfishcreditcard.info
goldfishcreditcard.net
goldfishcreditcard.org
goldfishcreditcard.org.uk
goldfishcreditcard.tv
goldfishcreditcards.biz

Domain Name
goldfishcreditcards.co.uk
goldfishcreditcards.eu
goldfishcreditcards.info
goldfishcreditcards.net
goldfishcreditcards.org
goldfishcreditcards.org.uk
goldfishcreditcards.tv
goldfishcurrentaccount.biz
goldfishcurrentaccount.co.uk
goldfishcurrentaccount.com
goldfishcurrentaccount.eu
goldfishcurrentaccount.info
goldfishcurrentaccount.net
goldfishcurrentaccount.org
goldfishcurrentaccount.org.uk
goldfishepi.co.uk
goldfishepi.com
goldfishepi.org
goldfishexplorer.biz
goldfishexplorer.co.uk
goldfishexplorer.com
goldfishexplorer.info
goldfishexplorer.me.uk
goldfishexplorer.net
goldfishexplorer.org
goldfishexplorer.org.uk
goldfishexplorer.tv
goldfishfinancialservices.biz
goldfishfinancialservices.co.uk
goldfishfinancialservices.com
goldfishfinancialservices.eu
goldfishfinancialservices.info
goldfishfinancialservices.net
goldfishfinancialservices.org
goldfishfinancialservices.org.uk
goldfishfraud.biz
goldfishfraud.co.uk
goldfishfraud.com
goldfishfraud.eu
goldfishfraud.info
goldfishfraud.net
goldfishfraud.org
goldfishfraud.org.uk
goldfishfreenet.biz
goldfishfreenet.co.uk
goldfishfreenet.com
goldfishfreenet.info
goldfishfreenet.net
goldfishfreenet.org
goldfishfreenet.org.uk
goldfishgroup.biz
goldfishgroup.eu
goldfishgroup.info
goldfishgroup.net
goldfishgroup.org
goldfishgroup.org.uk

Domain Name

goldfishguide.biz

goldfishguide.co.uk

goldfishguide.com

goldfishguide.eu

goldfishguide.info

goldfishguide.net

goldfishguide.org

goldfishguide.org.uk

goldfishguides.biz

goldfishguides.co.uk

goldfishguides.com

goldfishguides.eu

goldfishguides.info

goldfishguides.net

goldfishguides.org

goldfishguides.org.uk

goldfishhealth.biz

goldfishhealth.co.uk

goldfishhealth.com

goldfishhealth.eu

goldfishhealth.info

goldfishhealth.net

goldfishhealth.org

goldfishhealth.org.uk

goldfishhealthinsurance.biz

goldfishhealthinsurance.co.uk

goldfishhealthinsurance.com

goldfishhealthinsurance.eu

goldfishhealthinsurance.info

goldfishhealthinsurance.net

goldfishhealthinsurance.org

goldfishhealthinsurance.org.uk

goldfishhomeinsurance.biz

goldfishhomeinsurance.co.uk

goldfishhomeinsurance.com

goldfishhomeinsurance.eu

goldfishhomeinsurance.info

goldfishhomeinsurance.net

goldfishhomeinsurance.org

goldfishhomeinsurance.org.uk

goldfishinsurance.biz

goldfishinsurance.co.uk

goldfishinsurance.com

goldfishinsurance.eu

goldfishinsurance.info

goldfishinsurance.net

goldfishinsurance.org

goldfishinsurance.org.uk

goldfishinsurance.tv

goldfishinternational.eu

goldfishloans.biz

goldfishloans.co.uk

goldfishloans.com

goldfishloans.eu

goldfishloans.info

goldfishloans.org

Domain Name

goldfishloans.org.uk

goldfishloyalty.eu

goldfishmanagement.eu

goldfishmastercard.eu

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Community Registered Trade Marks

Mark	Number	Classes	Registration Date	Renewal date
GOLDFISH (Word)	494120	9, 16, 18, 35, 36, 38, 39, 41, 42	19 Mar 1997	19 Mar 2017

GOLDFISH DEVICE (WEBSITE)	1416593	9, 32, 33, 35, 36, 38, 39, 41, 42	9 Dec 1999	9 Dec 2009

GOLDFISH DEVICE	1313675	9, 35, 36, 38, 39, 41, 42	17 Sep 1999	17 Sep 2009

DEVICE OF TAIL FIN	2771418	36	8 Jul 2002	8 Jul 2012

GOLDFISH DEVICE (Frank & Brian)	2771483	36	8 Jul 2002	8 Jul 2012

GOLDFISH DEVICE (Louise)	2771509	36	8 Jul 2002	8 Jul 2012

2 GOLDFISH DEVICE	2771533	36	8 Jul 2002	8 Jul 2012

DEVICE OF TAIL FIN	2771541	36	8 Jul 2002	8 Jul 2012

GOLDFISH DEVICE (Dorsal Fin)	2771582	36	8 Jul 2002	8 Jul 2012

GOLDFISH DEVICE (Head on) (Colour)	2923571	36	7 Nov 2002	7 Nov 2012

GOLDFISH FLANK DEVICE (Colour)	2923605	36	7 Nov 2002	7 Nov 2012

GOLDFISH DEVICE (4 side views) (Colour)	2924819	36	8 Nov 2002	8 Nov 2012

GOLDFISH DEVICE (head down – Doug)	2947687	36	26 Nov 2002	26 Nov 2012

BUBBLES LOGO	3050051	9, 35, 36	12 Feb 2003	12 Feb 2013

i24 (Word)	4715652	36, 39, 41, 43, 44, 45	1 Nov 2005	1 Nov 2015

i24 (Device)	4718301	36, 39, 41, 43, 44, 45	1 Nov 2005	1 Nov 2015

Benelux Registered Trade Marks

Mark	Number	Classes	Registered proprietor	Renewal date
i24 (Word)	780891	36	Morgan Stanley Card Services Limited	29 Nov 2015
Australia Registered Trade Marks
Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	730975	9, 35, 36	GB Gas Holdings Limited	27 Mar 1997
China Registered Trade Marks
Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	2017962	9	GB Gas Holdings Limited	6 May 2003
GOLDFISH	1339845	36	GB Gas Holdings Limited	28 Nov 1999
GOLDFISH	1329859	35	GB Gas Holdings Limited	28 Oct 1999
Goldfish design	1337475	36	GB Gas Holdings Limited	20 Nov 1999
Goldfish design	1455333	35	GB Gas Holdings Limited	6 Oct 2000
Goldfish design	1326241	9	GB Gas Holdings Limited	21 Oct 1999
Czech Republic Registered Trade Marks
Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	217976	9, 35, 36	GB Gas Holdings Limited	10 Feb 1998
Goldfish design	217977	9, 35, 36	GB Gas Holdings Limited	10 Feb 1998
Indonesia Registered Trade Marks
Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	438182	36	GB Gas Holdings Limited	22 Apr 1998

GOLDFISH	438181	9	GB Gas Holdings Limited	22 Apr 1998
GOLDFISH	438183	35	GB Gas Holdings Limited	22 Apr 1998
Goldfish design	438178	9	GB Gas Holdings Limited	22 Apr 1998
Goldfish design	438180	35	GB Gas Holdings Limited	22 Apr 1998
Goldfish design	438179	36	GB Gas Holdings Limited	22 Apr 1998
Japan Registered Trade Marks
Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	4422959	36	GB Gas Holdings Limited	6 Oct 2000
GOLDFISH	4524423	9	GB Gas Holdings Limited	22 Nov 2001
GOLDFISH	4333507	35	GB Gas Holdings Limited	12 Nov 1999
Goldfish design	4398765	9, 35, 36	GB Gas Holdings Limited	7 Jul 2000
Singapore Registered Trade Marks
Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	T9703509G	35	GCSL	27 Mar 1997
GOLDFISH	T9703508I	9	GCSL	27 Mar 1997
GOLDFISH	T9703510J	36	GCSL	27 Mar 1997
Slovak Republic Registered Trade Marks
Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	190230	9, 35, 36	GB Gas Holdings Limited	10 Feb 1998
Goldfish design	190231	9, 35, 36	GB Gas Holdings Limited	10 Feb 1998

South Korea Registered Trade Marks

Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	55308	42	GB Gas Holdings Limited	18 Jun 1999
GOLDFISH	55390	36	GB Gas Holdings Limited	25 Jun 1999
GOLDFISH	464431	9	GB Gas Holdings Limited	2 Feb 2000
GOLDFISH	55310	35	GB Gas Holdings Limited	18 Jun 1999
Goldfish design	486831	9	GB Gas Holdings Limited	2 Feb 2001
Goldfish design	55311	42	GB Gas Holdings Limited	18 Jun 1999
Goldfish design	53391	36	GB Gas Holdings Limited	25 Jun 1999
Goldfish design (Louise)	53309	35	GB Gas Holdings Limited	18 Jun 1999
Taiwan Registered Trade Marks
Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	104243	36	GB Gas Holdings Limited	1 Nov 1998
GOLDFISH	834886	9	GB Gas Holdings Limited	16 Jan 1999
GOLDFISH	100838	35	GB Gas Holdings Limited	16 Jun 1998
Goldfish design	116651	35	GB Gas Holdings Limited	1 Nov 1999
Goldfish design	120664	36	GB Gas Holdings Limited	1 Feb 2000
Goldfish design	863496	9	GB Gas Holdings Limited	16 Aug 1999
Thailand Registered Trade Marks
Mark	Number	Classes	Registered proprietor	Registration date
GOLDFISH	88152	9	GB Gas Holdings Limited	22 Apr 1998

GOLDFISH	7959	36	GB Gas Holdings Limited	22 Apr 1998
GOLDFISH	7958	35	GB Gas Holdings Limited	22 Apr 1998
Goldfish design	7960	35	GB Gas Holdings Limited	22 Apr 1998
Goldfish design	90824	9	GB Gas Holdings Limited	22 Apr 1998
Goldfish design	7961	36	GB Gas Holdings Limited	22 Apr 1998

SCHEDULE 9

[SCHEDULE OMITTED]

SCHEDULE 10

[SCHEDULE OMITTED]

SCHEDULE 11

[SCHEDULE OMITTED]

SCHEDULE 12

Completion Adjustment

Part I: Preparation

1.	The Buyer shall, after Completion, prepare statements (the “Completion Statements”) for each Target Company and for the Assets and Assumed Liabilities as at Cut Off. The Completion Statements shall, save as set out in Part 2 to this Schedule 12, be in the form (the “Pro Forma Completion Statements”) set out in Part 4 to this Schedule 12 (Completion Statements) and shall be produced in accordance with the principles set out in Part 2 to this Schedule 12.

2.	The Buyer shall, by no later than 105 days after Completion, deliver the draft Completion Statements to the Sellers.

3.	The Sellers will notify the Buyer in writing within 45 days of receipt that they are either satisfied with the draft Completion Statements (a “Satisfaction Notice”) or shall issue a notice of objection (an “Objection Notice”) which shall only be valid for the purposes of this Agreement if it sets out in reasonable detail the Sellers' reasons for such non-acceptance and specifies the adjustments which, in the Sellers' opinion, should be made to the draft Completion Statements in order to comply with the requirements of this Schedule. Except for the matters specifically set out in such Objection Notice, the Sellers and the Buyer shall be deemed to have accepted the draft Completion Statements in full.

4.	If the Sellers fail to give a valid Objection Notice within the 45 day period referred to in paragraph 3 above, then the draft Completion Statements shall constitute the Completion Statements for the purposes of this Agreement.

5.	If the Sellers serve an Objection Notice in accordance with paragraph 3 above, then the Buyer and the Sellers shall use all reasonable endeavours:

(i)	to meet and discuss the objections of the Sellers; and

(ii)	to reach agreement upon the adjustments (if any) required to be made to the draft Completion Statements,

within a period of 15 days after receipt by the Buyer of the Objection Notice. If agreement is reached, the Completion Statements shall be amended by the Buyer (within 5 days of agreement or such other period as the Buyer and the Sellers shall agree) to reflect the adjustments (if any) that have been agreed and the Sellers shall issue a Satisfaction Notice (within 5 days of receiving the amended Completion Statements) and these statements shall constitute the Completion Statements for the purposes of this Agreement.

6.

If the Buyer and the Sellers do not reach agreement within 15 days of receipt by the Buyer of the Objection Notice, then the matters in dispute may be referred (on the application of either the Sellers or the Buyer) for determination by an independent firm of chartered accountants of international standing in the UK as shall be agreed by the Sellers and the Buyer or, failing agreement, appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either the Sellers or the Buyer (an “Independent Firm”). The Sellers and the Buyer shall use all reasonable endeavours to agree with the Independent Firm the precise terms of reference to apply to its role as soon as reasonably practicable following a referral to the Independent Firm. Both the Sellers and the Buyer shall instruct the Independent Firm to comply with the provisions of this paragraph 6. The following general terms of reference and procedure shall apply in any such event:

(i)	the Sellers and the Buyer shall each prepare a separate written statement within 30 days of the formal appointment of the Independent Firm on the matters in dispute which (together with the relevant supporting documents) shall be submitted to the Independent Firm for determination;

(ii)	following delivery of both their respective submissions, to the Independent Firm, the Sellers and the Buyer shall each be provided with a copy of the others written submission and have the opportunity to comment once only on the other party's submissions by written comment delivered to the Independent Firm not later than 15 days after receipt of the other's submissions by the Sellers or the Buyer (as the case may be);

(iii)	at the same time as the Sellers and the Buyer submit any written submission to the Independent Firm for determination, each shall deliver to the other a copy of their submissions (with all relevant supporting documents submitted);

(iv)	any response to a subsequent request by the Independent Firm for information from either the Sellers and the Buyer shall be copied to the other party at the same time as it is delivered to the Independent Firm and, unless otherwise directed by the Independent Firm, the Sellers and the Buyer receiving a copy of the information may, within 15 days after the Sellers or the Buyer (as the case may be) receives such information, comment once only on that information, and shall deliver a copy of such comment to the party who provided the information at the same time as it is delivered to the Independent Firm. Thereafter, neither the Sellers nor the Buyer shall be entitled to make further statements or submissions except insofar as the Independent Firm so requests (in which case it shall, on each occasion, give the other parties (unless otherwise directed) 10 days to respond to any statements or submission so made);

(v)	in giving its determination, the Independent Firm shall state what adjustments (if any) are necessary, solely for the purposes of this Agreement, to the draft Completion Statements in respect of the matters in dispute in order to comply with the requirements of this Agreement and to determine finally the Completion Statements;

(vi)	the Independent Firm shall determine (using its own legal advice as appropriate) any question of the legal construction of this Agreement but only insofar as it is relevant to the determination of the Completion Statements. The Independent Firm may also obtain other professional advice (including actuarial advice) as it deems appropriate but only insofar as it is relevant to the determination of the Completion Statements;

(vii)	the Independent Firm shall act as an expert (and not as an arbitrator) in making any such determination and any such determination (including any determination of any fact which it has found it necessary to determine for the purposes of its determination pursuant to this paragraph 6) shall, in the absence of manifest error, be final and binding on the parties; and

(viii)	without prejudice to any other rights which they may respectively have under this Agreement, the Parties expressly waive, to the extent permitted by law, any rights of recourse to the courts they may otherwise have to challenge the Independent Firm's determination, including any determination under paragraphs (vi) or (vii) above (save as referred to in those paragraphs).

The Sellers and the Buyer shall each be responsible for their own costs in connection with the preparation, review and agreement or determination of the Completion Statements.

7.	The fees and expenses of the Independent Firm shall be shared equally between the Sellers on the one hand and the Buyer on the other, or in such other proportions as the Independent Firm shall determine.

8.	To enable the Sellers and the Buyer to meet their obligations under this Schedule the Buyer shall provide to the Sellers and the Sellers' Accountants reasonable access to the books and records and employees of the Target Companies and, where relevant, of the Buyer for the period from the Completion Date to the date that the draft Completion Statements are agreed or determined; provided, however, that access to employees of the Target Companies and, where relevant, the Buyer shall only be provided in respect of the period up to the earlier of the receipt of the Satisfaction Notice or Objection Notice only.

9.	If an Objection Notice is served pursuant to paragraph 3 above:

(i)	the Seller shall use their reasonable efforts to procure that the Buyer and the Buyer's Accountants shall be given reasonable access to the Sellers and the Sellers' Accountants working papers relating to the adjustments proposed in the Objection Notice; and

(ii)	the Buyer shall use its reasonable efforts to procure that the Sellers and the Sellers' Accountants shall be given reasonable access to the Buyer and to the Buyer's Accountants working papers relating to the draft Completion Statements of the Buyer.

10.	The Parties shall co-operate fully with each other and shall permit each other to take copies (including electronic copies) of the relevant books and records during this period and shall provide all assistance reasonably requested to facilitate the preparation, review, dispute (if applicable and including the preparation of an Objection Notice) and agreement of the Completion Statements up to the date that an Independent Firm is appointed pursuant to paragraph 6 of this Schedule 12.

11.	When the Completion Statements have been agreed or otherwise determined in accordance with the preceding paragraphs, then the amounts shown in the Completion Statements shall be final and binding for the purposes of this Agreement and such final and agreed Completion Statements shall be referred to as the “Final Completion Statements”.

SCHEDULE 12

Completion Adjustment

Part 2: Methodology

PRELIMINARY AND OVERALL PRINCIPLES

1.	This Schedule sets out provisions relating to:

(a)	certain specific accounting treatments which shall apply for the purposes of the Completion Statements;

(b)	procedures and other provisions relating to the preparation and settlement of the Completion Statements; and

(c)	financial adjustments (to the extent applicable) to the Purchase Price in respect of the Completion Statements.

2.	A Completion Statement in relation to each Target Company and the Assets will be prepared in accordance with this Schedule;

3.	In preparing the Completion Statements:

(a)	in applying the relevant definitions and the provisions of this Schedule and determining which items and amounts are to be included in the Completion Statements:

(i)	first, to the extent that the treatment or characterisation of the relevant item or amount is dealt with in the Specific Accounting Treatments, the relevant Specific Accounting Treatment(s) shall apply (including in relation to the exercise of accounting discretion and judgement);

(ii)	second, if the treatment or characterisation of a relevant item or amount is not dealt with in the Specific Accounting Treatments but is dealt with in the Sellers' Accounting Principles, the applicable Sellers' Accounting Principle(s) shall apply (including in relation to the exercise of accounting discretion and judgement); and

(iii)	last, to the extent that the treatment or characterisation of the relevant item or amount is not dealt with in either the Specific Accounting Treatments or the Sellers' Accounting Principles, US GAAP at the Completion Date shall apply.

4.	Receipts and Payments after Completion

(a)	To the extent that a member of the Seller Group settles a balance in the period after Completion but before finalisation of the Completion Statements in respect of a liability incurred on or before the date of Completion which would otherwise, under this Agreement, have been assumed by the Buyer, no liability for such an amount shall be included in the Completion Statements and the Sellers will not seek reimbursement from the Buyer provided that no asset included within the Completion Statements is used to settle such liability, in whole or in part; and

(b)	Save as provided in Clause 6.5, to the extent that a member of the Seller Group receives payment after Completion but before finalisation of the Completion Statements in respect of a receivable balance arising on or before the date of Completion which would otherwise, under the Agreement, have been acquired by the Buyer, no asset balance for such an amount shall be included in the Completion Statements and the Buyer will not seek reimbursement from any Seller.

SPECIFIC ACCOUNTING TREATMENTS

5.	General

(a)	The Completion Statements shall take account of information becoming available up to 90 days post-Completion which provides additional evidence relating to conditions existing at the Completion Date. The Completion Statements shall take no account of information becoming available more than 90 days post-Completion.

(b)	The Completion Statements shall be prepared on a going concern basis and as if the Completion Date were a year end reporting date except as specifically stated below.

(c)	The Completion Statements will be prepared in £ sterling and foreign currency assets and liabilities will be translated at the Exchange Rate on the Completion Date.

(d)	The Completion Statements will exclude any asset or liability balances in respect of Excluded Assets except as specifically stated below.

(e)	In respect of GBL only, unless otherwise explicitly stated in this Schedule no receivable in respect of tax or other tax asset and no payable or other liability in respect of tax shall be included in the Completion Statement.

(f)	In respect of any Target Company, any liability or asset in respect of Tax will be calculated as if the Completion Date was the closing date of a tax year.

(g)	The Completion Statements shall include any Securitised Assets under management and the related Liabilities in each case as illustrated in the Pro Forma Completion Statements. The gain on Securitised Assets would be nil in Completion Statements.

(h)	The Completion Statements will exclude any deferred tax assets or liabilities in GCS

(i)	In respect of GCS, the Completion Statement will exclude the amount of any intercompany tax sharing receivable or payable arising in connection with any Section 338(h)(10) Election with respect to GCS.

6.	Fixed Assets

(a)	Intangible fixed assets of the Target Companies and intangible fixed Assets (including brands, intellectual property and the like but, for the avoidance of doubt, excluding capitalised software) will not be included in the Completion Statements.

(b)	the Heritable Property shall be included in the Completion Statements at £8,700,000.

7.	Current Assets

(a)	Cash balances (and intercompany receivables and intercompany payables to be treated as cash as set out below) will be recorded in the Completion Statements at book value.

(b)	For the avoidance of doubt, any intercompany receivables and intercompany payables will be included in the Completion Statement at their book value without any discount.

(c)	Total Accelerated Accounts will be charged off on the Business Day immediately prior to Completion.

(d)	The Loan Loss Provision will be calculated as (X – Y), where X equals 4.95 per cent of the Owned Receivables (for the avoidance of doubt before any deduction of any Non-Conforming Account Receivables) at Cut-Off and Y equals the Owned Accelerated Accounts Value.

8.	Creditors and Accruals

(a)	Creditors, accruals and provisions shall be included in the Completion Statements:

(i)	in the case of any Target Company, to the extent that a liability exists and is still outstanding at Cut Off in respect of goods and services that have been received or supplied on or before the Completion Date; and

(ii)	in the case of the Assets, to the extent that a liability exists and is still outstanding at Cut Off in respect of goods and services that have been received or supplied on or before Completion in respect of the GBL Business that has been or will be novated or otherwise transferred to the Buyer.

(b)	The Completion Statements will include a liability for the following items in accordance with the Sellers' Accounting Principles:

(i)	employee bonuses and incentives (in respect of any arrangements entered into with employees, or accrued before Completion but which are unpaid at Completion) which shall be calculated as follows:

(A)	in the case of contingent bonuses where the contingency has been satisfied at Completion, the full amount of such bonus; and

(B)	otherwise, the portion of the total expected bonus payable accrued during the period ending immediately prior to Completion.

(ii)	any tax due by the Target Companies for the period prior to Completion including in respect of tax payable or receivable under group relief or tax sharing arrangements;

(iii)	in relation to a Target Company, Financial Debt;

(iv)	finance lease and hire purchase obligations relating to the period prior to Completion only;

(v)	the provision for Loyalty Programs for GBL which will be calculated in accordance with the Sellers' Accounting Policies provided that:

(A)	the breakage rate in respect of cash back liability will be calculated in accordance with the Cash Back Methodology;

(B)	the breakage rate in respect of liability for any points award will be calculated in accordance with the Points Award Methodology; and

(C)	no account will be taken of any deferred tax assets in respect of the provision for Loyalty.

(vi)	employer's national insurance provisions arising on an accruals basis in respect of the value of any option or other share schemes which vest on Completion.

(c)	No liability will be recorded in the Completion Statements in respect of any guarantees or indemnities except in respect of any substantiated claims made on or before the date of Completion.

(d)	No provisions by GCS or GCSL will be included and no equivalent provision or liability will be recognised in the Completion Statement either (i) in respect of any contingent liability to pay withholding tax relating to the Securitisation, or (ii) in respect of any contingent liability to repay VAT reclaimed prior to Completion.

9.	Intercompany Balances

(a)	Any asset or liability (including accruals or prepayments) arising from a transaction between (i) a Target Company , and (ii) a member of the Seller Group (including GBL) shall be specifically identified as an intercompany balance. For the avoidance of doubt, tax balances which represent payments to be made between companies on account of tax or under tax sharing arrangements shall be treated as inter-company balance.

(b)	For the avoidance of doubt, notwithstanding the payments set out in Clause 6.2(c) and Clause 6.4(d), the intercompany balances will remain in place with the Buyer replacing the relevant Seller Group Company and the Completion Statements shall include a statement of these intercompany balances immediately prior to Cut-Off.

(d)	To the extent the Final Completion Statement shows that any party has made an over or under payment in respect of the Estimated Intercompany Balances under Clause 6.2(c) or Clause 6.4(d), such over or under payment will be corrected by a balancing payment to the appropriate party.

SCHEDULE 12

Completion Adjustment

Part 3: Calculation of adjustment

1.	When the Completion Statements have been finally agreed or otherwise determined in accordance with this Schedule (the “Final Completion Statements”), the following adjustments shall be made.

2.	Subject to Clause 5.6 and paragraph 5 of this Part 3 of this Schedule 12:

(a)	in respect of the Assets and the Assumed Liabilities, if the Asset Consideration as shown in the Final Completion Statements is:

(i)	greater than £15,800,001, the Buyer shall make a payment to GBL equal to the excess; and

(ii)	less than £15,800,001, GBL shall make a payment to the Buyer equal to the shortfall,

(b)	in respect of GCSL:

(i)	if the GCSL Actual NAV is less than the Target GCSL NAV, DFS shall make a payment to GCEI equal to the shortfall; and

(ii)	if the GCSL Actual NAV is greater than the Target GCSL NAV, GCEI will make a payment to DFS equal to the excess,

(c)	in respect of GCS:

(i)	if the GCS Actual NAV is less than the Target GCS NAV, DFS shall make a payment to GCS equal to the shortfall; and

(ii)	if the GCS Actual NAV is greater than the Target GCS NAV, GCS will make a payment to DFS equal to the excess,

(d)	in respect of GPI:

(i)	if the GPI Actual NAV is less than the Target GPI NAV, DB shall make a payment to GPI equal to the shortfall; and

(ii)	if the GPI Actual NAV is greater than the Target GPI NAV, GPI will make a payment to DB equal to the excess,

(e)	in respect of GCEI:

(i)	if the GCEI Actual NAV is less than the Target GCEI NAV, SRC shall make a payment to GCEI equal to the shortfall; and

(ii)	if the GCEI Actual NAV is greater than the Target GCEI NAV, GCEI will make a payment to SRC equal to the excess.

((a) to (e) together, the “Completion Adjustment”).

3.	The Completion Adjustment shall be paid within five Business Days of the date on which the Final Completion Statement is agreed or determined.

4.	The Target GCS NAV and the Target GCEI NAV shall be adjusted in accordance with the following provisions:

(a)	if Completion occurs after 31 March 2008 because at 31 March 2008 either (i) the OFT Condition has not been fulfilled or waived (other than as a result of a default of the Sellers of their obligations in Clauses 4.2, 4.3 and 4.4) and the other Conditions have been satisfied or (ii) one or more Conditions has not been fulfilled or waived (other than as a result of a default of the Sellers of their obligations in Clauses 4.2, 4.3 and 4.4) and it can be reasonably demonstrated that the failure to satisfy such Condition(s) is due to an act or omission of the Buyer and the other Conditions have been satisfied then the Target GCS NAV shall be reduced by £1,000,000 and the Target GCEI NAV shall be reduced by £1,000,000; and

(b)	if at the Cut-Off the amount of Receivables is less than £1,800,000,000 then the Target GCS NAV and the Target GCEI NAV shall be increased in equal proportions by an amount equal in aggregate to the amount determined as follows, rounded up to the nearest £1:

where

A = £1,800,000,000

B = the greater of (X) the actual amount of Receivables and (Y) £1,700,000,000

C= £2,000,000

5.	Interest shall be charged at sterling 6-month LIBOR on any amount of Completion Adjustment which remains unpaid more than 45 days after the Final Completion Statements are determined or agreed.

SCHEDULE 12

Completion Adjustment

Part IV: Illustrative Pro Forma Completion Statement

Description	Value (£) Dr / (Cr)	Value (£) Dr / (Cr)
Total Net Asset Value split by legal entity

Goldfish Card Services Limited (A)		13,426,822

Goldfish Credit Servicing Inc. (B)		21,926,832

Goldfish Credit Enhancing Inc. (C)		18,782,307

Goldfish Procurement Inc. (D)		132

Goldfish Bank Assets/Assumed Liabilities (E)		74,863,907

TOTAL NET ASSET VALUE (A+B+C+D+E)		129,000,000

Description	Value (£) Dr / (Cr)	Value (£) Dr / (Cr)
1. Goldfish Card Services Limited
Cash and due from banks		384,090
Inter-bank deposits		15,120,000
Amount due from Goldfish Bank		5,829,245
Amount due to Goldfish Credit Servicing Inc.		(980,569)

		20,352,766

Inter-company balance – due from DFS		579,781
Accrued compensation		(3,304,547)
Other payables		(16,306,932)

		1,321,068

Other assets—Rewards and Voucher stock		2,313,316

Premises and equipment, net		9,756,329
Prepaid and deferred charges	1,729,174
Other receivables	163,230

		1,892,404
Deferred income taxes	(417,630)
Income taxes payable and other accrued taxes	(809,829)
Other accrued taxes	(628,836)

		(1,856,295)

Net Assets (A)		13,426,822

Description	Value (£) Dr / (Cr)	Value (£) Dr / (Cr)
2. Goldfish Credit Servicing Inc.
Cash and due from banks		10,688

Inter-bank deposits		157,650,000
Amount due from Goldfish Bank		32,968,096
Amount due from Goldfish Card Services		980,569
Amount due from Goldfish Procurement Inc		594
Amount due to Goldfish Credit Enhancing Inc.		(12,455,042)

		179,154,905

Short term loan – due to Discover Financial Services	(226,456,584)
Interest on short term loan from DFS	(2,425,982)
Inter-company balance—due from DFS	614,634
Other payables	(2,370,075)

		(230,638,007)

		(51,483,102)
Credit cards outstanding balances
Receivable balances – debit	2,126,114,951
Customer deposits	(796,234)
Allowance for Loan Losses	(76,294,286)

Net Owned receivable balances		2,049,024,431

Long term borrowings		(600,000,000)
Other short term borrowings		(1,422,355,881)

Accrued interest accrued receivable		12,180,649

Amounts due from asset securitisation		7,341,860
Premises and equipment, net		30,726,389

Prepaid and deferred charges	1,474,660
Other receivables	2,125,304
Deferred income	(2,795,775)

		804,189
Income taxes payable and other accrued taxes		(4,311,703)

Net Assets (B)		21,926,832

Description	Value (£) Dr / (Cr)	Value (£) Dr / (Cr)
3. Goldfish Credit Enhancing Inc.
Cash		2,106,577
Amounts due from asset securitisation		5,973,848
Amount due from GCS		12,455,042
Inter-company balance—due to DFS		(1,771,238)

		18,764,229
Income taxes payable	24,330
Deferred income taxes	(6,252)

		18,078

Net Assets (C)		18,782,307

Description	Value (£) Dr / (Cr)	Value (£) Dr / (Cr)
4. Goldfish Bank Assets/Assumed Liabilities

Cash-in-hand		113,315,595
Prepayments		215,426
Other receivables		72,061

		113,603,082
Receivable balances – credit	(5,416,054)
FAS91 receivables	150,398
Cash clearing items	(17,622)

		(5,283,278)

Loyalty provision		(33,455,897)

Net Assets (E)		74,863,907

SCHEDULE 13

Tax Covenant

1.	Construction and Interpretation

1.1	In this Schedule the following definitions shall have the following meanings:

“balancing payment” means a payment made by a person to whom a compensating adjustment is available to a person who has suffered the transfer pricing adjustment to which the compensating adjustment relates;

“Buyer's Relief” means any Relief arising to a Target Company to the extent that it was included as an asset or taken into account in calculating any deferred tax provision in the Final Completion Statements;

“Claim for Taxation” means any claim, notice, demand, assessment, return, accounts, charge, or other document issued, or action taken or omission made, by or on behalf of a Tax Authority, from which it appears that or as a result of which a claim for breach of a Tax Warranty may be made or a Target Company is or may be placed or sought to be placed under a Tax Liability, being a Tax Liability which could give rise to a liability for the Sellers under this Schedule (whether along or in conjunction with other Claims);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“compensating adjustment” means any Relief available to a person as a consequence of a transfer pricing adjustment made in respect of another person;

“Post Completion Relief” means any Relief arising to a Target Company to the extent that it arises in respect of any Transaction occurring or period commencing after Completion;

“Relief” means any relief, exemption, allowance, loss, deduction, credit or set off in each case available in respect of any Tax or relevant to the computation of any Tax Liability and shall include without limitation a right to repayment of Tax (including any repayment supplement or interest in respect of such repayment);

“Straddle Period Return” means a Tax Return of a Target Company for the accounting period current at Completion;

“Tax Legislation” means any statute, statutory instrument, enactment, law, by-law, directive, decree, ordinance, regulation or legislative provision enacted, issued or adopted providing for, imposing or relating to Tax;

“Tax Liability” means:

(a)	any liability imposed on a Target Company by a Tax Authority to or in respect of any Tax whether or not it is directly or primarily the liability of a Target Company;

(b)	the use or set off, against income, profits or gains earned, accrued or received by a Target Company on or before Completion or against any liability to Tax within (a) above, of any Buyer's Relief or Post Completion Relief, in each case, in circumstances where but for such use or set off the Target Company would have had an actual liability to Tax in respect of which DFS would have been liable under this Agreement, and in the case of the use or set off of a Buyer's Relief or a Post Completion Relief the amount of the Tax Liability shall be a sum equal to the amount of the actual liability to Tax which would have arisen but for such use or set off; provided that for these purposes it shall be assumed that a Relief other than a Buyer's Relief or a Post Completion Relief will, where possible, be used in priority to Buyer's Relief or a Post Completion Relief;

“Tax Sharing Agreements” means the Tax Sharing Agreement and the Supplemental Tax Sharing Agreement relating to Tax in the United Kingdom entered into between DFS and Morgan Stanley on 30 June 2007;

“Third Party” means any person other than a Target Company or a party to this Agreement;

“Transaction” means any, actual transaction or transaction deemed for Tax purposes, deed, act, event, payment, distribution, and the entry into this Agreement and/or Completion; and

“transfer pricing adjustment” means the computation of profits or losses for Tax purposes in relation to any transaction or series of transactions on a basis which substitutes arm's length terms for the actual terms agreed.

1.2	Subject to paragraph 1.1 words and expressions defined in this Agreement or defined for the purpose of the relevant Tax Legislation shall bear the same meanings in this Schedule.

1.3	In this Schedule:

(a)	any reference to the provisions of any Tax Legislation shall be deemed to refer to the same, as in force, including any Tax Legislation announced as being in force as of a specific date and further including any amendment, re-enactment or consolidation, at the time, by reference to which the same falls to be interpreted and shall be deemed to include references to any orders, regulations, or to other subordinate legislation made under the relevant statute or statutory provisions;

(b)	clause headings are inserted for ease of reference only and shall not affect construction;

(c)	references to recitals, paragraphs and sub-paragraphs are references to recitals, paragraphs and sub-paragraphs in this Schedule unless otherwise specified;

(d)	references to income, profits or gains earned, accrued or received shall include income, profits or gains which are deemed to have been earned, accrued or received for Tax purposes;

(e)	references to income profits or gains earned, accrued or received on or before the date hereof or in respect of a period ending on or before the date hereof shall include income profits or gains deemed or treated for Tax purposes to have or as having been earned, accrued or received on or before the date hereof or in respect of that period;

(f)	references to any transaction occurring or commencing on or before a particular date or time shall include the case where such transaction is deemed or treated for Tax purposes as having occurred or commenced on or before that date; and

(g)	references to anything being deemed or treated “for Tax purposes” shall mean that for the purposes of any applicable Tax Legislation or decided case law or published practice of any Tax Authority that thing is deemed or treated in the way described.

2.	Covenants

2.1	Subject to the exclusions contained in paragraph 3 (including, for the avoidance of doubt, those limitations and exclusions set out in Clause 8 of the Agreement which are applicable) DFS covenants with the Buyer to pay to the Buyer an amount equal to any Tax Liability of a Target Company arising (a) as a result of or by reference to any Transaction which occurred on or before Completion or (b) in respect of or with reference to any income, profits or gains earned, accrued or received on or before or in respect of a period ending on or before Completion (a Tax Liability falling within (a) or (b) being a “Pre-Completion Tax Liability”).

2.2	Subject to the exclusions contained in paragraph 3 (including, for the avoidance of doubt, those limitations and exclusions set out in Clause 8 of the Agreement which are applicable) but without prejudice to the generality of paragraph 2.1, DFS covenants with the Buyer to pay to the Buyer an amount equal to any Tax Liability of a Target Company arising as a result of or by reference to such Target Company's relationship on or at any time prior to Completion with any of the Sellers, DFS or any other company with which the relevant Target Company has been a member of the same group of companies on or at any time prior to Completion, including, for the avoidance of doubt, any Tax Liability triggered into income under Sections 1.1502-6, 1.1502-13 or 1.1502-19 of the United States Treasury Regulations (or any analogous or similar provision under U.S. state or local law).

2.3	For the avoidance of doubt, and not by way of limitation, the covenant given at paragraph 2.1 shall include:

(a)	any Tax Liability of a Target Company arising from or in relation to the Spin-Off of Discover from Morgan Stanley (including in relation to the Tax Sharing Agreements);

(b)	any Pre-Completion Tax Liability in respect of (i) an assessment to VAT or (ii) any amount in respect of VAT arising from the over-recovery of input VAT or (iii) any amount in respect of VAT as a result of the sale of receivables to GCS;

(c)	any Pre-Completion Tax Liability of any Target Company being a liability to Insurance Premium Tax arising from the provision of insurance in connection with the Cardholder Agreements;

(d)	any Pre-Completion Tax Liability in respect of output VAT arising from taxable supplies associated with the provision of loyalty bonus arrangements in connection with the Cardholder Agreements; and

(e)	any Pre-Completion Tax Liability in respect of withholding Tax on payments related to Securitised Assets or any obligations secured by Securitised Assets.

2.4	The covenants contained in this Schedule shall extend to all reasonable costs and expenses properly incurred by the Buyer or any of the Target Companies in connection with any successful claim under this Schedule or in relation to any Claim for Taxation, including in connection with any action taken in accordance with paragraph 4 (other than a Claim for Taxation in respect of which a claim under this Schedule would be excluded by paragraph 3 below).

3.	Exclusions

3.1	In addition to the limitations and exclusions set out at Clause 8 (other than Clauses 8.11 to 8.19) of this Agreement (but in the event of any conflict or inconsistency between the exclusions set out in this paragraph 3 and any provision of Clause 8 (other than Clauses 8.11 to 8.19) of this Agreement, this paragraph 3 shall take precedence) the covenants contained in paragraph 2 shall not apply to a Tax Liability to the extent that:

(a)	such Tax Liability is the subject of an allowance, reserve or provision for Tax in, or was taken into account in the preparation of, the Final Completion Statements; or

(b)	such Tax Liability was paid or discharged before Completion or payment or discharge of such Tax Liability was taken into account in the preparation of the Final Completion Statements and has in fact occurred; or

(c)	such Tax Liability arises or is increased directly as a result of a change in the rates of any Tax made after Completion or any change in any law, regulation, directive or requirement or its interpretation or any change in or withdrawal of any published extra-statutory concession or published practice of any Tax Authority, in each case after Completion with or without retrospective effect; or

(d)	such Tax Liability arises or is increased as a result of a change after Completion in any accounting policy, any Tax reporting practice or the length of any accounting period for Tax purposes of any Target Company save where such change is necessary in order to comply with the law or generally accepted accounting principles applicable to such Target Company as at Completion; or

(e)	any amount in respect of such Tax Liability has been recovered by the Buyer or any Target Company from a Third Party or pursuant to the Warranties or any other provision of this Agreement (including this Schedule) or any other Agreement with the Sellers or DFS or any company connected with the Sellers or DFS; or

(f)	such Tax Liability would not have arisen but for:

(i)	the making of a claim, election, surrender or disclaimer, the giving of a notice or consent, or the doing of any other thing under the provisions of any Tax Legislation, in each case after Completion and by the Buyer, any Target Company, or any person connected with any of them and otherwise than as required by Tax Legislation or at the written direction of the Sellers or DFS; or

(ii)	a transaction, action or omission carried out or effected by any of a Target Company, the Buyer or any other person connected with any of them, at any time after Completion, except that this exclusion shall not apply:

(A)	where such transaction, action or omission is carried out or effected pursuant to a legally binding commitment created on or before Completion or is otherwise required by Tax Legislation;

(B)	to the extent that such transaction, action or omission is taken at the written request of the Sellers or DFS;

(C)	where such transaction, action or omission is carried out or effected in the ordinary course of business as carried on by the relevant Target Company at Completion; or

(D)	(without prejudice to paragraphs 3.1(f)(ii)A and 3.1(f)(ii)(B)) in relation to a Tax Liability arising from or in relation to the Spin-Off, where such transaction, action or omission is carried out in circumstances where the Buyer did not know and (on the basis of information actually supplied to the Buyer prior to Completion) could not reasonably be expected to have known it would or might give rise to such Tax Liability arising from or in relation to the Spin-Off; or

(iii)	the failure or omission on the part of any Target Company to make any such valid claim, election, surrender or disclaimer, or to give any such notice or consent or to do any other such thing, (otherwise than at the written request of the Sellers or DFS) either as DFS may require in respect of periods or matters for which DFS has conduct under paragraph 8 or where the making, giving or doing of which was taken into account in the preparation of the Final Completion Statements; or

(iv)	the actual disposal of an asset or any other event (including the expiry of a time period) which causes the crystallisation of a chargeable gain or credit under the U.K. intangible fixed assets rules, in each case occurring at any time after Completion; or

(g)	such Tax Liability is a liability to fines, charges, interest, costs or penalties in respect of any Tax which arises or which is increased as a result of the unreasonable delay or default of the Buyer or any Target Company or the unreasonable failure by the Buyer to comply with its obligations under paragraph 4 or paragraph 5 of this Schedule; or

(h)	such Tax Liability is a liability to fines, charges, interest costs or penalties in respect of any Tax which arises or which is increased directly as a result of a failure or omission by a Target Company or its agent after Completion to submit the Tax Returns required to be made by it or failing to submit such Tax Returns within the applicable time limits, or submitting such Tax Returns with errors or otherwise than on a proper basis (save to the extent that such failure or omission is due to the Sellers' or DFS' failure to comply with the provisions of paragraph 8 of this Schedule or is due solely to any action taken at the written request of the Sellers or DFS); or

(i)	such Tax Liability arises as a result of a cessation of the trade of or the winding up of a Target Company or a major change in the nature or conduct of the trade of a Target Company which, in any such case, occurs after Completion; or

(j)	such Tax Liability is a liability to fines, interest or penalties in respect of an underpayment before Completion of an instalment of corporation tax or insofar as such underpayment would not have been an underpayment but for a Transaction occurring or income, profits or gains earned, accrued or received after Completion; or

(k)	written notice of a claim in respect of the Tax Liability (giving reasonable details of such claim including, to the extent known and practicable, an estimate (on a without prejudice basis) of the amount or potential amount of the Liability of DFS in respect thereof) has not been given to DFS prior to the sixth anniversary of the end of the accounting period of the relevant Target Company in which Completion occurs or (where the claim is not previously settled, satisfied or withdrawn) proceedings in respect thereof have not been issued within eight months of the date of such anniversary; or

(l)	any Relief other than a Post Completion Relief or a Buyer's Relief is available or is for no consideration made available by any Sellers Group company to the Target Company to set against or otherwise mitigate the Tax Liability; or

(m)	the Tax Liability arises or is increased as a result of the failure of the Buyer to comply with its obligations under this Schedule (save to the extent that such failure is due to the Sellers' failure to comply with its obligations under this Schedule).

3.2	The provisions of paragraph 3.1 shall also operate to limit or reduce the liability of the Warrantor in respect of any claim for breach of a Tax Warranty or any other Warranty in so far as it relates to Tax (except that the reference to “pursuant to the Warranties” in paragraph 3.1(e) shall for this purpose be replaced with “pursuant to any other Warranty Claim”).

3.3	The Sellers and DFS shall have no liability to the Buyer under any part of this Agreement in respect of the non-availability, inability to use, loss or restriction of any Relief (failure of Relief) where such failure of Relief does not give rise to a Tax Liability to which paragraph 2 applies.

3.4	The covenants contained in this Schedule shall not extend to any VAT which the Buyer is liable to pay to GBL pursuant to Clause 19.1(c) of the Agreement.

3.5	For the avoidance of doubt, the covenants contained in this Schedule shall not extend to any Tax Liability of a Target Company arising as a result of or by reference to the Completion Adjustment or any adjustment to the GCS Target NAV or the GCEI Target NAV pursuant to Schedule 12 Part 3.

4.	Conduct of claims

4.1	The Buyer shall give or shall procure the giving of notice in writing to DFS of any Claim for Taxation (including reasonably sufficient details of such Claim for Taxation, the due date for any payment, the time limits for any appeal and, so far as practicable, the amount of the claim under this Schedule in respect thereof) as soon as possible (and in any event not more than ten Business Days) after the Buyer or the relevant Target Company becomes aware of such Claim for Taxation.

4.2	Subject to paragraphs 4.3 and 4.6, the Buyer shall take or procure that the relevant Target Company shall take such action as DFS may reasonably request to avoid, dispute, resist, appeal, compromise or defend the Claim for Taxation (a Claim for Taxation where action is so requested being hereafter referred to as a “Dispute”).

4.3	Provided that the Buyer and the Target Company concerned is each indemnified by DFS against all reasonable costs and expenses properly incurred, DFS shall have the right (if it so wishes) to control any proceedings taken in connection with a Dispute, and shall in any event be kept fully informed of any actual or proposed developments (including any meetings), and shall be provided with copies of all correspondence and documentation relating to such Dispute and such other information, assistance and access to records and personnel as it reasonably requests.

4.4	DFS shall reimburse to the Buyer its reasonable costs and expenses properly incurred in connection with any action or proceedings taken at the request of DFS pursuant to paragraph 4.2 above.

4.5

Subject to paragraph 4.6, the Buyer shall procure that (i) to the extent that DFS could be required to make a payment under this Schedule in respect of any Tax Liability the subject of a Dispute, such Dispute is not settled or otherwise compromised without the prior written consent of DFS, such consent not to be unreasonably withheld or delayed and; (ii) each Target Company and any of its respective advisors shall, so far as it is reasonable to do so, not submit any document to a Tax Authority on notice of any matter which could give rise to or increase any claim under this Schedule without first allowing DFS reasonable opportunity to comment thereon, the reasonable comments of DFS to be taken into account provided that any such comments are provided to the Buyer by DFS on a timely basis.

4.6	In the event that DFS elects to control proceedings in accordance with paragraph 4.3 then:

(a)	DFS shall keep the Buyer reasonably informed of all relevant matters and shall promptly forward or procure to be forwarded to the Buyer copies of all relevant correspondence and other relevant information and documentation;

(b)	all communications written or otherwise relating to the Dispute which are to be transmitted to a Tax Authority shall first be submitted to the Buyer to afford it a reasonable opportunity to comment thereon; and

(c)	DFS shall make no settlement or compromise of the Dispute nor agree any matter in the conduct of the such Dispute which would result in a material increase in any future liability to Tax of the Buyer or the Target Company without the prior approval of the Buyer, such approval not to be unreasonably withheld or delayed.

4.7	If DFS does not request the Buyer to take any action under paragraph 4.2 within 30 days of notice being given to DFS under paragraph 4.1, the Buyer shall be free to settle the relevant Claim for Taxation on such reasonable terms as it may reasonably think fit.

5.	Payment

5.1	Subject to paragraphs 5.2 to 5.4, the due date for payment by DFS of any sum due under this Schedule shall be:

(a)	in the case of any Tax Liability which involves an actual payment of Tax, the later of (i) three Business Days before the amount of the Tax Liability is due and payable and (ii) ten Business Days after a demand in writing is served on DFS by the Buyer; and

(b)	in the case of any Tax Liability which does not involve an actual payment of Tax, on the date which is twenty Business Days after a demand in writing is served on DFS by the Buyer, such demand to be accompanied by a copy of a certificate from the auditors of the Target Company (obtained or procured to be obtained by and at the expense of the Buyer) to the effect that DFS has a liability of a stated amount in respect of such Tax Liability.

5.2	If the date on which the Tax can be recovered by the relevant Tax Authority is deferred following application to such Tax Authority, the date for payment by DFS shall be three Business Days before such later date when the amount of Tax is finally and conclusively determined (and for this purpose, an amount of Tax shall be deemed to be finally and conclusively determined when, in respect of such amount, an agreement under Section 54 of the Taxes Management Act 1970 (or any legislative provision corresponding to that section) is made, or a decision of a court or tribunal is given or any binding agreement or determination is made from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit).

5.3	If a payment or payments to the relevant Tax Authority prior to the date otherwise specified by this paragraph would avoid or minimise interest or penalties, DFS may at its option pay the whole or part of the amount due to the Buyer on an earlier date or dates, and, in such event, the Buyer shall procure that the Tax in question (or the appropriate part of it) is promptly paid to the relevant Tax Authority.

5.4	Where a claim under this Schedule relates to a Tax Liability caused by the use or set off of a Buyer's Relief or a Post Completion Relief, DFS shall pay to the Buyer the amount due under this Schedule in respect thereof on the later of the date which is three Business Days before the first date on which Tax becomes recoverable by the Tax Authority demanding the same (being Tax which would not have been payable but for such use or set off) and ten Business Days after demand is made therefore by the Buyer, such demand to be accompanied by a copy of a certificate from the auditors of the Buyer or the Target Company concerned (obtained or procured to be obtained by and at the expense of the Buyer) to the effect that DFS has a liability of a stated amount in respect of such claim and that Tax has, or will on a specified date, become recoverable by the Tax Authority demanding the same, and reasonably sufficient evidence of such use or set off and of such Tax Liability.

6.	Recovery from third parties

6.1	In the event that DFS or the Warrantor shall have made a payment to the Buyer in respect of any claim by the Buyer against DFS under this Schedule in respect of a Tax Liability or in respect of a breach of any of the Warranties set out in paragraph 10 of Schedule 4 and the Buyer or a Target Company is or may be entitled to recover or obtain a payment in respect of that Tax Liability from any Third Party (including any Tax Authority) the Buyer shall, or shall procure that the relevant Target Company shall, provided that the Buyer and the Target Company concerned is each indemnified by DFS against all reasonable costs and expenses properly incurred, take such action as DFS shall reasonably request to recover or obtain such payment and shall keep DFS informed of all progress made in such process.

6.2	The Buyer covenants with DFS to pay to DFS an amount equal to any sum referred to in paragraph 6.1 (including any interest or repayment supplement) which the Buyer or a Target Company actually recovers (whether or not pursuant to any action requested under paragraph 6.1) less tax (if any) chargeable thereon and any reasonable costs and expenses properly incurred by the Buyer (which have not previously been reimbursed by DFS) in respect of the matter in question within five Business Days of recovering any such sum.

7.	Overprovisions and Corresponding Reliefs

7.1	If so requested by DFS, the Buyer shall provide or procure that the relevant Target Company provides such information or assistance which DFS may require in connection with determining whether a Relevant Amount (as determined in paragraph 7.2) exists for the purposes of this paragraph 7 and the amount of such Relevant Amount. The Buyer shall notify DFS in writing as soon as possible if it determines that any Relevant Amount may exist.

7.2	A “Relevant Amount” shall be determined for the purposes of this paragraph as follows:-

(a)	if an allowance, reserve, provision or contingency for Tax (but not for deferred tax) in the Final Completion Statements is overstated (except to the extent that such overstatement results from the utilisation of a Buyer's Relief or a Post Completion Relief or results in an increase in deferred tax), the amount of such overstatement shall be a Relevant Amount;

(b)	if a Tax Liability to which paragraph 2 applies gives rise to a Relief which reduces or eliminates an actual Tax Liability of a Target Company whenever arising (other than one to which paragraph 2 applies), the amount of the actual Tax Liability which is eliminated or the amount by which it is reduced shall be a Relevant Amount;

(c)	if any Tax Liability of a Target Company in respect of which DFS has made a payment to the Buyer under this Schedule relates to income, profits or gains not then received by the Target Company, and the Target Company subsequently receives the income, profit or gains and is not subject to Tax in respect of that receipt, the amount of any payment made to the Buyer in respect thereof shall be a Relevant Amount;

(d)	if a Tax Liability of a Target Company or the Buyer in an accounting period ending after Completion is reduced or eliminated by a Relief which comprises a deduction or allowance for any expenditure, allowance, reserve or provision which was recognised in the Final Completion Statements but was not, in preparing the Final Completion Statements, treated as an asset (and therefore is not a Buyer's Relief), the amount of the Tax Liability which is so eliminated or the amount by which it is so reduced shall be a Relevant Amount;

(e)	if a Target Company is or becomes entitled to any right to receive or actually receives any amount by way of repayment of Tax in respect of a Transaction occurring or period (or part-period) falling prior to Completion and such right to or repayment of Tax is not a Buyer's Relief and does not arise from the use of a Post Completion Relief and is not a payment to which paragraph 6 of this Schedule 13 applies, an amount equal to the amount by way of repayment to which that Target Company is entitled or receives (less the amount of any reasonable costs and expenses properly incurred in obtaining such repayment) shall be a Relevant Amount.

7.3	Subject to paragraph 7.4, the Relevant Amount shall first be set-off against any payment then due from DFS under this Schedule 13 and to the extent that there is an excess, that excess shall be paid to DFS.

7.4	The Buyer shall have no obligation to make a set-off or any payment to DFS pursuant to paragraph 7.3 in respect of a Relevant Amount unless the Relevant Amount exceeds £100,000 (in which event paragraph 7.3 shall relate to the whole of the Relevant Amount and not just the excess over £100,000). Relevant Amounts related to a series of connected matters or the same circumstances will be aggregated for this purpose.

8.	Tax returns

8.1	Subject to the provisions of this paragraph 8, the Sellers, DFS or their duly appointed agents shall prepare, file and submit the tax returns of the Target Companies that are required to be filed in respect of any accounting period ended on or prior to Completion (the “Pre-Completion Returns”).

8.2	The Sellers, DFS or their duly appointed agents shall (a) prepare and submit on behalf of each Target Company all claims, elections, surrenders, disclaimers, notices and consents for the purposes of Tax in respect of all accounting periods ending on or before Completion (the “Pre-Completion Documents”); and (b) deal with all matters relating thereto and to the Pre-Completion Returns including the conduct of all negotiations and correspondence but excluding payment of Tax.

8.3	The Sellers or DFS shall procure that the Buyers receive for review and comment the Pre-Completion Returns and/or the Pre-Completion Documents, and documents or correspondence relating thereto (the “Relevant Pre-Completion Information”) which are intended to be filed with the relevant Tax Authority before filing with such Tax Authority no later than:

(a)	in relation to any VAT filings, pay as you earn filings or any other filing where the period between the end of the Tax period to which such filing related and the date such filing is due to be filed is no more than 30 days, 3 Business Days before the applicable filing date; and

(b)	in all other cases 15 Business Days before the applicable filing date,

and the Sellers or DFS shall take account of the reasonable comments of the Buyer provided that any such comments are provided by the Buyer to the Sellers or DFS on a timely basis.

8.4	In respect of any accounting period commencing prior to Completion and ending after Completion (the"Straddle Period”) and all accounting periods thereafter the Buyer shall or will procure that the Target Companies shall prepare, file and agree the Straddle Period Returns and all subsequent returns.

8.5	The Buyer shall or will procure that the relevant Target Companies or their duly appointed agents shall (a) prepare and submit on behalf of each Target Company all claims, elections, surrenders, disclaimers, notices and consents for the purposes of Tax in respect of the Straddle Period (the “Straddle Period Documents”) and all accounting periods thereafter; and (b) deal with all matters relating thereto and to the Straddle Period Returns including the conduct of all negotiations and correspondence.

8.6	The Buyer shall procure that the Straddle Period Returns shall be prepared on a basis which is consistent with the manner in which Tax Returns filed prior to Completion for the relevant Target Company were prepared, save where otherwise required by Tax Legislation.

8.7	The Buyer shall deliver to the Sellers or DFS for review and comment any Straddle Period Return, Straddle Period Documents and documents or correspondence relating thereto (the “Relevant Straddle Period Information”) which it intends to file with the relevant Tax Authority before filing with such Tax Authority no later than:

(a)	in relation to any VAT filings, pay as you earn filings or any other filing where the period between the end of the Tax period to which such filing related and the date such filing is due to be filed is no more than 30 days, 3 Business Days before the applicable filing date; and

(b)	in all other cases 15 Business Days before the applicable filing date,

and the Buyer shall take account of the reasonable comments of the Sellers or DFS provided that any such comments are provided by the Sellers or DFS to the Buyer on a timely basis.

8.8	The Buyer undertakes that:

(a)	it shall, and it will procure that the Target Companies shall, promptly forward to the Sellers or DFS any correspondence from any Tax Authority relating to a Target Company in respect of any accounting period ended on or prior to Completion;

(b)	it shall and it will procure that the Target Companies shall provide to the Sellers, DFS or their duly appointed agents such information and assistance, including such access to its personnel, books and records, in relation to the preparation of the Pre-Completion Returns or the Pre-Completion Documents, or in relation to the Relevant Pre-Completion Information prior to the submission of such Pre-Completion Returns, Pre-Completion Documents or Relevant Pre-Completion Information as the Sellers or DFS shall reasonably request; and

(c)	the Target Companies, as soon as reasonably practicable, shall deliver to the Sellers or DFS copies of any correspondence sent to, or received from, and details of any material oral communication which it may have with, any Tax Authority in relation to the Straddle Period Return, Straddle Period Documents or the Relevant Straddle Period Information and shall otherwise keep the Sellers or DFS fully informed of its actions under this paragraph 8; and

(d)	it shall procure that each of the Target Companies shall cause all Pre-Completion Returns and/or Pre-Completion Documents delivered to it by the Sellers or DFS for authorisation and signature by the relevant Target Company to be authorised and signed and returned to the Sellers or DFS without delay and without amendment; provided that no Target Company shall be under any obligation to authorise or sign any Pre-Completion Document or Pre-Completion Return which it considers in its reasonable opinion to be false, misleading, incomplete or inaccurate in any material respect.

8.9	In respect of any matter which gives rise or may give rise to a Claim for Taxation, the provisions of paragraph 4 with respect to conduct of Tax claims shall apply instead of the provisions of this paragraph 8.

8.10	The Sellers and DFS shall provide such assistance as the Buyer shall reasonably request in the preparation of any Straddle Period Return.

9.	Buyer’s Undertakings

9.1	The Buyer hereby undertakes to pay to each of the Sellers or DFS on demand an amount equal to any Tax or any amount on account of Tax for which such Seller, DFS or any other member of the Sellers' group (not being a Target Company) is liable as a result of the failure of a Target Company or any other member of the Buyer's group to pay Tax other than any Tax in respect of which the Buyer could bring a claim against DFS under this Schedule (or would have been so able but for paragraph 3.1(k)) unless a payment has been made in respect thereof and such Tax was not paid by the relevant Target Company (in which case the Buyers undertaking will still apply).

9.2	The undertaking given by the Buyer in paragraph 9.1 shall extend to the reasonable costs and expenses properly incurred by the relevant Seller or DFS in connection with any successful claim in respect of which no proceedings are commenced, under paragraph 9.1 of this Schedule or in relation to any such assessment or Tax.

9.3	The provisions of paragraph 5.1(a) of this Schedule shall apply to any payment to be made under paragraph 9.1 mutatis mutandis.

9.4	Paragraph 4 shall apply mutatis mutandis to the covenant in favour of DFS and each Seller under this paragraph 9 as it applies to the covenant in favour of the Buyer under paragraph 2 (Covenant).

9.5	The Buyer shall procure that the Target Companies shall keep all documents, books and records (in their possession or control as at Completion) relevant to their respective Tax affairs for any period on or before Completion or to any matter arising before Completion for as long as may be required by law.

9.6	The Buyer shall, or shall procure that GCSL (which is a member of the VAT group of which GBL is the representative member (“GBL’s VAT group”) shall contribute to GBL such proportion of any VAT for which GBL is accountable as is properly attributable to supplies, acquisitions and importations (supplies) made by GCSL whilst a member of GBL's VAT group (less such amount of deductible input tax as is properly attributable to such supplies), such contribution to be made in cleared funds on the day which is the later of two Business Days after demand is made for it and three Business Days before the day on which GBL is required to account for such VAT to HMRC DFS shall pay, or shall procure that there is paid, to the Buyer (on behalf of itself and GCSL) an amount equivalent to such proportion of any repayment of VAT received by GBL from HMRC or of any credit obtained by reference to an excess of deductible input tax over output tax that is properly attributable to supplies made to and by GCSL whilst a member of GBL’s VAT group, promptly after its receipt by, or offset against a liability of, GBL. The Buyer shall provide such information as may be required to enable GBL to make the returns and provide the information required to be provided for VAT purposes.

10.	Transfer Pricing

10.1	If and to the extent that DFS becomes liable to make a payment under paragraph 2 in respect of a Tax Liability which arises as a result of a transfer pricing adjustment:

(a)	paragraph 7 shall apply (for the avoidance of doubt) in relation to any compensating adjustment that may be available to any Target Company and DFS shall be entitled to set off amounts due under paragraph 5 in relation to such matters, rather than being required first to make a payment in respect of the Tax Liability in question, to the extent that a payment is obtained or Tax is saved in respect of the same period as the period in respect of which the transfer pricing adjustment applies;

(b)	if and to the extent that a Sellers' Group Company is or may be entitled to claim a compensating adjustment, such company may procure that a balancing payment be made to the Target Company in question, and such payment shall (to the extent of the amount paid) be deemed to satisfy the liability of DFS under paragraph 2.

10.2	The Buyer and DFS agree that:

(a)	in respect of any transfer pricing adjustment applying to any Target Company which could result in a compensating adjustment being available to a Sellers Group Company; and

(b)	in respect of any transfer pricing adjustment applying to a Sellers Group Company which could result in a compensating adjustment being available to a Target Company or any Buyer Group Company;

they each shall take, and shall procure that there are taken, such steps (including claims, elections, consents, the provision of information or otherwise) as the other party may reasonably request to claim the benefit of the compensating adjustment, and shall keep the other party fully informed of the progress of such steps (including providing it with copies of all relevant correspondence and documentations).

10.3	If and to the extent that a Sellers Group Company has or may have an increased liability to Tax as a result of a transfer pricing adjustment in respect of which any Target Company is able to claim a corresponding adjustment, then:

(a)	the Buyer shall, if DFS so requests, procure that the Target Company in question claims the corresponding adjustment; and

(b)	if the Target Company (or any person connected with it) received or obtains a payment or Relief which comprises or would not have arisen but for such corresponding adjustment, the Buyer shall pay to DFS the amount received or the amount that the person concerned will save by virtue of the payment or Relief (less any reasonable costs of recovering or obtaining such payment or Relief and any Tax actually suffered thereon), except where any amount so saved would otherwise have given rise to claim under this Schedule (in which event no such claim shall be made).

11.	Section 338(h)(10) Election

11.1	DFS and Buyer shall make a joint election for GCS under Section 338(h)(10) of the Code and under any applicable similar provisions of U.S. state law with respect to the purchase of the Shares (each, a “Section 338(h)(10) Election”). DFS and Buyer shall, within 10 days after completion of the Allocation Schedule as set forth in paragraph 11.2, but in no event later than five days prior to the due date for filing Internal Revenue Service Form 8023, exchange completed and executed copies of Internal Revenue Service Form 8023, required schedules thereto, and any similar state, local and foreign forms. If any changes are required in these forms as a result of information which is first available after these forms are prepared, the parties will promptly agree on such changes.

11.2	Unless otherwise agreed by the parties, within 60 days following the completion of the Final Completion Statement for GCS (but in no event later than 30 days prior to the due date for filing Internal Revenue Service Form 8883), Buyer and DFS shall negotiate and draft a schedule (the “Allocation Schedule”) allocating the Aggregate Deemed Sales Price, as defined in § 1.338-4 of the United States Treasury regulations, for GCS among the assets of GCS. The Allocation Schedule shall be reasonable and shall be prepared in accordance with Section 338(h)(10) of the Code and the United States Treasury regulations promulgated thereunder. Each of Buyer and DFS agrees that promptly upon receiving said Allocation Schedule it shall return an executed copy thereof to the other party. If Buyer and DFS cannot agree with respect to any item on the Allocation Schedule, the parties shall direct the dispute to an independent accountancy firm agreed upon by Buyer and DFS (the “Independent Accountant”) to resolve such disputed item within thirty (30) days. The determination of the Independent Accountant shall be binding on Buyer and DFS, and the cost of such determination shall be borne and shared equally by Buyer and DFS. Each of Buyer and DFS agrees to file Form 8883 and all other federal, state, local and foreign Tax Returns in accordance with the Allocation Schedule.

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